     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 1995
                                                     REGISTRATION NO. 33-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                               USF&G CORPORATION
             (Exact name of registrant as specified in its charter)

            MARYLAND                               6331                          52-1220567
  (State or other jurisdiction           (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)         Classification Code Number)          Identification No.)


                            ------------------------
             100 LIGHT STREET, BALTIMORE, MD 21202, (410) 547-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                             JOHN A. MACCOLL, ESQ.
                    Senior Vice President -- General Counsel
                               USF&G Corporation
                                100 Light Street
                              Baltimore, MD 21202
                                 (410) 547-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   Copies to:

          MICHAEL G. MARKS, ESQ.                 DOUGLAS E. HAAS, ESQ.
         Willkie Farr & Gallagher        Benesch, Friedlander, Coplan & Aronoff
            One Citicorp Center                2300 BP America Building
            153 East 53rd Street                   200 Public Square
          New York, NY 10022-4677                Cleveland, OH 44114-2378
               (212) 821-8000                         (216) 363-4500
                            ------------------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the effective date of the proposed merger (the "Merger") of a subsidiary of USF&G Corporation ("USF&G" or the "Registrant") and Victoria Financial Corporation ("Victoria"), as described in the Amended and Restated Agreement and Plan of Merger, dated as of February 9, 1995 (the "Merger Agreement"), attached as Annex I to the Proxy Statement/Prospectus forming a part of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                        PROPOSED MAXIMUM   PROPOSED MAXIMUM
                                            AMOUNT          OFFERING           AGGREGATE        AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES         TO BE          PRICE PER          OFFERING       REGISTRATION
           TO BE REGISTERED              REGISTERED(2)        SHARE              PRICE (3)         FEE(3)(4)
- -----------------------------------------------------------------------------------------------------------
Common Stock, par value $2.50 per
  share(1)............................. 4,620,000 shares       N.A.            $56,703,380      $19,553.02
==========================================================================================================

- --------------
(1) Associated with the common stock, par value $2.50 per share ("USF&G Common Stock"), are Preferred Share Purchase Rights that will not be exercisable or evidenced separately from the USF&G Common Stock prior to the occurrence of certain events.

(2) Based upon the sum of (a) the product of (i) 4,000,724, the number of outstanding shares of common stock, par value $.01 per share of Victoria ("Victoria Common Stock"), and (ii) 1.092, the maximum Exchange Rate (as defined in the Merger Agreement) permitted by the Merger Agreement and (b) an estimate of the number of shares of USF&G Common Stock anticipated to be issuable in the Merger to holders of options to acquire Victoria Common Stock.

(3) Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act by multiplying (i) $12.875, the average of the high and low sales price of a share of Victoria Common Stock quoted on the National Association of Securities Dealers Automated Quotations System National Market System, on April 11, 1995 as reported in published financial sources, and (ii) 4,404,146, the number of outstanding shares of Victoria Common Stock, assuming the exercise of all options to acquire Victoria Common Stock (whether or not currently exercisable).

(4) Pursuant to Rule 457(b) under the Securities Act and Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, the total registration fee of $19,553.02 is offset by the filing fee of $11,010.37 previously paid by Victoria in connection with the filing of preliminary proxy materials on February 13, 1995. Accordingly, the fee payable upon the filing of this Registration Statement is $8,542.65.

                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               USF&G CORPORATION

   CROSS-REFERENCE SHEET SHOWING LOCATIONS IN THE PROXY STATEMENT/PROSPECTUS
                   OF THE RESPONSES TO THE ITEMS OF FORM S-4

                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

                      FORM S-4                                 LOCATION IN PROXY
               ITEM NUMBER AND CAPTION                       STATEMENT/PROSPECTUS
      ----------------------------------------- -----------------------------------------------
A.    INFORMATION ABOUT THE TRANSACTION
      1. Forepart of the Registration Statement
         and Outside Front Cover Page of
         Prospectus............................ Facing Page of the Registration Statement;
                                                Cross-Reference Sheet; Outside Front Cover Page
                                                of Proxy Statement/Prospectus
      2. Inside Front and Outside Back Cover
         Pages of Prospectus................... Available Information; Incorporation of Certain
                                                Documents by Reference; Table of Contents

      3. Risk Factors, Ratio of Earnings to
         Fixed Charges, and Other Information.. Summary; Selected Historical Consolidated
                                                Financial Information; Comparative Per Share
                                                Data; Comparative Market Price Information;
                                                Certain Considerations

      4. Terms of the Transaction.............. Summary; The Merger; The Merger Agreement;
                                                Description of USF&G Capital Stock; Comparison
                                                of Rights of Holders of USF&G Capital Stock and
                                                Victoria Capital Stock

      5. Pro Forma Financial Information....... Not Applicable

      6. Material Contacts with Company Being
         Acquired.............................. The Merger

      7. Additional Information Required for
         Reoffering by Persons and Parties
         Deemed to be Underwriters............. Not Applicable

      8. Interests of Named Experts and
         Counsel............................... Legal Matters; Independent Auditors

      9. Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities........................... Not Applicable


B.    INFORMATION ABOUT THE REGISTRANT

      10. Information with Respect to S-3
          Registrants.......................... Available Information; Incorporation of Certain
                                                Documents by Reference; Summary; Selected
                                                Historical Consolidated Financial Information;
                                                Comparative Per Share Data; Certain
                                                Considerations; Description of USF&G and Merger
                                                Sub

      11. Incorporation of Certain Information
          by Reference......................... Available Information; Incorporation of Certain
                                                Documents by Reference

                      FORM S-4                                 LOCATION IN PROXY
               ITEM NUMBER AND CAPTION                       STATEMENT/PROSPECTUS
      ----------------------------------------- -----------------------------------------------
      12. Information with Respect to S-2 or
          S-3 Registrants...................... Not Applicable

      13. Incorporation of Certain Information
          by Reference......................... Not Applicable

      14. Information with Respect to
          Registrants Other Than S-3 or S-2
          Registrants.......................... Not Applicable

C.    INFORMATION ABOUT THE COMPANY BEING ACQUIRED

      15. Information with Respect to S-3
          Companies............................ Not Applicable

      16. Information with Respect to S-2 or
          S-3 Companies........................ Available Information; Incorporation of Certain
                                                Documents by Reference; Summary; Selected
                                                Historical Consolidated Financial Information;
                                                Comparative Per Share Data; Comparative Market
                                                Price Information; Certain Considerations;
                                                Description of Victoria; Management's
                                                Discussion and Analysis of Financial Condition
                                                and Results of Operations; Index to Victoria's
                                                Consolidated Financial Statements

      17. Information with Respect to Companies
          Other Than S-2 or S-3 Companies...... Not Applicable


D.    VOTING AND MANAGEMENT INFORMATION

      18. Information if Proxies, Consents or
          Authorizations Are to be Solicited... Outside Front Cover Page of Proxy
                                                Statement/Prospectus; Available Information;
                                                Incorporation of Certain Documents by
                                                Reference; Summary; The Special Meeting; The
                                                Merger; Description of Victoria

      19. Information if Proxies, Consents or
          Authorizations Are Not to be
          Solicited, or in an Exchange Offer... Not Applicable

                         VICTORIA FINANCIAL CORPORATION
                             5915 LANDERBROOK DRIVE
                           CLEVELAND, OHIO 44124-4058

                                 April 13, 1995

Dear Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of Victoria Financial Corporation ("Victoria") to be held on May 22, 1995 at 10:00 a.m. (local time) at 5915 Landerbrook Drive, Cleveland, Ohio.

     At this Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of February 9, 1995 (the "Merger Agreement"), among USF&G Corporation ("USF&G"), Queensland, Inc., a wholly-owned subsidiary of USF&G ("Merger Sub"), and Victoria. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Victoria (the "Merger"), and Victoria will become a wholly-owned subsidiary of USF&G. In the Merger, outstanding shares of common stock of Victoria will be converted into the right to receive common stock of USF&G, on the terms and subject to the conditions set forth in the Merger Agreement, all as more fully described in the attached Proxy Statement/Prospectus.

     You should read carefully the accompanying Notice of Special Meeting of Shareholders and the Proxy Statement/Prospectus for details of the Merger and additional related information.

     VICTORIA'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, VICTORIA AND ITS SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT VICTORIA'S SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

     The affirmative vote of the holders of two-thirds of the outstanding shares of common stock of Victoria is necessary to approve the Merger Agreement.

     We urge you to complete, sign, date and return the enclosed proxy card as soon as possible, whether or not you plan to attend the Special Meeting in person and regardless of the number of shares which you may own. You may, of course, attend the Special Meeting and vote in person even if you have previously returned your proxy card.

     Please do not send any stock certificates with the proxy card.

                                          Sincerely,

                                          KENNETH R. ROSEN
                                          President

                         VICTORIA FINANCIAL CORPORATION
                             5915 LANDERBROOK DRIVE
                           CLEVELAND, OHIO 44124-4058

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                            TO BE HELD MAY 22, 1995

To the Shareholders of
  VICTORIA FINANCIAL CORPORATION:

     Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of Victoria Financial Corporation, a Delaware corporation ("Victoria"), will be held on Monday, May 22, 1995, at 10:00 a.m. (local time) at 5915 Landerbrook Drive, Cleveland, Ohio for the following purposes:

          To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of February 9, 1995 (the "Merger Agreement") among Victoria, USF&G Corporation, a Maryland corporation ("USF&G"), and Queensland, Inc., a Delaware corporation and a wholly-owned subsidiary of USF&G ("Merger Sub") and the transactions contemplated thereby (such proposal being referred to herein as the "Merger Proposal"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Victoria (the "Merger") and Victoria will become a wholly-owned subsidiary of USF&G. In the Merger, each outstanding share of common stock, par value $.01 per share, of Victoria ("Victoria Common Stock") (other than shares held by Victoria as treasury shares and shares held by USF&G or any subsidiary of Victoria or USF&G, all of which will be cancelled) will be converted into the right to receive shares of common stock, par value $2.50 per share, of USF&G ("USF&G Common Stock") on the terms and subject to the conditions set forth in the Merger Agreement, all as more fully described in the accompanying Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex I to the accompanying Proxy Statement/Prospectus.

          To transact such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Shareholders of record at the close of business on April 12, 1995, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Victoria has retained D.F. King & Co., Inc., a proxy solicitation firm, for assistance in connection with the Special Meeting.

     The affirmative vote of the holders of two-thirds of the outstanding shares of Victoria Common Stock is necessary to approve the Merger Proposal.

     Holders of Victoria Common Stock will not be entitled to appraisal rights as a result of the Merger. Under Delaware law, appraisal rights are unavailable to holders of Victoria Common Stock because Victoria Common Stock was, on the record date, designated as a national market system security by the National Association of Securities Dealers, Inc. and will be converted into USF&G Common Stock, which on the effective date of the Merger will be listed on the New York Stock Exchange. See "The Merger -- No Appraisal Rights" in the accompanying Proxy Statement/Prospectus.

     The Board of Directors of Victoria has determined that the Merger is fair to, and in the best interests of, Victoria and its shareholders, has unanimously approved the Merger Proposal and recommends a vote FOR the approval and adoption of the Merger Proposal.

     All shareholders are cordially invited to attend the Special Meeting in person. However, to ensure your representation at the Special Meeting, you are urged to complete, sign and date the enclosed proxy card and return it as promptly as possible in the enclosed postage-prepaid envelope.

                                          By Order of the Board of Directors

                                          RICHARD D. MARGOLIS
                                          Secretary
Cleveland, Ohio
April 13, 1995

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE THE PROXY HAS BEEN VOTED AT THE SPECIAL MEETING.
                         ------------------------------

     DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

                         VICTORIA FINANCIAL CORPORATION

                                PROXY STATEMENT
                         ------------------------------

                               USF&G CORPORATION

                                   PROSPECTUS

     This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $.01 per share, of Victoria Financial Corporation ("Victoria Common Stock"), a Delaware corporation ("Victoria"), in connection with the solicitation of proxies by the Board of Directors of Victoria (the "Victoria Board") for use at a Special Meeting of Victoria shareholders to be held on Monday, May 22, 1995 at 10:00 a.m. (local time) at 5915 Landerbrook Drive, Cleveland, Ohio, and at any adjournment or postponement thereof (the "Special Meeting").

     At the Special Meeting, holders of Victoria Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of February 9, 1995 (the "Merger Agreement"), among Victoria, USF&G Corporation, a Maryland corporation ("USF&G"), and Queensland, Inc., a Delaware corporation and a wholly-owned subsidiary of USF&G ("Merger Sub"), and the transactions contemplated thereby (such proposal being referred to herein as the "Merger Proposal"). A copy of the Merger Agreement is attached hereto as Annex I.

     Pursuant to the Merger Agreement, Merger Sub will be merged with and into Victoria (the "Merger") and Victoria will become a wholly-owned subsidiary of USF&G. In the Merger, each outstanding share of Victoria Common Stock (other than shares held by Victoria as treasury shares and shares held by USF&G or by subsidiaries of Victoria or USF&G, all of which will be cancelled) will be converted into the right to receive the number of shares of common stock, par value $2.50 per share, of USF&G ("USF&G Common Stock") equal to the "Exchange Rate" (including the corresponding number of associated USF&G Rights (defined below)). The "Exchange Rate" means: (A) the quotient of (a) $13.959 divided by
(b) the average closing price of USF&G Common Stock on the New York Stock Exchange (the "NYSE") Composite Tape during the period comprising the twenty consecutive trading days immediately preceding the third business day immediately preceding the effective date of the Merger (the "Final Price"), if and only if the Final Price is greater than $14.556; or (B) .959, if and only if the Final Price is both (a) less than or equal to $14.556 and (b) greater than $13.556; or (C) the quotient of (a) $13 divided by (b) the Final Price, if and only if the Final Price is both (x) less than or equal to $13.556 and (y) greater than or equal to $11.90; or (D) 1.092, if and only if the Final Price is less than $11.90. In the event that the Final Price is less than $11.90, Victoria may, at any time on or prior to the Effective Date (defined below), terminate the Merger Agreement without any further obligations thereunder. Outstanding options to purchase Victoria Common Stock ("Victoria Options") will be converted into the right to receive shares of USF&G Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in this Proxy Statement/Prospectus.

     THE CONSIDERATION TO BE RECEIVED BY VICTORIA SHAREHOLDERS IN THE MERGER WILL BE BASED UPON A FORMULA AND CANNOT PRECISELY BE DETERMINED PRIOR TO THE CLOSE OF BUSINESS ON THE FOURTH BUSINESS DAY IMMEDIATELY PRECEDING THE EFFECTIVE DATE. The consideration will depend upon the Final Price, which establishes the Exchange Rate. BECAUSE THE FINAL PRICE, THE EXCHANGE RATE AND THE MARKET PRICE OF USF&G COMMON STOCK AS OF THE EFFECTIVE DATE ARE NOT DETERMINABLE AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND AS OF THE DATE OF THE SPECIAL MEETING, THE EXACT CONSIDERATION PER SHARE TO BE RECEIVED IN EXCHANGE FOR THE OUTSTANDING VICTORIA COMMON STOCK IS NOT CURRENTLY DETERMINABLE. Victoria shareholders will be entitled to receive not more than 1.092 shares nor less than .959 shares of USF&G Common Stock for each share of Victoria Common Stock (except if the Final Price exceeds $14.556, in which event Victoria shareholders will be entitled to receive for each share of Victoria Common Stock that number of shares of USF&G Common Stock with a value, based on the Final Price (but not necessarily the market price as of the Effective Date), of

$13.959). Had the Merger been consummated on April 12, 1995, the Final Price would have been $13.994, and each share of Victoria Common Stock outstanding would have been converted into .959 shares of USF&G Common Stock (together with any related USF&G Rights). The closing price of USF&G Common Stock on that date, as reported on the NYSE-Composite Tape, was $14.50 per share. In fact, the Final Price may be greater than or less than $13.994, and the price at which USF&G Common Stock will be trading on the NYSE on and after the Effective Date may be greater than or less than the Final Price.

     No fractional shares of USF&G Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of Victoria Common Stock and each holder of Victoria Options who otherwise would be entitled to receive a fractional share of USF&G Common Stock pursuant to the Merger will be paid an amount in cash equal to such fractional interest multiplied by the Final Price.

     This Proxy Statement/Prospectus also constitutes the prospectus of USF&G, with respect to up to 4,620,000 shares of USF&G Common Stock to be issued in connection with the Merger. USF&G Common Stock is traded on the NYSE under the symbol "FG." USF&G Common Stock is also listed on the Pacific Stock Exchange, the London Stock Exchange and the Swiss Exchanges in Basle, Geneva and Zurich, Switzerland. On April 12, 1995, the closing price for USF&G Common Stock as reported on the NYSE - Composite Tape was $14.50 per share. See "The Merger Agreement -- Terms of the Merger."

     Holders of record of shares of Victoria Common Stock at the close of business on April 12, 1995, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting. Consummation of the Merger is subject to various conditions, including the approval of two-thirds of the outstanding shares of Victoria Common Stock.

     SEE "CERTAIN CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY VICTORIA SHAREHOLDERS IN CONSIDERING WHETHER TO VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

     All information contained in this Proxy Statement/Prospectus with respect to Victoria prior to the Merger has been provided by Victoria. All information contained in this Proxy Statement/Prospectus with respect to USF&G (and of Victoria after the Merger) has been provided by USF&G.
                         ------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.
                         ------------------------------

     THIS PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING FORM OF PROXY ARE FIRST BEING MAILED TO SHAREHOLDERS OF VICTORIA ON OR ABOUT APRIL 14, 1995.

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS APRIL 13, 1995.

                             AVAILABLE INFORMATION

     Victoria and USF&G are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Victoria and USF&G with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Victoria Common Stock is quoted on the Nasdaq National Market System. Such reports, proxy statements and other information filed by Victoria can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. USF&G Common Stock is listed on the NYSE, the Pacific Stock Exchange, the London Stock Exchange and the Swiss Exchanges in Basle, Geneva and Zurich, Switzerland. Such reports, proxy statements and other information filed by USF&G can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104 and 233 South Beaudry Avenue, Los Angeles, California 90012.

     USF&G has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Proxy Statement/Prospectus is a part, with respect to the shares of USF&G Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or attached as an annex hereto or such other document, each such statement being qualified in all respects by such reference.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: (I) IN THE CASE OF DOCUMENTS RELATING TO VICTORIA, VICTORIA FINANCIAL CORPORATION, 5915 LANDERBROOK DRIVE, CLEVELAND, OHIO 44124-4058 (TELEPHONE NUMBER (216) 461-3461), ATTENTION:
IVAN KRAMER, GENERAL COUNSEL, OR (II) IN THE CASE OF DOCUMENTS RELATING TO USF&G, USF&G CORPORATION, 100 LIGHT STREET, BALTIMORE, MARYLAND 21202 (TELEPHONE NUMBER (410) 547-3000), ATTENTION: JOHN F. HOFFEN, JR., SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE REQUESTED DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUESTS SHOULD BE MADE PRIOR TO MAY 15, 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are incorporated by reference in this Proxy Statement/Prospectus:

          (a) Victoria's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 0-1217);

          (b) USF&G's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-8233);

          (c) USF&G's Current Reports on Form 8-K, dated January 12, 1995, January 20, 1995 and January 25, 1995 (File No. 1-8233); and

          (d) the description of USF&G Common Stock and Rights Plan (defined below) contained in USF&G's Registration Statements filed pursuant to
     Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

     All documents and reports subsequently filed by Victoria and USF&G pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the date of filing of each such document or report. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VICTORIA, USF&G OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VICTORIA OR USF&G SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS
                                                                                     PAGE
                                                                                   ---------
AVAILABLE INFORMATION............................................................       3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................       4
INDEX OF DEFINED TERMS...........................................................       8
SUMMARY..........................................................................      10
     The Companies...............................................................      10
     The Special Meeting.........................................................      10
     The Merger and the Merger Agreement.........................................      11
     Interests of Certain Persons in the Merger..................................      15
     Certain Considerations......................................................      16
     Surrender of Certificates...................................................      16
     Shareholder Rights..........................................................      16
SELECTED HISTORICAL CONSOLIDATED
FINANCIAL INFORMATION............................................................      17
COMPARATIVE PER SHARE DATA.......................................................      19
COMPARATIVE MARKET PRICE INFORMATION.............................................      19
CERTAIN CONSIDERATIONS...........................................................      21
     Effect of Stock Price on Merger Consideration...............................      21
     Differences in Risks of Businesses Conducted by Victoria and USF&G..........      21
THE SPECIAL MEETING..............................................................      26
     General; Date and Place of the Special Meeting..............................      26
     Purpose of the Special Meeting..............................................      26
     Shareholders Entitled to Vote; Requisite Approval...........................      26
     Proxies.....................................................................      27
THE MERGER.......................................................................      28
     Background of the Merger....................................................      28
     Victoria's Reasons for the Merger; Recommendation of the Victoria Board.....      30
     USF&G's Reasons for the Merger..............................................      30
     Opinion of Financial Advisor to the Victoria Board..........................      31
     Interests of Certain Persons in the Merger..................................      34
     Employee Benefits...........................................................      36
     Management and Operations of Victoria after the Merger......................      36
     Anticipated Accounting Treatment............................................      36
     Certain Federal Income Tax Consequences.....................................      37
     Regulatory Approvals........................................................      38
     Resale of USF&G Stock; Affiliates...........................................      39
     New York Stock Exchange Listing.............................................      40
     No Appraisal Rights.........................................................      40

                                                                                     PAGE
                                                                                   ---------
THE MERGER AGREEMENT.............................................................      41
     The Merger..................................................................      41
     Effective Date..............................................................      41
     Terms of the Merger.........................................................      41
     Surrender and Payment.......................................................      44
     Representations and Warranties..............................................      44
     Conduct of Business by Victoria Pending the Merger..........................      45
     Certain Covenants...........................................................      46
     No Solicitation.............................................................      46
     Indemnification.............................................................      46
     Conditions..................................................................      47
     Termination; Fees and Expenses..............................................      48
     Amendment and Waiver........................................................      50
DESCRIPTION OF USF&G AND MERGER SUB..............................................      50
     USF&G.......................................................................      50
     Merger Sub..................................................................      53
DESCRIPTION OF VICTORIA..........................................................      53
     General.....................................................................      53
     Nonstandard Private Passenger Automobile Insurance Industry.................      54
     Competition.................................................................      54
     Reinsurance.................................................................      54
     Loss and LAE Reserves.......................................................      54
     Investments.................................................................      56
     Government Regulation.......................................................      57
     Employees...................................................................      58
     Properties..................................................................      58
     Legal Proceedings...........................................................      58
     Ownership of Victoria Common Stock..........................................      58
     Directors and Executive Officers............................................      60
     Executive Compensation......................................................      61
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS..............................................      63
     Overview....................................................................      63
     Results of Operations -- Year ended December 31, 1994 versus year ended
          December 31, 1993......................................................      64
     Results of Operations -- Year ended December 31, 1993 versus year ended
          December 31, 1992......................................................      65
     Liquidity and Capital Resources.............................................      67

                                                                                     PAGE
                                                                                   ---------
DESCRIPTION OF USF&G CAPITAL STOCK...............................................      70
     General.....................................................................      70
     Common Stock................................................................      70
     Preferred Stock.............................................................      70
     Outstanding Preferred Stock.................................................      71
     USF&G Rights Plan...........................................................      73
COMPARISON OF RIGHTS OF HOLDERS OF USF&G CAPITAL STOCK AND
VICTORIA CAPITAL STOCK...........................................................      73
     Business Combinations.......................................................      73
     Appraisal Rights............................................................      74
     State Takeover Legislation..................................................      74
     USF&G Rights Plan...........................................................      76
     Amendments to Charters......................................................      76
     Amendments to Bylaws........................................................      76
     Preemptive Rights...........................................................      77
     Redemption of Capital Stock.................................................      77
     Dividend Sources............................................................      77
     Duration of Proxies.........................................................      78
     Shareholder Action..........................................................      78
     Special Shareholder Meetings................................................      78
     Cumulative Voting...........................................................      78
     Number and Election of Directors............................................      79
     Removal of Directors........................................................      79
     Vacancies...................................................................      79
     Indemnification of Directors and Officers...................................      80
     Limitation of Personal Liability of Directors...............................      81
LEGAL MATTERS....................................................................      82
INDEPENDENT AUDITORS.............................................................      82
SHAREHOLDER PROPOSALS............................................................      82
INDEX TO VICTORIA'S CONSOLIDATED FINANCIAL STATEMENTS............................     F-1
ANNEXES
     Amended and Restated Agreement and Plan of Merger...........................    Annex I
     Opinion of McDonald & Company Securities, Inc...............................   Annex II

                             INDEX OF DEFINED TERMS

                                                                                        PAGE
                                                                                       NUMBER
                                                                                       ------
"Acquisition Proposal"...............................................................      46
"Affiliates".........................................................................      39
"A.M. Best"..........................................................................      23
"Antitrust Division".................................................................      38
"CCM"................................................................................      60
"Certificates".......................................................................      44
"Claims".............................................................................      46
"Code"...............................................................................      14
"Commission".........................................................................       3
"Company"............................................................................      53
"Consulting Period"..................................................................      35
"Credit Agreement"...................................................................      67
"DGCL"...............................................................................      14
"Debentures".........................................................................      71
"Delaware Business Combination Law"..................................................      74
"Discount Factor"....................................................................      43
"Duff & Phelps"......................................................................      22
"Effective Date".....................................................................      14
"Employment Agreement"...............................................................      15
"Employment Period"..................................................................      34
"Exchange Act".......................................................................       3
"Exchange Agent".....................................................................      44
"Exchange Rate"......................................................................   Cover
"Existing Employment Agreement"......................................................      35
"FASB"...............................................................................      69
"F&G Life"...........................................................................      10
"FTC"................................................................................      38
"Final Price"........................................................................   Cover
"First Chicago Trust"................................................................      70
"HSR Act"............................................................................      13
"IAS"................................................................................      10
"Indemnified Parties"................................................................      46
"Insurance Subsidiary"...............................................................      10
"IBNR"...............................................................................      54
"Junior Preferred Stock".............................................................      70
"Kidder".............................................................................      28
"LAE"................................................................................      54
"Landerbrook Lease"..................................................................      35
"Landerbrook Partnership"............................................................      35
"Leader".............................................................................      59
"MFA"................................................................................      60
"MGCL"...............................................................................      73
"McDonald & Company".................................................................      12
"Merger".............................................................................   Cover
"Merger Agreement"...................................................................   Cover
"Merger Proposal"....................................................................   Cover
"Merger Sub".........................................................................   Cover
"Moody's"............................................................................      22
"NAIC"...............................................................................      25
"NYSE"...............................................................................   Cover

                                                                                        PAGE
                                                                                       NUMBER
                                                                                       ------
"ORC"................................................................................      13
"Parity Stock".......................................................................      71
"RBC"................................................................................      25
"Reference Rate".....................................................................      67
"Registration Statement".............................................................       3
"Rights Plan"........................................................................      73
"SFAS No. 115".......................................................................      69
"Securities Act".....................................................................       3
"Series A Preferred Stock"...........................................................      70
"Series B Preferred Stock"...........................................................      70
"Series B Preferred Stock 1995"......................................................      72
"Series B Preferred Stock 1996"......................................................      72
"Series B Preferred Stock 1997"......................................................      72
"Series C Preferred Stock"...........................................................      53
"Service"............................................................................      37
"Special Meeting"....................................................................   Cover
"Standard & Poor's"..................................................................      22
"Superintendent".....................................................................      13
"Third Party"........................................................................      49
"Third Party Acquisition"............................................................      49
"Trust"..............................................................................      59
"USF&G"..............................................................................   Cover
"USF&G Board"........................................................................      12
"USF&G By-laws"......................................................................      70
"USF&G Charter"......................................................................      70
"USF&G Common Stock".................................................................   Cover
"USF&G Company"......................................................................      10
"USF&G Preferred Stock"..............................................................      70
"USF&G Right"........................................................................      73
"Victoria"...........................................................................   Cover
"Victoria Board".....................................................................   Cover
"Victoria Board Fiduciary Duties"....................................................      46
"Victoria Common Stock"..............................................................   Cover
"Victoria Options"...................................................................   Cover

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary does not contain a complete description of all material information relating to the Merger and the transactions related thereto. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements and notes thereto contained, or incorporated by reference, in this Proxy Statement/Prospectus and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Shareholders of Victoria are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety.

     All share and per share data in this Proxy Statement/Prospectus reflect all previous stock splits of Victoria Common Stock and USF&G Common Stock.

                                 THE COMPANIES

     Victoria. Victoria is an insurance holding company, which, through its wholly-owned subsidiaries, primarily Victoria Fire & Casualty Company (the "Insurance Subsidiary"), specializes in the marketing and issuance of nonstandard private passenger automobile insurance policies. Victoria was formed in Cleveland, Ohio in 1976 to market credit-life and related insurance products and entered the nonstandard private passenger automobile insurance market in January 1986. Nonstandard private passenger automobile insurance currently accounts for over 99% of Victoria's direct written premiums. Victoria operates in 11 states and has acquired licenses to issue insurance policies in 18 other states and the District of Columbia. On July 1, 1994, Victoria acquired Insurance Automation Systems, Inc. of Beachwood, Ohio ("IAS"), in exchange for 421,600 shares of Victoria Common Stock. IAS is an insurance rating software specialist, with revenues in 1994 of $6.1 million. Victoria is a Delaware corporation, its principal executive offices are located at 5915 Landerbrook Drive, Cleveland, Ohio 44124-4058 and its telephone number is (216) 461-3461. See "Description of Victoria."

     USF&G. USF&G is a holding company whose principal subsidiaries are engaged in writing property-casualty insurance, life insurance and annuities. Property-casualty insurance is written primarily by United States Fidelity and Guaranty Company ("USF&G Company"), founded in 1896, and is sold through independent agents supported by its underwriting, marketing, administrative and claim services offices located throughout the United States. Life insurance and annuities are written primarily by Fidelity and Guaranty Life Insurance Company ("F&G Life"), founded in 1959, and are sold throughout the United States through independent agents. USF&G is incorporated in Maryland, its principal executive offices are located at 100 Light Street, Baltimore, Maryland 21202 and its telephone number is (410) 547-3000. See "Description of USF&G And Merger Sub -- USF&G."

     Merger Sub. Merger Sub is a Delaware corporation recently formed by USF&G for the sole purpose of facilitating the Merger. Merger Sub is a wholly-owned subsidiary of USF&G with no assets (other than those received in connection with its initial capitalization) or liabilities (other than those incurred in connection with its incorporation and the Merger Agreement). The principal executive offices of Merger Sub are located at c/o USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202 and its telephone number is (410) 547-3000. See "Description of USF&G And Merger Sub -- Merger Sub."

                              THE SPECIAL MEETING

     Date and Place of the Special Meeting. The Special Meeting will be held on Monday, May 22, 1995 at 10:00 a.m. (local time), at 5915 Landerbrook Drive, Cleveland, Ohio. See "The Special Meeting -- General; Date and Place of the Special Meeting."

     Purpose of the Special Meeting. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Proposal. See "The Special Meeting -- Purpose of the Special Meeting."

     Shareholders Entitled to Vote; Requisite Approval. Holders of record of shares of Victoria Common Stock at the close of business on April 12, 1995, are entitled to notice of, and to vote at, the Special Meeting. At such date, there were 4,000,724 shares of Victoria Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Special Meeting. The affirmative vote of holders of two-thirds of the outstanding shares of Victoria Common Stock is required for the approval of the Merger Proposal. See "The Special Meeting -- Shareholders Entitled to Vote; Requisite Approval."

                      THE MERGER AND THE MERGER AGREEMENT

     General. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Victoria and Victoria will become a wholly-owned subsidiary of USF&G. A copy of the Merger Agreement is attached hereto as Annex I.

     In the Merger, each outstanding share of Victoria Common Stock (other than shares held by Victoria as treasury shares and shares held by USF&G or any subsidiary of Victoria or USF&G, all of which will be cancelled) will be converted into the number of shares of USF&G Common Stock equal to the "Exchange Rate." The "Exchange Rate" means: (A) the quotient of (a) $13.959 divided by (b) the average closing price of USF&G Common Stock on the NYSE-Composite Tape during the period comprising the twenty consecutive trading days immediately preceding the third business day immediately preceding the effective date of the Merger (the "Final Price"), if and only if the Final Price is greater than $14.556; or (B) .959, if and only if the Final Price is both (a) less than or equal to $14.556 and (b) greater than $13.556; or (C) the quotient of (a) $13 divided by (b) Final Price, if and only if the Final Price is both (x) less than or equal to $13.556 and (y) greater than or equal to $11.90; or (D) 1.092, if and only if the Final Price is less than $11.90. In the event that the Final Price is less than $11.90, Victoria may, at any time on or prior to the Effective Date, terminate the Merger Agreement without any further obligations thereunder. Each of the Victoria Options, whether vested or unvested, outstanding as of the Effective Date will be converted without any action on the part of the holder thereof into the right to receive, as of the Effective Date, USF&G Common Stock (or cash in lieu of fractional shares as described below). The number of shares of USF&G Common Stock that the holder of a Victoria Option will be entitled to receive is a number determined by dividing (i) the product of (x) the value of such Victoria Option as determined by the Black Scholes Model (an option valuation model which incorporates such factors as volatility of the security's return, the price of the option, the relationship of the underlying stock's price to the exercise price of the option, and the time remaining until the option expires) and (y) a discount factor (which is based upon such factors as whether the option is vested or unvested, whether the holder is still an employee of the Company (defined below) and the length of time until the option vests) by (ii) the Final Price. No fractional shares of USF&G Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of Victoria Common Stock and each holder of Victoria Options who otherwise would be entitled to receive a fractional share of USF&G Common Stock pursuant to the Merger will be paid an amount in cash equal to such fractional interest multiplied by the Final Price. Additionally, each share of USF&G Common Stock issued pursuant to the Merger will include a USF&G Right. See "The Merger Agreement -- Terms of the Merger."

     By way of example (but in each instance subject to payment of cash in lieu of fractional shares): if the Final Price of USF&G Common Stock is $13.00, the Exchange Rate will be 1.000 and each share of Victoria Common Stock will entitle the holder thereof to receive one share of USF&G Common Stock. If the Final Price of USF&G Common Stock is $14.00, the Exchange Rate will be .959 and each share of Victoria Common Stock will entitle the holder thereof to receive .959 shares of USF&G Common Stock. If the Final Price of USF&G Common Stock is $15.00, the Exchange Rate will be .931 and each share of Victoria Common Stock will entitle the holder thereof to receive .931 shares of USF&G Common Stock. If the Final Price of USF&G Common Stock is $12.00, the Exchange Rate will be 1.083 and each share of Victoria Common Stock will entitle the holder thereof to receive 1.083 shares of USF&G Common Stock. If the Final Price of USF&G Common Stock is less than $11.90, the Exchange Rate will be 1.092 and each share of Victoria Common Stock will entitle the holder thereof to receive 1.092 shares of USF&G Common Stock.

     THE CONSIDERATION TO BE RECEIVED BY VICTORIA SHAREHOLDERS IN THE MERGER WILL BE BASED UPON A FORMULA AND CANNOT PRECISELY BE DETERMINED PRIOR TO THE CLOSE OF BUSINESS ON THE FOURTH BUSINESS DAY IMMEDIATELY PRECEDING THE EFFECTIVE DATE. The consideration will depend upon the Final Price, which establishes the Exchange Rate. BECAUSE THE FINAL PRICE, THE EXCHANGE RATE AND THE MARKET PRICE OF USF&G COMMON STOCK AS OF THE EFFECTIVE DATE ARE NOT DETERMINABLE AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND AS OF THE DATE OF THE SPECIAL MEETING, THE EXACT CONSIDERATION PER SHARE TO BE RECEIVED IN EXCHANGE FOR THE OUTSTANDING VICTORIA COMMON STOCK IS NOT CURRENTLY DETERMINABLE. Victoria shareholders will be entitled to receive not more than 1.092 shares nor less than .959 shares of USF&G Common Stock for each share of Victoria Common Stock (except if the Final Price exceeds $14.556, in which event Victoria shareholders will be entitled to receive for each share of Victoria Common Stock that number of shares of USF&G Common Stock with a value, based on the Final Price (but not necessarily the market price as of the Effective Date) of $13.959). Had the Merger been consummated on April 12, 1995, the Final Price would have been $13.994, and each share of Victoria Common Stock outstanding would have been converted into .959 shares of USF&G Common Stock (together with any related USF&G Rights). The closing price of USF&G Common Stock on that date, as reported on the NYSE-Composite Tape, was $14.50 per share. In fact, the Final Price may be greater than or less than $13.994, and the price at which USF&G Common Stock will be trading on the NYSE on and after the Effective Date may be greater than or less than the Final Price. See "The Merger Agreement -- Terms of the Merger."

     Based upon the capitalization of USF&G and Victoria as of April 12, 1995 (and assuming the issuance of 5,359,906 shares of USF&G Common Stock anticipated to be issued prior to the Effective Date in connection with the acquisition by USF&G of Discover Re Managers, Inc.), the latest practicable date prior to the date hereof, assuming the Final Price is $13.994, taking into account Victoria Options outstanding as of that date, the shareholders and option holders of Victoria will own approximately 3.8% of the outstanding shares of USF&G Common Stock immediately following consummation of the Merger.

     Victoria's Reasons for the Merger; Recommendation of the Victoria
Board. The Victoria Board has determined that the Merger is fair to, and in the best interests of, Victoria and its shareholders, has unanimously approved the Merger Proposal and recommends that Victoria's shareholders vote FOR the approval and adoption of the Merger Proposal. The Victoria Board believes that the Merger will provide significant value to all Victoria shareholders and offers Victoria opportunities for growth using the additional capital, expertise and distribution channels available from USF&G. In reaching its decision to approve the Merger Proposal, the Victoria Board considered several factors, including: (a) the market value of USF&G Common Stock to be received in the Merger by Victoria shareholders; (b) the active trading market and dividend history of USF&G Common Stock; (c) the enhanced long-term value to Victoria of a strategic merger with a larger, more diversified insurance company; (d) the opinion of McDonald & Company Securities, Inc. ("McDonald & Company") to the effect that, as of December 18, 1994, the Exchange Rate was fair to the Victoria shareholders from a financial point of view; (e) the present intention of USF&G to keep Victoria's headquarters in Cleveland, Ohio; and (f) the Merger provides for the exchange of Victoria Common Stock for USF&G Common Stock in a tax-free transaction. See "The Merger -- Victoria's Reasons for the Merger; Recommendation of the Victoria Board."

     Opinion of Financial Advisor to the Victoria Board. McDonald & Company, which was engaged by the Victoria Board to serve as its financial advisor, delivered its oral opinion to the Victoria Board on December 16, 1994, which opinion was confirmed in writing on December 18, 1994, stating that, as of December 18, 1994, the Exchange Rate was fair to the holders of Victoria Common Stock from a financial point of view. The full text of the written opinion of McDonald & Company, which sets forth the assumptions made, procedures followed, matters considered and limits of the review, updated as of the date hereof, is attached hereto as Annex II and is incorporated herein by reference. Holders of Victoria Common Stock are urged to, and should, read such opinion in its entirety. See "The Merger -- Opinion of Financial Advisor to the Victoria Board."

     USF&G's Reasons for the Merger. The USF&G Board of Directors (the "USF&G Board") believes that the Merger is in the best interests of USF&G and USF&G shareholders because it represents an attractive opportunity for USF&G to broaden its personal lines product offerings with nonstandard automobile insurance on a basis that does not require expenditure of USF&G's cash resources or the borrowing of funds. The USF&G Board further believes that the Merger will benefit USF&G by (a) allowing USF&G to leverage its insurance expertise and agency franchise in a related insurance business and (b) helping USF&G to meet the needs of its existing customers and agents within the market that Victoria serves. See "The Merger -- USF&G's Reasons for the Merger."

     Conditions to the Merger. The obligations of Victoria and USF&G to consummate the Merger are subject to the satisfaction or waiver (where permissible) of certain conditions, including, but not limited to, obtaining requisite Victoria shareholder approval, obtaining approval for listing on the NYSE, upon official notice of issuance, of the USF&G Common Stock to be issued pursuant to the Merger Agreement and the absence of any preliminary or permanent injunction which prevents the consummation of the Merger. See "The Merger Agreement -- Conditions."

     Amendment and Waiver. At any time prior to the Effective Date, Victoria, USF&G and Merger Sub may (i) extend the time for performance of any of the obligations or other acts of the parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any documents delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement; provided, however, that no such waiver shall materially adversely affect the rights of Victoria's and USF&G's shareholders. The Merger Agreement may be amended by the parties thereto, by or pursuant to action taken by their Boards of Directors, at any time before or after approval thereof by the shareholders of Victoria, but, after such approval, no amendment may be made which changes the ratios at which Victoria Common Stock is to be converted into USF&G Common Stock as provided in the Merger Agreement or which in any way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. Victoria does not intend to resolicit shareholder approval in connection with any amendment or waiver of the terms of the Merger Agreement except as would be required by the foregoing terms of the Merger Agreement. See "The Merger Agreement -- Amendment and Waiver."

     Regulatory Approvals. The consummation of the Merger is also subject to the parties obtaining certain regulatory approvals, including expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). A request for early termination of such waiting period was granted effective February 3, 1995. In addition, it is a condition to the consummation of the Merger that the Superintendent of Insurance of Ohio (the "Superintendent") approve the Merger under Section 3901.321(F) of the Ohio Revised Code ("ORC"). See "The Merger -- Regulatory Approvals."

     No Solicitation. The Merger Agreement provides that, subject to the Victoria Board's fiduciary duties to shareholders, Victoria will not, nor will any of its subsidiaries, take any action to (i) encourage, solicit or initiate the submission of any Acquisition Proposal (defined below), (ii) enter into any agreement with respect to an Acquisition Proposal, or (iii) participate in discussions or negotiations, furnish information to or otherwise facilitate inquiries of any person in connection with an Acquisition Proposal. See "The Merger Agreement -- No Solicitation."

     Termination; Fees and Expenses. The Merger Agreement may be terminated (i) by mutual written consent of Victoria and USF&G, (ii) by either Victoria or USF&G if the Merger is not consummated on or before July 31, 1995, and (iii) under certain other circumstances. See "The Merger Agreement -- Termination; Fees and Expenses."

     Under certain circumstances, either Victoria or USF&G may be required to reimburse the other party for its expenses if the Merger Agreement is terminated. In addition to payment of expenses, Victoria may be required to pay USF&G an additional $2,500,000 upon the occurrence of certain events, which generally relate to (i) an acquisition of control of, or a significant equity interest in or significant assets of, Victoria by a third party, or certain proposals or offers with respect thereto, (ii) the withdrawal or material modification of the recommendation of the Victoria Board with respect to the Merger, or (iii) the termination of the Merger Agreement by USF&G as a result of Victoria's breach thereof and within twelve months after termination the acquisition of Victoria by a party with whom it had contact after the date of the Merger Agreement and prior to the date of termination. None of such events has occurred as of the date of mailing of this Proxy Statement/Prospectus. Certain aspects of this fee arrangement could have the effect of discouraging a third party from pursuing an acquisition transaction involving Victoria even if such third party were prepared to pay a higher price per share of Victoria Common Stock than provided for in the Merger Agreement. See "The Merger Agreement -- Termination; Fees and Expenses."

     Management and Operations of Victoria after the Merger. After the Merger, Victoria will be a wholly-owned subsidiary of USF&G. Victoria will operate as one of USF&G's business units, and USF&G currently intends to retain Victoria's corporate headquarters in Cleveland, Ohio. After the Merger, Victoria will have access to resources generally available to USF&G's other business units and will operate under the direction and guidance of USF&G's senior management and the USF&G Board. See "The Merger -- Management and Operations of Victoria after the Merger."

     Employee Benefits. Under the Merger Agreement, USF&G has agreed, for a period of one year from and after the Effective Date, to cause Victoria to either (a) maintain all employee benefits of Victoria existing on the Effective Date or (b) provide benefits to employees and former employees of Victoria that are, taken as a whole, substantially equivalent to or better than the benefits presently offered by Victoria; provided, however, that neither USF&G nor Victoria will be required to maintain any plan or arrangement providing for the sale of USF&G Common Stock or common stock of Victoria. See "The Merger -- Employee Benefits."

     Anticipated Accounting Treatment. The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. The qualification of the Merger as a pooling of interests is not a condition to the Merger. See "The Merger -- Anticipated Accounting Treatment."

     Certain Federal Income Tax Consequences. The Merger is intended to qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). All Victoria shareholders should read carefully the section of this Proxy Statement/Prospectus entitled "The Merger -- Certain Federal Income Tax Consequences" for a discussion of the anticipated tax consequences of the Merger.

     Listing of the USF&G Common Stock. USF&G has agreed to cause the USF&G Common Stock to be issued to Victoria shareholders and holders of Victoria Options pursuant to the Merger Agreement to be authorized for listing on the NYSE, upon official notice of issuance. Such authorization for listing is a condition to the obligations of USF&G, Merger Sub and Victoria to consummate the Merger. See "The Merger -- New York Stock Exchange Listing."

     Effective Date of the Merger. The Merger will be consummated and become effective after the requisite approval of Victoria's shareholders has been obtained and all other conditions to the Merger have been satisfied or waived (where permissible) and upon the filing by Merger Sub and Victoria of a properly executed Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "Effective Date"). It is anticipated that, assuming all conditions are met, the Merger will occur on or about May 22, 1995. See "The Merger Agreement -- Effective Date."

     In the event that Victoria's shareholders do not approve the Merger Proposal or if the Merger is not consummated for any other reason, Victoria intends to continue as an independent company, operating on a basis consistent with its historical operations. Victoria would continue to market and issue nonstandard private passenger automobile insurance policies, and intends to continue its selective geographic expansion, seeking to spread geographic risk and to enhance its sales volume.

     No Appraisal Rights. Holders of shares of Victoria Common Stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. Under the DGCL, dissenters' appraisal rights are not available to Victoria shareholders because (a) Victoria Common Stock was quoted on the Nasdaq National Market System on the record date for the Special Meeting and (b) the USF&G Common Stock to be issued pursuant to the Merger will be listed on the NYSE as of the Effective Date, upon official notice of issuance. See "The Merger -- No Appraisal Rights."

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. In considering the recommendation of the Victoria Board with respect to the Merger Proposal, Victoria shareholders should be aware that certain members of the Victoria Board and management have interests in the Merger that are in addition to or different from the interests of Victoria shareholders generally. In connection with the Merger, USF&G has agreed to provide employment and severance benefits to certain officers and employees of Victoria in the manner described below and to treat Victoria Options and outstanding Victoria stock appreciation rights in the manner described below. The Victoria Board granted certain bonuses to key officers in connection with the Merger as described in "The Merger -- Background of the Merger" and "The Merger Agreement -- Terms of the Merger."

     Beneficial Ownership of Victoria Common Stock by Directors and Officers of Victoria. As of April 12, 1995, directors and executive officers of Victoria and their affiliates may be deemed to be beneficial owners of approximately 17.5% of the outstanding Victoria Common Stock. Each of the directors and executive officers of Victoria has advised Victoria that he intends to vote or direct the vote of all the outstanding Victoria Common Stock over which he has voting control in favor of approval of the Merger Proposal. The directors and executive officers of Victoria will not receive any benefit in their capacities as shareholders of Victoria Common Stock that differs from or is in addition to the benefit received by all other shareholders of Victoria Common Stock. See "Description of Victoria -- Ownership of Victoria Common Stock."

     Kenneth R. Rosen Employment Agreement. In connection with the Merger Agreement, Kenneth R. Rosen, President and Chief Executive Officer of Victoria, and USF&G entered into a letter agreement (the "Employment Agreement") dated December 18, 1994. Under the terms of the Employment Agreement, Mr. Rosen will be employed for one and one-half years following the Effective Date as a Senior Executive Officer of Victoria. At the expiration of such period, Mr. Rosen has agreed to serve as a consultant to Victoria in the area of nonstandard automobile insurance and related matters for an additional period of two and one-half years. During the term of the Employment Agreement, Mr. Rosen will serve as Chairman of the Board of Victoria at the discretion of USF&G.

     Severance Arrangements. Under the Merger Agreement, USF&G has agreed to use reasonable efforts to enter into, or to cause Victoria to enter into, in each case, on or prior to the Effective Date, severance agreements with certain officers and employees of Victoria. The severance agreements will provide for, in the event of termination of employment of any such persons by Victoria for any reason other than for cause prior to the first anniversary of the Effective Date, salary equivalent severance payments for a period equal to the greater of six months or two weeks per year of service to Victoria. Victoria may require a release of all claims relating to employment matters as consideration for such severance payments and any such payments under the severance agreement will be in lieu of other severance benefits under Victoria's current plans, policies or arrangements.

     Treatment of Victoria Options and Stock Appreciation Rights. Each of the Victoria Options outstanding as of the Effective Date, whether vested or unvested, will be converted without any action on the part of the holder thereof into the right to receive, as of the Effective Date, USF&G Common Stock (or cash in lieu of fractional shares as described below). At or prior to the Effective Date, Victoria and USF&G will take all action necessary to cause the assumption by USF&G as of the Effective Date of the stock appreciation rights outstanding under Victoria's Amended and Restated Key Executive Stock Option and Stock Appreciation Rights Plan. Mr. Rosen holds 18,000 stock appreciation rights and Victoria's directors and executive officers hold Victoria Options to purchase 239,022 shares of Victoria Common Stock in the aggregate. See "The Merger Agreement -- Terms of the Merger" and "Description of Victoria -- Ownership of Victoria Common Stock" and "--Executive Compensation."

     Victoria Lease Renewal. Victoria leases its corporate headquarters pursuant to a ten year lease with a partnership in which Victoria owns a 19.9% limited partnership interest and Jeffrey A. Cole, Chairman of the Victoria Board, is a limited partner and owns more than one-half of its equity. Victoria has options to extend the term of this lease for three extension periods of three years each. Pursuant to the Merger Agreement, USF&G has acknowledged that Victoria may enter into a three year extension of this lease prior to the Effective Date, and Victoria intends to do so.

     Indemnification. Pursuant to the terms of the Merger Agreement, from and after the Effective Date, USF&G will indemnify, defend and hold harmless the officers, directors and employees of Victoria and its subsidiaries, against all losses, expenses, claims, damages or liabilities based in whole or in part on the fact that such person is or was such officer, director or employee of Victoria or its subsidiaries, to the fullest extent permitted or required under applicable law. In addition, USF&G has agreed that all rights to indemnification existing in favor of the directors, officers or employees of Victoria as provided in Victoria's or its subsidiaries' organizational documents shall survive the Merger for a period of not less than six years. USF&G has agreed to unconditionally guarantee the satisfaction of such rights. See "The Merger Agreement -- Indemnification."

     In connection with the foregoing, see generally "The Merger -- Background of the Merger," "-- Interests of Certain Persons in the Merger" and "-- Employee Benefits."

                             CERTAIN CONSIDERATIONS

     For a discussion of certain factors that should be considered carefully by Victoria shareholders in considering whether to vote in favor of the Merger Proposal, see "Certain Considerations."

                           SURRENDER OF CERTIFICATES

     Promptly after the Effective Date, USF&G's Exchange Agent will mail a transmittal form and exchange instructions to each holder of record of Victoria Common Stock. CERTIFICATES FOR SHARES OF VICTORIA COMMON STOCK SHOULD NOT BE SURRENDERED UNTIL SUCH TRANSMITTAL FORM AND EXCHANGE INSTRUCTIONS ARE RECEIVED. Holders of Victoria Options outstanding as of the Effective Date will be entitled to receive certificates for shares of USF&G Common Stock upon delivery for cancellation of their option award agreement or other satisfactory evidence of termination of the option, together with a duly executed transmittal form. See "The Merger Agreement -- Surrender and Payment."

                               SHAREHOLDER RIGHTS

     See "Comparison of Rights of Holders of USF&G Capital Stock and Victoria Capital Stock" for a summary of the material differences between the rights of holders of Victoria Common Stock and USF&G Common Stock.

                        SELECTED HISTORICAL CONSOLIDATED
                             FINANCIAL INFORMATION

     The following tables set forth selected historical consolidated financial data for Victoria and USF&G and their respective subsidiaries for the periods indicated. The selected consolidated statements of operations and financial position data, at or for each of the periods presented below, were derived from the consolidated financial statements of Victoria and USF&G, respectively. In the case of Victoria financial statements, annual financial statements were audited by KPMG Peat Marwick LLP, Victoria's independent auditors, and in the case of USF&G financial statements, annual financial statements were audited by Ernst & Young LLP, USF&G's independent auditors. The tables should be read in conjunction with the consolidated financial statements of Victoria and USF&G, related notes thereto and other financial information included in this Proxy Statement/Prospectus or incorporated herein by reference.

                              VICTORIA HISTORICAL
                  (dollars in millions except per share data)
                                                                           YEARS ENDED DECEMBER 31,
                                                                ----------------------------------------------
                                                                1994      1993      1992      1991       1990
                                                                -----     -----     -----     -----     ------
CONSOLIDATED STATEMENT OF OPERATIONS:
  Premiums Earned...........................................    $  51     $  49     $  38     $  24     $   19
  Net Investment Income.....................................        3         2         2         1          1
  Realized Gains (Losses) and Other Revenues................        5         2         1         1         --
                                                                -----     -----     -----     -----     ------
    Total Revenues..........................................       59        53        41        26         20
                                                                -----     -----     -----     -----     ------
  Losses, Loss Expenses, and Policy Benefits................       35        34        26        15         12
  Underwriting, Acquisition and Operating Expenses..........       21        16        13         9          8
  Interest Expense..........................................       --        --         1         1         --
  Restructuring Charges.....................................       --        --        --        --         --
                                                                -----     -----     -----     -----     ------
    Total Expenses..........................................       57        50        40        25         20
                                                                -----     -----     -----     -----     ------
  Pretax Income (Loss) from Continuing Operations before
    Cumulative Effect of Adopting New Accounting
    Standards...............................................        2         3         1         1         --
  Provision for Income Taxes (Benefit)......................       --         1        --        --         --
                                                                -----     -----     -----     -----     ------
  Income (Loss) from Continuing Operations before Cumulative
    Effect of Adopting New Accounting Standards.............        2         2         1         1         --
  Income (Loss) from Discontinued Operations................       --        --        --        --         --
  Cumulative Effect of Adopting New Accounting Standards....       --        --        --        --         --
  Extraordinary Item........................................       --        --        --        --         --
                                                                -----     -----     -----     -----     ------
  Net Income (Loss).........................................        2         2         1         1         --
  Preferred Stock Dividends.................................       --        --        --        --         --
                                                                -----     -----     -----     -----     ------
  Net Income (Loss) Available to Common Shareholders........    $   2     $   2     $   1     $   1     $   --
                                                                =====     =====     =====     =====     ======
PER SHARE DATA:
  Income (Loss) from Continuing Operations before Cumulative
    Effect of Adopting New Accounting Standards.............    $0.44     $0.78     $0.96     $0.39     $(0.11)
  Loss from Discontinued Operations.........................       --        --        --        --         --
  Cumulative Effect of Adopting New Accounting Standards....       --        --        --        --         --
  Net Income (Loss)1........................................    $0.44     $0.78     $0.96     $0.39     $(0.11)
  Dividends Declared........................................       --        --        --        --         --
CONSOLIDATED STATEMENT OF FINANCIAL POSITION:
  Total Investments.........................................    $  62     $  57     $  43     $  28     $   19
  Total Assets..............................................       95        84        69        42         29
  Unpaid Losses, Loss Expenses and Policy Benefits..........       25        22        17         9          6
  Unearned Premiums.........................................       22        23        21        13          9
  Corporate Debt............................................       12         6         9        11          7
  Real Estate and Other Debt................................       --        --        --        --         --
  Total Liabilities.........................................       68        59        57        38         25
  Shareholders' Equity......................................       27        25        12         4          4
  Statutory Surplus (Victoria Fire & Casualty Company)......       23        21        15        10          7

- ---------------

1 For the years ended December 31, 1991 and December 31, 1992, fully-diluted net income per share was $0.37 and $0.66, respectively. In other periods shown, there was no difference between primary and fully-diluted net income (loss) per share.



                                USF&G HISTORICAL
                  (dollars in millions except per share data)

                                                                               YEARS ENDED DECEMBER 31,
                                                                -------------------------------------------------------
                                                                 1994        1993        1992        1991        1990
                                                                -------     -------     -------     -------     -------
CONSOLIDATED STATEMENT OF OPERATIONS:
  Premiums Earned...........................................    $ 2,435     $ 2,456     $ 2,637     $ 3,187     $ 3,516
  Net Investment Income.....................................        743         749         817         877         929
  Realized Gains (Losses) and Other Revenues................         43          44         206         108        (274)
                                                                -------     -------     -------     -------     -------
    Total Revenues..........................................      3,221       3,249       3,660       4,172       4,171
                                                                -------     -------     -------     -------     -------
  Losses, Loss Expenses, and Policy Benefits................      2,079       2,153       2,465       2,982       3,188
  Underwriting, Acquisition and Operating Expenses..........        971         956       1,069       1,225       1,326
  Interest Expense..........................................         37          41          40          46          54
  Restructuring Charges.....................................         --          --          51          60          34
  Facilities Exit Costs.....................................        183          --          --          --          --
                                                                -------     -------     -------     -------     -------
    Total Expenses..........................................      3,270       3,150       3,625       4,313       4,602
                                                                -------     -------     -------     -------     -------
  Pretax Income (Loss) from Continuing Operations before
    Cumulative Effect of Adopting New Accounting
    Standards...............................................        (49)         99          35        (141)       (431)
  Provision for Income Taxes (Benefit)......................       (281)        (28)         --           3           2
                                                                -------     -------     -------     -------     -------
  Income (Loss) from Continuing Operations before Cumulative
    Effect of Adopting New Accounting Standards.............        232         127          35        (144)       (433)
  Income (Loss) from Discontinued Operations................         --          --          (7)        (32)       (136)
  Cumulative Effect of Adopting New Accounting Standards....         --          38          --          --          --
  Extraordinary Item........................................         --          --          --          --          --
                                                                -------     -------     -------     -------     -------
  Net Income (Loss).........................................        232         165          28        (176)       (569)
  Preferred Stock Dividends.................................         46          48          48          37          16
                                                                -------     -------     -------     -------     -------
  Net Income (Loss) Available to Common Shareholders........    $   186     $   117     $   (20)    $  (213)    $  (585)
                                                                ========    ========    ========    ========    ========
PER SHARE DATA:
  Income (Loss) from Continuing Operations before Cumulative
    Effect of Adopting New Accounting Standards.............    $  2.14     $  0.93     $ (0.16)    $ (2.15)    $ (5.37)
  Loss from Discontinued Operations.........................         --          --     $ (0.08)    $ (0.38)    $ (1.62)
  Cumulative Effect of Adopting New Accounting Standards....         --     $  0.45          --          --          --
  Net Income (Loss)1........................................    $  2.14     $  1.38     $ (0.24)    $ (2.53)    $ (6.99)
  Dividends Declared........................................    $  0.20     $  0.20     $  0.20     $  0.20     $  2.44
CONSOLIDATED STATEMENT OF FINANCIAL POSITION:
  Total Investments.........................................    $10,421     $11,377     $11,346     $12,167     $11,221
  Total Assets..............................................     13,774      14,335      13,134      14,486      13,902
  Unpaid Losses, Loss Expenses and Policy Benefits..........      9,904      10,302       9,436       9,477       9,554
  Unearned Premiums.........................................        931         917         770         981       1,091
  Corporate Debt............................................        586         574         574         617         659
  Real Estate and Other Debt................................         30          44          42          60         120
  Total Liabilities.........................................     12,405      12,824      11,864      13,163      12,697
  Shareholders' Equity......................................      1,369       1,511       1,270       1,323       1,205
  Statutory Surplus (USF&G Company).........................      1,566       1,541       1,467       1,404       1,352

- ---------------

1 For the twelve months ended December 31, 1993 and 1994, fully-diluted net income per share was $1.32 and $1.86, respectively. In other periods shown, there was no difference between primary and fully-diluted net income (loss) per share.


                           COMPARATIVE PER SHARE DATA

     The following tables set forth certain unaudited historical per share data of Victoria and USF&G and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling of interests basis. This data should be read in conjunction with the selected historical consolidated financial data, and the separate historical consolidated financial statements of Victoria and USF&G included elsewhere in this Proxy Statement/Prospectus or incorporated herein by reference. The unaudited pro forma combined financial data presented below is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                    1994                                            1993
                                 -------------------------------------------     -------------------------------------------
                                                                  VICTORIA                                       VICTORIA
                                                                  PRO FORMA                                     PRO FORMAM
                                    HISTORICAL       PRO FORMA     COMBINED         HISTORICAL       PRO FORMA   COMBINED
                                 USF&G    VICTORIA   COMBINED     EQUIVALENT      USF&G    VICTORIA   COMBINED  EQUIVALENTS
                                 ------   --------   ---------    ----------    --------   --------   --------- ----------
                                                     (NOTE 1)      (NOTE 2)                            (NOTE 1)  (NOTE 2)
BOOK VALUE PER SHARE...........  $10.17    $ 6.80     $ 10.03      $  9.62       $11.66    $ 7.01     $ 11.40      $ 10.94
                                 =======  =======    =========   ==========      =======  =======    =========   ==========
CASH DIVIDENDS DECLARED PER
  SHARE........................  $ 0.20        --     $  0.20      $  0.19       $ 0.20        --     $  0.20      $  0.19
                                 =======  =======    =========   ==========      =======  =======    =========   ==========
INCOME (LOSS) PER SHARE FROM
  CONTINUING OPERATIONS:
PRIMARY........................  $ 2.14    $ 0.44     $  2.07      $  1.98       $ 0.93    $ 0.78     $  0.91      $  0.88
                                 =======  =======    =========   ==========      =======  =======    =========   ==========
FULLY DILUTED..................  $ 1.86    $ 0.44     $  1.81      $  1.74       $ 0.98    $ 0.78     $  0.97      $  0.93
                                 =======  =======    =========   ==========      =======  =======    =========   ==========
                                                    1992
                                 -------------------------------------------
                                                                  VICTORIA
                                                                 PRO FORMA
                                    HISTORICAL       PRO FORMA    COMBINED
                                 USF&G    VICTORIA   COMBINED    EQUIVALENT
                                 ------   --------   ---------   -----------
                                                     (NOTE 1)     (NOTE 2)
BOOK VALUE PER SHARE...........  $ 8.87    $ 4.62     $  8.60      $  8.25
                                 =======  =======    =========   ==========
CASH DIVIDENDS DECLARED PER
  SHARE........................  $ 0.20        --     $  0.20      $  0.19
                                 =======  =======    =========   ==========
INCOME (LOSS) PER SHARE FROM
  CONTINUING OPERATIONS:
PRIMARY........................  $(0.16)   $ 0.96     $ (0.14)     $ (0.13)
                                 =======  =======    =========   ==========
FULLY DILUTED..................  $(0.16)   $ 0.66     $ (0.13)     $ (0.13)
                                 =======  =======    =========   ==========

- ---------------
(1) An Exchange Rate of .959 is assumed for purposes of determining the number of shares of USF&G Common Stock outstanding on a pro forma combined basis. The assumed Exchange Rate of .959 is based on an assumed Final Price of $13.994, which whould have been the Final Price had the Merger been consummated on April 12, 1995, the latest practicable date prior to the printing of this Proxy Statement/Prospectus. The actual Exchange Rate and Final Price may be different from those assumed for these purposes and will be determined based on the average closing price of USF&G Common Stock on the NYSE - Composite Tape during the period comprising the twenty consecutive trading days immediately preceding the third business day immediately preceding the Effective Date.
(2) Victoria pro forma combined equivalents are determined by multiplying pro forma combined per share amounts for book value, cash dividends and income
    (loss) from continuing operations on a primary and fully diluted basis by the assumed Exchange Rate of .959. See Note (1) above.

                      COMPARATIVE MARKET PRICE INFORMATION

     Victoria Common Stock is traded on the Nasdaq National Market System under the symbol "VICF", and USF&G Common Stock is listed on the NYSE under the symbol "FG". Prior to August 2, 1993, Victoria Common Stock was traded on the Nasdaq Small-Cap Market, which made "real-time" sale price information available beginning in the third quarter of 1992.

     The table below sets forth, for the calendar quarters indicated, the reported high and low sale prices of Victoria Common Stock (with high and low bid and ask prices for the first two quarters of 1992) and USF&G Common Stock as reported on their respective market trading systems, in each case based on published financial sources. The table also sets forth the cash dividends declared on the USF&G Common Stock in each quarter presented. No dividends have been declared on the Victoria Common Stock for the periods presented.

                                                    VICTORIA                                          USF&G
                                                  COMMON STOCK                                     COMMON STOCK
                           ----------------------------------------------------------     ------------------------------
                                                                                                               DIVIDENDS
                                      HIGH                            LOW                  HIGH      LOW       DECLARED
                                     ------                          ------               ------    ------     ---------

1992                        BID                  ASK        BID                  ASK
                            ---                  ---        ---                  ---
  First Quarter..........  $6.56                $ 7.81     $3.75                $5.63     $10.25    $ 7.13       $ .05
  Second Quarter.........   8.75                 10.00      5.94                 7.19      14.50      8.00         .05
  Third Quarter..........             13.13                            9.38                15.00     10.00         .05
  Fourth Quarter.........             11.25                            8.75                14.13      9.88         .05
                                                                                                               ---------
     Total...............                                                                                        $ .20
                                                                                                               =========
1993
  First Quarter..........             14.06                            9.38                17.63     11.13       $ .05
  Second Quarter.........             14.06                           11.88                19.63     15.75         .05
  Third Quarter..........             17.50                           11.00                19.63     13.88         .05
  Fourth Quarter.........             14.75                            8.00                15.25     12.38         .05
                                                                                                               ---------
     Total...............                                                                                        $ .20
                                                                                                               =========
1994
  First Quarter..........              9.50                            7.50                16.13     13.00       $ .05
  Second Quarter.........              8.25                            6.75                14.00     11.69         .05
  Third Quarter..........              7.75                            6.75                14.00     12.13         .05
  Fourth Quarter.........             12.00                            6.00                14.63     12.63         .05
                                                                                                               ---------
     Total...............                                                                                        $ .20
                                                                                                               =========
1995
  First Quarter..........             13.00                           11.50                15.50     13.38       $ .05
  Second Quarter (through
     April 12)...........             13.13                           12.50                14.50     13.75          --

     On December 16, 1994, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the last reported sales price of Victoria Common Stock on the Nasdaq National Market System was $8.00 per share and the closing price of USF&G Common Stock on the NYSE -- Composite Tape was $13.63 per share.

     On April 12, 1995, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the last reported sales price of Victoria Common Stock on the Nasdaq National Market System was $13.00 per share and the closing price of USF&G Common Stock on the NYSE was $14.50 per share. There were approximately 34,300 shareholders of USF&G Common Stock of record as of December 31, 1994.

     USF&G has paid cash dividends on the USF&G Common Stock in every quarter since it was formed as a holding company in 1981. While USF&G intends to continue to pay dividends, the decision to do so is made quarterly by the USF&G Board and is dependent upon the earnings of USF&G, management's assessment of future capital needs and other factors. As a holding company, USF&G's ability to pay dividends to its shareholders is dependent upon dividends from its subsidiaries. The ability of its principal subsidiary, USF&G Company, to distribute dividends is subject to regulation under Maryland law. See "Certain Considerations -- Differences in Risks of Businesses Conducted by Victoria -- Holding Company Structure; Dividend Restrictions."

                             CERTAIN CONSIDERATIONS

     The following factors should be considered carefully by holders of Victoria Common Stock in evaluating whether to approve the Merger Proposal and thereby become holders of USF&G Common Stock. These factors should be considered in conjunction with the other information included and incorporated by reference in this Proxy Statement/Prospectus.

EFFECT OF STOCK PRICE ON MERGER CONSIDERATION

     THE CONSIDERATION TO BE RECEIVED BY VICTORIA SHAREHOLDERS IN THE MERGER WILL BE BASED UPON A FORMULA AND CANNOT PRECISELY BE DETERMINED PRIOR TO THE CLOSE OF BUSINESS ON THE FOURTH BUSINESS DAY IMMEDIATELY PRECEDING THE EFFECTIVE DATE. The consideration will depend upon the Final Price, which establishes the Exchange Rate. BECAUSE THE FINAL PRICE, THE EXCHANGE RATE AND THE MARKET PRICE OF USF&G COMMON STOCK AS OF THE EFFECTIVE DATE ARE NOT DETERMINABLE AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND AS OF THE DATE OF THE SPECIAL MEETING, THE EXACT CONSIDERATION PER SHARE TO BE RECEIVED IN EXCHANGE FOR THE OUTSTANDING VICTORIA COMMON STOCK IS NOT CURRENTLY DETERMINABLE. In considering the Merger Proposal, Victoria shareholders should take into account the following: (a) fluctuations in the stock price of USF&G Common Stock may affect the Exchange Rate, and (b) the fact that the price of USF&G Common Stock at the Effective Date may vary from the Final Price and the prices as of the date of this Proxy Statement/Prospectus and the date on which Victoria shareholders vote on the Merger. Such fluctuations may be due to changes in the business, operations or prospects of USF&G, market assessments of the likelihood that the Merger will be consummated and the time thereof, general market and economic conditions, and other factors. See "The Merger Agreement -- Terms of the Merger" and "Comparative Market Price Information."

DIFFERENCES IN RISKS OF BUSINESSES CONDUCTED BY VICTORIA AND USF&G

     Victoria's principal line of business is nonstandard private passenger automobile insurance. It currently operates in 11 states and has been writing private passenger automobile insurance since 1986. In contrast, USF&G Company, which has been operating since 1896, conducts business in all 50 states, the District of Columbia and outside of the United States. USF&G Company and its subsidiaries write multiple lines of business, including commercial and personal, property, auto, inland marine, workers' compensation, general and umbrella liability, fidelity/surety, reinsurance, life and annuities. As a result, USF&G Company is subject to certain reserving, catastrophe, reinsurance, rating, investment, regulatory and other risks which are different from those to which Victoria is subject. Holders of Victoria Common Stock should consider carefully the following additional factors, which describe some of the differences in the risks of the businesses conducted by Victoria and USF&G, respectively, in evaluating whether to approve the Merger Proposal:

     Adequacy of Property-Casualty Loss Reserves. USF&G Company maintains property and casualty loss reserves to cover its estimated ultimate liability for losses and loss adjustment expenses with respect to reported claims and claims incurred but not yet reported. Reserves do not represent an exact calculation of liabilities, but rather are estimates of what USF&G Company expects the ultimate settlement and administration of claims will cost based on facts and circumstances then known, estimates of future trends in claims frequency and severity, judgments regarding judicial theories of liability (which include punitive damages), and other factors. The inherent uncertainties of estimating insurance reserves are generally greater for liability coverages (particularly workers' compensation, environmental and product liability) than for property coverages, due to the longer period of time that elapses before a definitive determination of ultimate loss can be made. These estimating uncertainties are particularly significant for common circumstance claims, which include environmental, product liability, other long term exposures such as asbestos and other types of exposures where multiple claims relate to a similar cause of loss. Although establishment of reserves for nonstandard private passenger automobile insurers such as Victoria is uncertain, it is generally subject to better estimation than the reserves established for liabilities underwritten by multi-line insurers such as USF&G Company, since these liabilities may, among other factors, involve multiple products, higher coverage limits, longer tails, and claims arising from environmental, product liability, workers' compensation, and general liability coverages which may be more difficult to estimate or resolve.

     USF&G Company regularly reviews its reserving techniques, overall reserve position and reinsurance arrangements. In light of present facts and current legal interpretations, management of USF&G Company believes that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that ultimate losses will not exceed USF&G Company's loss reserves and have a material adverse effect on USF&G Company's results of operations or financial condition.

     Catastrophes. Property-casualty insurers are subject to claims arising out of catastrophes, which may have a significant impact on their results of operations and financial condition. USF&G Company has experienced, and can be expected in the future to experience, material catastrophe losses. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, floods, hail, winter storms, explosions, fires and civil disorders, and the incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Many catastrophes are restricted to relatively small geographical areas; however, earthquakes, hurricanes and other storms, in particular, may produce significant damage in large, heavily populated areas. Applicable accounting principles do not permit an insurer to establish reserves for catastrophes or other losses before they actually occur. The multiple lines of business written by USF&G Company, particularly property insurance and reinsurance coverage both in and outside of the United States, make USF&G Company more subject to claims arising out of catastrophes than an insurer such as Victoria, which solely writes automobile insurance in a limited geographic area.

     USF&G Company seeks to reduce its catastrophe exposure through risk selection and the purchase of reinsurance. While USF&G Company attempts to limit its exposure to acceptable levels, it is possible that a catastrophic event or multiple catastrophic events could produce losses which result in a material adverse effect on USF&G Company's results of operations or financial condition.

     Reinsurance Considerations. Reinsurance is used to limit the amount of risk retained under policies written. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect USF&G's business volume and profitability. USF&G also is subject to credit risk with respect to its ability to recover amounts due from its reinsurers, since the ceding of risk to its reinsurers does not relieve USF&G of liability to its insureds. There can be no assurance that USF&G's reinsurance programs will effectively limit its overall exposure for policy claims.

     Ratings. Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings organizations review the financial performance and condition of insurers, including that of USF&G and its insurance subsidiaries. Both USF&G and its insurance subsidiaries have ratings below those of most of their major competitors. Any reductions in USF&G's senior debt ratings could adversely impact USF&G's financial flexibility by limiting USF&G's access to capital or increasing its borrowing costs. Any reductions in F&G Life's insurance ratings could result in its products being less attractive to consumers and the acceleration of policy surrenders. Further, insurance ratings are important to certain consumers of property-casualty coverages, particularly in USF&G Company's fidelity/surety and reinsurance operations.

     USF&G's senior debt is rated by three rating organizations: Standard & Poor's Corporation ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's") and Duff & Phelps Credit Rating Company ("Duff & Phelps"). Debt ratings are the rating organization's current assessment of the creditworthiness of an obligor with respect to a specific obligation. Each rating organization has its own scale which is generally described below:

Class 1: Highest Quality (Investment Grade)     Class 4: Low Quality (Non-Investment Grade)
Standard & Poor's.... AAA, AA+, AA, AA-,        Standard & Poor's.... B+, B, B-
                      A+, A, A-
Moody's.............. Aaa, Aa1, Aa2, Aa3, A1,   Moody's.............. B1, B2, B3
                      A2, A3
Duff & Phelps........ AAA, AA+, AA, AA-,        Duff & Phelps........ B+, B, B-
                      A+, A, A-

Class 2: High Quality (Investment Grade)        Class 5: Low Quality (Non-Investment Grade)
Standard & Poor's.... BBB+, BBB, BBB-           Standard & Poor's.... CCC+, CCC, CCC-, CC, C
Moody's.............. Baa1, Baa2, Baa3          Moody's.............. Caa, Ca, C
Duff & Phelps........ BBB+, BBB, BBB-           Duff & Phelps........ CCC

Class 3: Medium Quality (Non-Investment Grade)  Class 6: Bonds In or Near Default
                                                (Non-Investment Grade)
Standard & Poor's.... BB+, BB, BB-              Standard & Poor's.... D
Moody's.............. Ba1, Ba2, Ba3             Moody's.............. Caa, Ca, C
Duff & Phelps........ BB+, BB, BB-              Duff & Phelps........ CCC

USF&G's senior debt ratings are "BBB-", "Ba1" and "BBB" from Standard & Poor's, Moody's and Duff & Phelps, respectively.

     USF&G Company and F&G Life also maintain insurance ratings from Standard & Poor's, Moody's and Duff & Phelps and also from A.M. Best Company Inc. ("A.M. Best"). Insurance ratings are opinions of the rating organization on the ability of insurance companies to punctually meet policyholder claims and obligations. Standard & Poor's ratings range from "AAA" (Superior) to "R" (Regulatory action); Moody's ratings range from "Aaa" (Exceptional) to "C" (Extremely poor); Duff & Phelps ratings range from "AAA" (Highest) to "DD" (Liquidation); and A.M. Best ratings range from "A++" (Superior) to "F" (Liquidation). USF&G Company and F&G Life, respectively, currently maintain insurance ratings of "A-" (meaning good financial security, but capacity to meet policyholder obligations is somewhat susceptible to adverse economic and underwriting conditions) and "BBB+" (meaning adequate financial security, but capacity to meet policyholder obligations is susceptible to adverse economic and underwriting conditions) from Standard & Poor's; "Baa2" and "Baa3" (both meaning adequate financial security; however, certain protective elements may be lacking or may be characteristically unreliable over any great length of time) from Moody's; "A" and "A" (meaning high claims paying ability; protection factors are average and there is an expectation of variability in risk over time due to economic and/or underwriting conditions) from Duff & Phelps; and "A-" and "A-" (meaning excellent; assigned to companies which have a strong ability to meet their obligations to policyholders over a long period of time) from A.M. Best.

     Real Estate Investments. USF&G's investment portfolio consists primarily of investment grade debt securities. However, as of December 31, 1994, $760 million was invested in equity real estate and $349 million was invested in commercial mortgages, together aggregating 10% of USF&G's investment portfolio, net of reserves. Real estate values have generally fallen within the last several years and restructuring and foreclosures of mortgages have increased substantially in recent periods. In addition, real estate equity and mortgage investments are generally less liquid and carry a greater risk of significant investment losses than do investment grade fixed-income securities. USF&G's strategy, which is designed to reduce risk and increase yields in the real estate portfolio, is to maintain a generally consistent level of real estate assets while changing the mix to more traditional commercial mortgage loans and less equity real estate. At December 31, 1994, the aggregate amount of USF&G's non-performing real estate investments (mortgage loans and real estate investments that are not performing in accordance with their contractual terms, or are performing significantly below expectations) was $208 million, representing 2.0% of USF&G's total investments. As of December 31,

1994, Victoria had $87,000 invested in equity real estate and no investments in commercial mortgages. None of Victoria's real estate investments are classified as non-performing.

     The real estate market remains depressed. Although USF&G anticipates that any sales of real estate will be in an orderly fashion as and when market conditions permit, if USF&G was required to dispose of a significant portion of its real estate in the near term, it is likely that it would recover amounts substantially less than the related carrying values. The current value of USF&G's commercial mortgage loans also has been adversely affected by depressed real estate market conditions. There can be no assurance whether or when the markets for real estate assets will recover, or that the recent investment performance of these assets will not persist or worsen.

     USF&G had real estate reserves totaling $98 million at December 31, 1994. The establishment of appropriate reserves requires numerous forecasts and the exercise of a significant degree of judgment, and is inherently a subjective process. Although USF&G believes its reserves are adequate in light of its current plans for the portfolio, no assurance can be given that substantial additional reserves will not be required in the future. Prospectively, efforts will continue to reduce risk and increase yields in the real estate portfolio by selling equity real estate when it is advantageous to do so and reinvesting the proceeds in medium-term commercial mortgage loans.

     Cyclicality of the Property-Casualty Insurance Industry. Historically, the property-casualty insurance industry has been cyclical, generally characterized by extended periods of overcapacity that adversely affect premium rates, followed by periods of undercapacity resulting in higher rates. The industry has been in a protracted downturn in recent years, due primarily to premium rate competition, which has adversely affected underwriting results. Premium rate levels are affected by the availability of insurance coverage which is generally affected by the level of surplus in the industry. Increases in surplus have generally been accompanied by increased price competition among property-casualty insurers. The industry's profitability can be affected significantly by volatile and unpredictable developments, including catastrophes, interest rate fluctuations and other changes in the investment environment which affect market prices of and income from insurance company investments, inflationary pressures that affect the size of losses and judicial decisions affecting insurers' liabilities. The demand for property-casualty insurance can also vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. Many of the factors which have resulted in the current downturn in the property-casualty insurance industry continue, and USF&G cannot predict if or when the general market conditions for the property-casualty industry will improve. Although private passenger automobile carriers such as Victoria may be affected by these cycles, writers of commercial lines and reinsurance products such as USF&G historically have been more sensitive to these cycles of under- and overcapacity.

     Holding Company Structure; Dividend Restrictions. USF&G is a holding company whose principal asset is the stock of USF&G Company. USF&G Company, in turn, owns the stock of F&G Life and USF&G's other principal subsidiaries. Since USF&G is a holding company, its rights to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization generally will be subject to the prior claims of the subsidiary's creditors (including, in the case of an insurance subsidiary, its policyholders). In addition, there are certain regulatory limitations on the payment of dividends and on loans and other transfers of funds to USF&G by its subsidiaries.

     Because the operations of USF&G are conducted through its subsidiaries, USF&G is dependent on dividends from its subsidiaries to meet its obligations, among other things, for payment of dividends to shareholders. Approval of the Maryland Insurance Commissioner is required for dividend payments from a Maryland insurance subsidiary to its holding company during a twelve month period in excess of 10% of the subsidiary's statutory policyholders' surplus as of the prior calendar year end. In addition, notice of any dividend must be given to the Maryland Insurance Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition. As of January 1, 1995, approximately $157 million in dividends are available for payment to USF&G from its insurance subsidiaries during 1995 without prior approval from the

Maryland Insurance Commissioner. Victoria is subject to similar limitations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     From time to time, the National Association of Insurance Commissioners ("NAIC") and various state insurance regulators have considered, and may in the future consider, proposals to further restrict dividend payments that may be made by an insurance company without regulatory approval. If the ability of USF&G's subsidiaries to pay dividends or make other payments to USF&G is materially restricted by regulatory requirements, it could affect USF&G's ability to pay dividends. No assurance can be given that there will not be any further regulatory action restricting the ability of USF&G's subsidiaries to pay dividends.

     Regulation. USF&G's insurance subsidiaries are subject to extensive regulation and supervision in the states and other jurisdictions in which they do business. This regulatory oversight includes, for example, matters relating to: licensing and examination, rate setting, trade practices, policy forms, restrictions on underwriting standards, cancellation and nonrenewal of insurance policies, withdrawal from a market, claims practices and mandated participation in involuntary pools and guaranty funds. The insurance laws of these states and other jurisdictions also regulate the nature and amount of permitted investments, reserve adequacy, insurer solvency and transactions between affiliates. Such regulation and supervision are primarily for the benefit and protection of policyholders and are not for the benefit of investors.

     In recent years, the state insurance regulatory framework has come under increased scrutiny and many state legislatures have considered or enacted laws that regulate insurance companies and insurance holding company systems. Further, the NAIC and state insurance regulators are reexamining existing laws and regulations, specifically focusing on issues relating to insurance company investments, the solvency of insurance companies and risk-based capital ("RBC") guidelines. In addition, Congress and certain federal government agencies are investigating the current condition of the insurance industry to determine whether federal regulation is warranted. Finally, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings oriented life insurance products, no assurance can be given that future tax laws will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products could be substantially reduced. It is not possible to predict the outcome of any of these matters and there can be no assurance that future legislation and regulation will not have a material adverse effect on USF&G.

     USF&G Company is required by state law to participate in various involuntary pools principally involving workers' compensation and automobile insurance. From time to time, such pools assess charges on their participants to reflect claims which have been made against such pools. USF&G has withdrawn from certain jurisdictions and has taken steps in other jurisdictions to reduce its risk to these exposures, although it continues to face potential assessments, even in states where it has withdrawn, related to its prior participation in such markets. There can be no assurance that any such charges, if assessed, will not have a material adverse effect on USF&G. Victoria is also subject to certain regulatory considerations. See "Description of Victoria -- Government Regulation."

     Legal Proceedings. Various regulatory, governmental and other legal actions are currently pending involving or affecting USF&G and specific aspects of its businesses. Additionally, USF&G's insurance subsidiaries are defendants in numerous governmental and legal actions and proceedings of a character normally incident to their businesses. The aggregate dollar amounts involved in these regulatory, governmental and other legal proceedings cannot be determined with certainty. However, in the opinion of USF&G's management, these proceedings are not expected to have a material adverse effect on USF&G's consolidated financial position, although it is possible that USF&G's results of operations in a particular quarterly or annual period would be materially affected. Victoria is also subject to certain legal proceedings. See "Description of Victoria -- Legal Proceedings."

     Competition. The property-casualty and life insurance businesses are highly competitive. USF&G's insurance subsidiaries compete with domestic and foreign insurers, many of which have significantly greater financial resources than USF&G Company or F&G Life.

     Pricing is a primary means of competition in the property-casualty industry. The industry is currently in a period of significant price competition, which adversely affects USF&G Company's profitability. Availability and quality of products, quality and speed of service (including claims service), financial strength, distribution systems and technical expertise are also important elements of competition. In personal and other lines offered by USF&G Company, significant price competition is experienced from direct-writing companies that do not use independent agents and generally have lower policy acquisition costs.

     In the life insurance industry, interest crediting rates, policy features, financial stability and service quality are important competitive factors. F&G Life's products compete not only with those offered by other life insurance companies, but also with other income accumulation-oriented products offered by financial institutions. F&G Life has experienced considerable competitive pressure in recent periods as a result of its relatively lower credit ratings. Competitive pressures for agency business also have intensified in recent years because of an increase in the variety of products available in the market and efforts of competitors to expand their market shares. Victoria is also subject to certain competitive pressures. See "Description of Victoria -- Competition."

                              THE SPECIAL MEETING

GENERAL; DATE AND PLACE OF THE SPECIAL MEETING

     This Proxy Statement/Prospectus is being furnished to holders of Victoria Common Stock in connection with the solicitation of proxies by the Victoria Board for use at the Special Meeting to be held on Monday, May 22, 1995 at 10:00 a.m. (local time) at 5915 Landerbrook Drive, Cleveland, Ohio and at any adjournment or postponement thereof.

     This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to shareholders of Victoria on or about April 14, 1995.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, holders of Victoria Common Stock will consider and vote upon a proposal to approve and adopt the Merger Proposal.

     The Victoria Board has determined that the Merger is fair to, and in the best interests of, Victoria and its shareholders, has unanimously approved the Merger Proposal and recommends that Victoria's shareholders vote FOR the approval and adoption of the Merger Proposal. See "The Merger -- Victoria's Reasons for the Merger; Recommendation of the Victoria Board."

SHAREHOLDERS ENTITLED TO VOTE; REQUISITE APPROVAL

     The Board of Directors has fixed April 12, 1995 as the record date for the determination of the Victoria shareholders entitled to notice of, and to vote at, the Special Meeting. Accordingly, only holders of record of Victoria Common Stock on the record date will be entitled to notice of, and to vote at, the Special Meeting. As of April 12, 1995, there were 4,000,724 shares of Victoria Common Stock outstanding and entitled to vote, which shares were held by approximately 457 holders of record. Each holder of record of Victoria Common Stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, at the Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Victoria Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

     The affirmative vote of the holders of two-thirds of the outstanding shares of Victoria Common Stock is necessary to approve the Merger Proposal.

     As of April 12, 1995, directors and executive officers of Victoria and their affiliates may be deemed to be beneficial owners of approximately 17.5% of the outstanding shares of Victoria Common Stock. Each of the directors and executive officers of Victoria has advised Victoria that he intends to vote or direct the vote of the Victoria Common Stock over which he has voting control for approval of the Merger Proposal.

     AT THE SPECIAL MEETING, ALTHOUGH ABSTENTIONS AND BROKER NON-VOTES WILL NOT BE COUNTED FOR PURPOSES OF DETERMINING THE PRESENCE OF A QUORUM, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER PROPOSAL WITH RESPECT TO DETERMINING WHETHER THE PROPOSAL TO APPROVE THE MERGER PROPOSAL HAS RECEIVED THE REQUISITE NUMBER OF AFFIRMATIVE VOTES.

PROXIES

     This Proxy Statement/Prospectus is being furnished to Victoria shareholders in connection with the solicitation of proxies by and on behalf of the Victoria Board for use at the Special Meeting.

     All shares of Victoria Common Stock which are entitled to vote and are represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, and not revoked, will be voted at the Special Meeting in accordance with the instructions indicated on such proxies. IF NO INSTRUCTIONS ARE INDICATED (OTHER THAN IN THE CASE OF BROKER NON-VOTES), SUCH PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

     If a motion to adjourn the Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies) is properly presented for consideration at the Special Meeting, the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matter in accordance with their best judgment. Shares represented by proxies which direct a vote against the approval and adoption of the Merger Proposal will not be voted by such persons in favor of adjourning the Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (a) filing with the General Counsel of Victoria at or before the taking of the vote at the Special Meeting a written notice of revocation bearing a later date than the proxy, (b) duly executing a later dated proxy relating to the same shares and delivering it to the General Counsel of Victoria before the taking of the vote at the Special Meeting or (c) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Victoria Financial Corporation, 5915 Landerbrook Drive, Cleveland, Ohio 44124-4058, Attention: General Counsel, or hand delivered to the General Counsel of Victoria, at or before the taking of the vote of the Special Meeting.

     All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/Prospectus, will be borne by Victoria; provided that USF&G has agreed to pay one-half of the printing expenses incurred in connection with this Proxy Statement/Prospectus and one-half of the fees and expenses of the proxy solicitors retained by Victoria. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Victoria in person or by telephone, telegram, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated for, but may be reimbursed for reasonable out-of-pocket expenses in connection with, such solicitation. Victoria has retained D.F. King & Co., Inc., a proxy solicitation firm, for assistance in connection with the Special Meeting at a cost of approximately $5,000 plus reasonable out-of-pocket expenses. Arrangements will be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Victoria will reimburse such custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith. Notwithstanding the foregoing, under certain circumstances set forth in the Merger Agreement, either Victoria or USF&G may be required to reimburse the other party if the Merger Agreement is terminated.

     Victoria shareholders should not send any stock certificates with their proxy cards.

                                   THE MERGER

BACKGROUND OF THE MERGER

     In July 1994, USF&G requested that representatives of Kidder, Peabody & Co. Incorporated ("Kidder") contact management of Victoria about a possible acquisition proposal. In August 1994, Kenneth R. Rosen, President and Chief Executive Officer of Victoria, was contacted by and met with representatives of Kidder, who proposed the possibility of an acquisition of Victoria. The proposal was unsolicited and Mr. Rosen indicated that, although Victoria was not then considering a merger, he and other members of the Victoria Board had a responsibility to Victoria's shareholders to consider the terms of a serious offer. Mr. Rosen also explained that the last public offering price of Victoria Common Stock was $12.00 per share and that any serious offer would need to be at a premium above that price. In August 1994, Victoria Common Stock was trading at prices ranging from $6.75 to $7.50 per share.

     On September 16, 1994, representatives of USF&G and Victoria met. At that meeting, members of Victoria's management made a presentation regarding private labeling nonstandard automobile insurance through USF&G and marketing USF&G products through IAS distribution methods and Victoria's agency base and systems. In addition, representatives of USF&G indicated that USF&G was interested in a strategic business combination with Victoria. Discussions continued into early November 1994. Norman P. Blake, Jr., Chairman of the Board, President and Chief Executive Officer of USF&G, met with Mr. Rosen on November 3, 1994 in Cleveland to continue discussions regarding the proposed business combination. Mr. Blake indicated that USF&G did not offer a nonstandard automobile insurance product and that he believed that Victoria presented an opportunity for USF&G to expand its personal lines insurance products. On November 9, 1994, Mr. Rosen met with certain members of the Victoria Board to inform them of the discussions and to obtain their views. Later that day, Mr. Rosen met with Mr. Blake and representatives of USF&G in Baltimore to discuss further the possible merger. The USF&G representatives suggested that an appropriate per share valuation of Victoria Common Stock was in the range of $10.00 to $12.00 payable in USF&G Common Stock, and Mr. Rosen emphasized that, in his opinion, an appropriate range was $14.00 to $16.00 per share. Following that meeting, representatives of USF&G indicated to Mr. Rosen that USF&G would consider an exchange rate equivalent to approximately $13.00 per share as an appropriate valuation for Victoria. From September 1994 through November 1994, Victoria Common Stock was trading generally in the range of $6.00 to $7.75 per share.

     Victoria and USF&G entered into a confidentiality agreement dated November 14, 1994 pursuant to which USF&G agreed to keep confidential all non-public information concerning Victoria acquired in connection with discussions with members of management of Victoria and USF&G's due diligence review, which commenced on that date.

     Mr. Rosen made an informal presentation regarding the status of discussions with USF&G at the meeting of the Victoria Board held on November 21, 1994. The Victoria Board authorized senior management of Victoria to explore further the possibility of a strategic merger between Victoria and USF&G and the value to be realized in such a combination by shareholders of Victoria.

     From mid-November 1994 until mid-December 1994, members of senior management of both Victoria and USF&G, together with their legal and financial advisors, including Donaldson, Lufkin & Jenrette Securities Corporation, which firm was hired in October 1994 as USF&G's financial advisor in connection with the transaction, engaged in a series of discussions regarding the possible merger and the preliminary terms thereof, and USF&G conducted its due diligence review of Victoria. Members of senior management of Victoria also reviewed certain matters and materials concerning USF&G. USF&G and Victoria entered into a confidentiality agreement dated December 12, 1994 pursuant to which Victoria agreed to keep confidential all non-public information obtained by it concerning USF&G. On December 12, 1994, members of senior management of USF&G made a presentation to the Victoria Board regarding USF&G.

     On December 8, 1994, Victoria engaged McDonald & Company to act as its financial advisor in connection with the possible merger, specifically to render its opinion as to whether or not the proposed Exchange Rate was fair, from a financial point of view, to Victoria's shareholders. The Victoria Board selected

McDonald & Company based on several factors, including McDonald & Company's familiarity with Victoria and the insurance industry (having been co-underwriter for Victoria's most recent public offering of stock approximately one year earlier and having maintained security analyst review of Victoria since that offering), McDonald & Company's experience in similar engagements and the fact that McDonald & Company was located in the same city as Victoria (resulting in time and cost savings). The Victoria Board believed that prompt analysis was important to maintain the confidentiality of the potential transaction and to facilitate a timely yet informed decision by the Victoria Board. Based on McDonald & Company's prior recent engagement by Victoria and its location, McDonald & Company was deemed by the Victoria Board to be uniquely able to provide intensive yet prompt analysis and expertise. In light of the foregoing, the Victoria Board did not consider other potential candidates.

     On December 10, 1994, USF&G provided to Victoria a preliminary draft of a merger agreement which did not contain certain significant terms, including pricing terms. Thereafter, USF&G and Victoria, as well as their respective legal counsel, negotiated the proposed structure and other principal terms of the proposed merger agreement.

     From early November 1994 to the date of signing of the Merger Agreement, USF&G was also engaged in discussions with Mr. Rosen respecting the terms of his employment arrangement with USF&G and the transition management of Victoria. USF&G had indicated that an acceptable employment arrangement with Mr. Rosen was a condition to USF&G's willingness to consummate the transaction. Any such employment arrangement would be effective only upon the acquisition of Victoria by USF&G.

     On December 16, 1994, USF&G made a formal offer to Victoria. This offer was considered on the same day at a special meeting of the Victoria Board. In particular, management and counsel for Victoria reviewed with the Victoria Board, and responded to inquiries of the Victoria Board regarding: (a) the Exchange Rate; (b) the treatment of outstanding Victoria Options; (c) the conditions to the consummation of the Merger and the impact on Victoria in the event the Merger was not consummated after the public announcement thereof; (d) alternatives available to Victoria; and (e) the impact on Victoria shareholder value. McDonald & Company then presented its analysis of the Exchange Rate, responded to questions from the Victoria Board and delivered its oral opinion to the effect that, as of such date, the Exchange Rate, as set forth in the proposed merger agreement, was fair to the holders of Victoria Common Stock from a financial point of view.

     At the December 16, 1994 Victoria Board meeting, the Victoria Board approved the Merger Proposal and authorized management to execute and deliver the Merger Agreement. Also at the December 16, 1994 meeting, as compensation for Mr. Rosen's extraordinary efforts in structuring and negotiating the Merger, the Victoria Board awarded Mr. Rosen a bonus in connection with the execution of the Merger Agreement of $125,000, paid in 1994, and a bonus of $500,000, payable if and when the Merger is consummated. The Victoria Board also approved a bonus of $25,000 paid in 1995 to Tab A. Keplinger, Vice President and Chief Financial Officer of Victoria, for his extraordinary commitment to Victoria, including his efforts in connection with the merger negotiations. These bonuses were in addition to Mr. Rosen's and Mr. Keplinger's regular compensation, including Mr. Rosen's regular 1994 bonus of $150,000 which was approved at the December 16, 1994 Victoria Board meeting in connection with Victoria's performance in 1994 and the acquisition of IAS and Mr. Keplinger's 1994 bonus of $105,000, which was approved at a meeting of the Victoria Board on February 28, 1995, relating to Victoria's performance in 1994, the acquisition of IAS, and Mr. Keplinger's assuming responsibilities of Victoria's former senior vice president. Also at this meeting, the Victoria Board was advised of and considered the terms of the employment arrangement between USF&G and Mr. Rosen, the intention of USF&G to continue Victoria's operations in Cleveland, Ohio and Victoria's ability, under the Merger Agreement to extend the lease for its principal office with the partnership owned, in part, by Jeffrey A. Cole, Chairman of the Board of Victoria. See "The Merger -- Interests of Certain Persons in the Merger."

     On December 18, 1994, the parties executed the Merger Agreement. The McDonald & Company opinion delivered orally at the December 16, 1994 meeting was confirmed in writing to the Victoria Board on December 18, 1994 and updated as of the date of this Proxy Statement/Prospectus. On February 9, 1995, the parties amended and restated the Merger Agreement to make certain technical changes.

VICTORIA'S REASONS FOR THE MERGER; RECOMMENDATION OF THE VICTORIA BOARD

     The Victoria Board has determined that the Merger is fair to, and in the best interests of, Victoria and its shareholders, has unanimously approved the Merger Proposal and recommends that Victoria's shareholders vote FOR the approval and adoption of the Merger Proposal.

     From time to time over the last several years, Victoria has reviewed and reexamined its business strategy and prospects. In the course of doing so, it has considered possible alliances, combinations and transactions with various industry participants, including companies both smaller and larger than Victoria. Its acquisition in July 1994 of IAS was the result of such a review and the identification of an opportunity to expand the operations and business of Victoria.

     Although Victoria was not soliciting offers from third parties concerning a possible merger, upon the receipt of initial expressions of interest by USF&G and its representatives, Victoria's management believed that such a strategic merger, if on terms and conditions acceptable to the Victoria Board and Victoria's shareholders, could present a valuable opportunity to enhance the shareholders' investment in Victoria as well as an opportunity to support the continued growth of Victoria's business. The terms of the Merger and the Merger Agreement, including the Exchange Rate, were the result of arms'-length negotiations between Victoria and USF&G and their respective representatives. The Victoria Board consulted with its legal and financial advisors and management of Victoria. After careful review and consideration, the Victoria Board has determined that the Merger will provide significant value to all Victoria shareholders.

     In reaching its decision to approve the Merger Proposal, the Victoria Board considered several factors, including the benefits of remaining independent, and, without assigning any relative or specific weights, the Board deemed the following factors to be persuasive:

          (a) the market value of USF&G Common Stock to be received by Victoria shareholders ($13.00 at December 18, 1994) based on the Exchange Rate in relation to the book value per share ($6.81 at September 30, 1994), earnings per share ($.31 for the nine months ended September 30, 1994) and the then market value of the Victoria Common Stock ($8.00 per share at December 15, 1994);

          (b) the Merger offered Victoria shareholders the prospect of holding shares in a company that has historically paid cash dividends and for which there is a more active and liquid trading market;

          (c) the perception that, in light of the Victoria Board's assessment of the competitive environment, a strategic merger with a large insurance company, with an established base of agency relationships and diverse product offerings, could provide significant long term value to Victoria based upon improved opportunities for growth;

          (d) the presentation of Victoria's financial advisor, McDonald & Company, and the opinion of McDonald & Company to the effect that, as of December 18, 1994, the Exchange Rate was fair to holders of Victoria Common Stock from a financial point of view;

          (e) the acknowledgement by USF&G of its present intention to keep Victoria's headquarters in Cleveland, Ohio; and

          (f) the Merger provides for the exchange of Victoria Common Stock for USF&G Common Stock in a tax-free transaction.

USF&G'S REASONS FOR THE MERGER

     The USF&G Board believes that the Merger is in the best interests of USF&G and USF&G shareholders because it represents an attractive opportunity for USF&G to broaden its personal lines product offerings with nonstandard automobile insurance on a basis that does not require expenditure of USF&G's cash resources or the borrowing of funds. The USF&G Board further believes that the Merger will benefit USF&G by (a) allowing USF&G to leverage its insurance expertise and agency franchise in a related insurance business and (b) helping USF&G meet the needs of its existing customers and agents within the market that Victoria serves.

     In view of the variety of factors considered in connection with its evaluation of the Merger, the USF&G Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

OPINION OF FINANCIAL ADVISOR TO THE VICTORIA BOARD

     Victoria has retained McDonald & Company as its financial advisor to render its opinion with respect to the fairness, from a financial point of view, to the holders of Victoria Common Stock, of the Exchange Rate. McDonald & Company rendered its oral opinion to the Victoria Board on December 16, 1994, which it subsequently confirmed in writing dated December 18, 1994 that, as of the date of such opinion, the Exchange Rate was fair, from a financial point of view, to the holders of Victoria Common Stock.

     THE FULL TEXT OF THE OPINION OF MCDONALD & COMPANY UPDATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH CERTAIN QUALIFICATIONS AND ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEWS UNDERTAKEN, IS ATTACHED AS ANNEX II TO THIS PROXY STATEMENT/PROSPECTUS, AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF MCDONALD & COMPANY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. MCDONALD & COMPANY'S OPINION SHOULD NOT BE CONSTRUED BY HOLDERS OF VICTORIA COMMON STOCK AS A RECOMMENDATION AS TO HOW SUCH HOLDERS SHOULD VOTE AT THE SPECIAL MEETING. THE INFORMATION SET FORTH BELOW WAS PROVIDED TO VICTORIA BY MCDONALD & COMPANY AND DESCRIBES, AMONG OTHER THINGS, FACTORS WHICH WERE CONSIDERED BY MCDONALD & COMPANY IN ARRIVING AT ITS OPINION.

     In arriving at its opinion, McDonald & Company reviewed, among other things, the Merger Agreement, together with exhibits and schedules thereto, certain publicly available information relating to the business, financial condition and operations of Victoria and USF&G as well as certain other non-public information, primarily financial in nature, furnished to it by Victoria and USF&G relating to the respective businesses, earnings, assets and prospects of Victoria and USF&G. McDonald & Company also held discussions with members of senior management of Victoria and USF&G concerning their respective businesses, assets, financial forecasts and prospects. With respect to financial forecasts used in its analysis, McDonald & Company has assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Victoria as to the future performance of Victoria. McDonald & Company also received consensus security analysts earnings estimates for USF&G, and discussed those estimates with management of USF&G. McDonald & Company also reviewed certain publicly available information concerning the trading of, and the trading market for, Victoria Common Stock and USF&G Common Stock and certain publicly available information concerning comparable companies and transactions, all as more fully set forth in McDonald & Company's opinion. McDonald & Company also took into account its assessment of general economic, market and financial conditions.

     McDonald & Company was not engaged to and did not conduct a physical inspection of any of the assets, properties or facilities of either Victoria or USF&G, and was not engaged to and has not made, obtained or been furnished with any independent evaluation or appraisal of any of such assets, properties or facilities or any of the liabilities of Victoria or USF&G. McDonald & Company has assumed and relied upon, without independent investigation, the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of Victoria and USF&G contained in the Merger Agreement, and was not engaged to and has not independently attempted to verify any of such information. McDonald & Company has also assumed that all of the conditions to the Merger as set forth in the Merger Agreement, including the tax-free treatment of the Merger to the holders of Victoria Common Stock, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement. No limitations were imposed by Victoria upon McDonald & Company with respect to the scope of its investigation nor were any specific instructions given to McDonald & Company in connection with its fairness opinion.

     In connection with rendering its opinion dated December 18, 1994, McDonald & Company advised Victoria that it considered a variety of financial analyses, as summarized below. The discussion of such analyses does not purport to be a complete description of the analyses underlying McDonald & Company's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, McDonald & Company did not attribute any particular weight to any analysis or factor considered by it (with the exception of the fact that McDonald & Company placed relatively less weight on the analysis of selected comparable merger transactions), but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, McDonald & Company believes that its analyses must be considered as a whole and that selecting portions of such analyses and of the factors considered by McDonald & Company without considering all such analyses and factors may create a misleading or incomplete view of the analytical process underlying McDonald & Company's opinion. In its analyses, McDonald & Company made numerous assumptions with respect to industry performance, business and economic conditions, and other matters. In particular, McDonald & Company assumed that there would be no material competitive or market changes affecting the property-casualty insurance industry in general or the nonstandard automobile insurance business in particular, that the United States would experience moderate economic growth over the next five years and that interest rates would remain relatively steady. Any estimates contained in McDonald & Company's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     The following is a summary discussion of selected analyses considered and prepared by McDonald & Company and discussed with the Victoria Board in connection with McDonald & Company's oral opinion rendered December 16, 1994 and its written opinion dated December 18, 1994:

     Comparison with Selected Companies. McDonald & Company compared the financial performance and stock market valuation of Victoria with corresponding data for the following selected companies: American Premier Underwriters, Inc., Guaranty National Corporation, Integon Corporation, Midland Financial Group, Inc., Omni Insurance Group and The Progressive Corporation. In addition, McDonald & Company compared such data of USF&G with the following selected companies: Aetna Life and Casualty Co., American International Group, Inc., The Chubb Corporation, Cigna Corporation, Cincinnati Financial Corporation, CNA Financial Corporation, Continental Corporation, Lincoln National Corporation, Ohio Casualty Corporation, SAFECO Corporation, and the St. Paul Companies, Inc.

     Contribution Analysis. McDonald & Company analyzed the contribution of each of Victoria and USF&G to, among other things, the pre-tax operating income, after-tax net income and after-tax net operating income of the pro forma combined company. This analysis showed that, for the nine months ended September 30, 1994, among other factors, Victoria would have contributed 1.7% of the pre-tax operating income of the pro forma combined company, 0.6% of the pro forma net income and 1.0% of the pro forma after-tax net operating income compared with a proposed ownership, assuming the exercise of options on Victoria Common Stock, of 3.5% of the combined company to be owned by holders of Victoria Common Stock.

     Pro Forma Merger Analysis. McDonald & Company analyzed the changes in the per share amount of net operating income, tangible book value and indicated dividend represented by one share of Victoria Common Stock after the Merger. The analysis was performed on the basis of financial information for both companies as of and for the nine months ended September 30, 1994 and the twelve month periods ended December 31, 1993 and 1992. The analysis indicated, among other things, that exchanging one share of Victoria Common Stock at an assumed exchange rate of 0.9541 for shares of USF&G Common Stock on a pro forma basis would have resulted in a 100.9% increase in net operating income per share for each share of Victoria Common Stock for the nine months ended September 30, 1994, a 34.3% increase in tangible book value per share for each share of Victoria Common Stock as of September 30, 1994, and an increase in dividends per share from zero to $.19 for each share of Victoria Common Stock based on Victoria's and USF&G's indicated annual dividend rate as of December 16, 1994.

     Analysis of Selected Merger Transactions. McDonald & Company reviewed and analyzed selected recent comparable property-casualty insurance acquisitions, including the acquisition of Milbank Insurance Company by State Auto Financial, the acquisition of Armco's Financial Services Group by Vik Brothers Insurance, the acquisition of Bankers and Shippers Insurance by Integon Corporation and the acquisition of Continental Corporation by CNA Financial Corporation. For the comparable transactions, the respective means and medians for selected pricing ratios as compared to the Victoria ratios are as follows:

            PRICE/      PRICE/       PRICE/                PRICE/
             BOOK      STATUTORY      NET       PRICE/     PREMIUM
            VALUE       SURPLUS      INCOME      NOI       EARNED
            ------     ---------     ------     ------     -------
MEAN:        1.0         1.3         10.6        9.9        0.6
MEDIAN:      1.0         1.1         10.6        9.7        0.7
VICTORIA:    1.9         2.5         32.0       27.7        1.1

     Due to the limited number of comparable merger transactions, McDonald & Company placed relatively less weight on this portion of its analysis than on certain other portions of its analysis.

     No company or transaction used in the above analyses as a comparison is identical to Victoria, USF&G or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using comparable transaction data.

     Discounted Cash Flow Analysis. Using discounted cash flow analysis, McDonald & Company estimated the present value of the future streams of after-tax earnings that Victoria could produce over a five year period from 1995 through 1999, under various assumptions, which were discussed with Victoria's management. McDonald & Company estimated the terminal value of Victoria after the five year period by projecting a perpetual growth rate of the terminal year's after-tax cash flows which resulted in an implied exit multiple. The cash flow streams and terminal values were then discounted to present values using different discount rates and exit multiples chosen to reflect different assumptions regarding the required rates of return of a prospective buyer of Victoria. Discount rate assumptions ranged from 14.0% to 18.0% and implied exit multiples ranged from 6.0x to 10.0x earnings. On the basis of such varying assumptions, this discounted cash flow analysis indicated a reference range of $8.40 to $13.20 per share of Victoria Common Stock. This analysis was based upon management projections including variations and subjective assumptions made by McDonald & Company which included adjustments to reflect the anticipated effects of potential merger related cost savings. Management's projections are based upon many factors and assumptions, many of which are beyond the control of Victoria.

     In performing its analyses, McDonald & Company made numerous assumptions, described above, with respect to industry performance, general business and economic conditions and other matters. The analyses performed by McDonald & Company are not necessarily indicative of actual values, which may be significantly more or less favorable than the values suggested by such analyses. Such analyses were prepared solely as part of McDonald & Company's opinion. The term "fair from a financial point of view" is a standard phrase contained in investment banker fairness opinions and refers to the fact that McDonald & Company's opinion as to the fairness of the Exchange Rate is addressed solely to the financial attributes of the Exchange Rate. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, as described above, McDonald & Company's opinion (and the related presentation to the Victoria Board) was one of many factors taken into consideration by the Victoria Board in making its determination to approve the Merger Agreement. Consequently, the McDonald & Company analyses described above should not be viewed as determinative of the Victoria Board's conclusions with respect to the value of Victoria or of the decision of the Victoria Board to agree to the Exchange Rate.

     In connection with its opinion based as of the date of this Proxy Statement/Prospectus, McDonald & Company performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. McDonald & Company's opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date of the opinion.

     McDonald & Company's opinion does not address Victoria's underlying business decision to effect the Merger or any other terms of the Merger. McDonald & Company was not asked to consider and its opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Victoria or the effect of any other transaction in which Victoria might engage. In addition, although McDonald & Company evaluated the financial terms of the Merger, McDonald & Company was not asked to and did not recommend the specific consideration to be paid by USF&G in the Merger. McDonald & Company's opinion does not represent its opinion as to what the value of Victoria Common Stock or USF&G Common Stock may be at the Effective Date.

     McDonald & Company, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald & Company has extensive experience with the valuation of financial services companies. McDonald & Company is not affiliated with either Victoria or USF&G.

     In the ordinary course of business, McDonald & Company may actively trade securities of Victoria and USF&G for its own account and for the accounts of its customers. Accordingly, at any time McDonald & Company may hold a long or short position in such securities. In addition, McDonald & Company co-managed a public offering of common stock for Victoria in 1993 for which it received customary compensation.

     For its services as financial advisor, Victoria has paid McDonald & Company a retainer of $25,000 and a fee of $37,500 upon delivery of the December 18, 1994 opinion. Victoria has agreed to pay McDonald & Company $37,500 upon the rendering of an updated opinion as of a date reasonably proximate to the date of this Proxy Statement/Prospectus. Victoria has also agreed to reimburse McDonald & Company for its reasonable out-of-pocket expenses and to indemnify McDonald & Company, its officers, directors and controlling persons against certain liabilities, including certain liabilities under federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. In considering the recommendation of the Victoria Board with respect to the Merger Agreement, Victoria shareholders should be aware that certain members of the Victoria Board and management have interests in the Merger that are in addition to or different from the interests of Victoria shareholders generally. In connection with the Merger, USF&G has agreed to provide employment benefits and severance benefits to certain officers and employees of Victoria in the manner described below and to treat Victoria Options and outstanding Victoria stock appreciation rights in the manner described below. The Victoria Board granted certain bonuses to key officers in connection with the Merger as described in "Background of the Merger" and "The Merger Agreement -- Terms of the Merger."

     Beneficial Ownership of Victoria Common Stock by Directors and Officers of Victoria. As of April 12, 1995, directors and executive officers of Victoria and their affiliates may be deemed to be beneficial owners of approximately 17.5% of the outstanding Victoria Common Stock. Each of the directors and executive officers of Victoria has advised Victoria that he intends to vote or direct the vote of all the outstanding Victoria Common Stock over which he has voting control in favor of approval of the Merger Proposal. The directors and executive officers of Victoria will not receive any benefit in their capacities as shareholders of Victoria Common Stock that differs from or is in addition to the benefit received by all other shareholders of Victoria Common Stock. See "Description of Victoria -- Ownership of Victoria Common Stock."

     Kenneth R. Rosen Employment Agreement. In connection with the Merger, USF&G and Kenneth R. Rosen, President and Chief Executive Officer of Victoria, entered into the Employment Agreement on December 18, 1994. Under the terms of the Employment Agreement, Mr. Rosen will be employed for one and one-half years following the Effective Date (the "Employment Period") as a Senior Executive Officer of

Victoria, performing various duties including assisting with the integration of Victoria's operations into the USF&G insurance group, developing business strategies and marketing opportunities, assisting in the distribution of Victoria's products through USF&G's agents, and exploring new business ventures and opportunities. Under the Employment Agreement, USF&G has the right, but not an obligation, to invest in any new business ventures or opportunities identified by Mr. Rosen. Under the terms of the Employment Agreement, Mr. Rosen will be paid $850,000 for the first year of the Employment Period and $450,000 for the last six months of the Employment Period. Mr. Rosen also will be entitled to benefits similar to those he is receiving currently from Victoria. At the expiration of the Employment Period, Mr. Rosen has agreed to serve as a consultant to Victoria in the area of nonstandard automobile insurance and related matters for an additional period of two and one-half years (the "Consulting Period"). In his capacity as a consultant, Mr. Rosen will perform similar duties to those he will perform during the employment period, except in an advisory capacity. During the first eighteen months of the Consulting Period, Mr. Rosen will be paid $350,000 per year and, for the last twelve months of the Consulting Period, will be paid $275,000.

     During the entire term of the Employment Agreement, Mr. Rosen will serve as Chairman of the Board of Victoria at the discretion of USF&G. The Employment Agreement precludes Mr. Rosen from competing in the business of nonstandard automobile insurance and imposes other restraints on Mr. Rosen's activities for a period of three years following the Effective Date and obligates Mr. Rosen to maintain the confidentiality of Victoria's and USF&G's proprietary information. USF&G has the right to terminate the Employment Agreement for "cause," as defined in the Employment Agreement, at which time USF&G is no longer obligated to make further payments thereunder. It is a condition to USF&G's obligations to consummate the Merger that the Employment Agreement be in full force and effect on the Effective Date.

     As compensation for Mr. Rosen's extraordinary efforts in structuring and negotiating the Merger, the Victoria Board awarded Mr. Rosen a bonus in connection with the execution of the Merger Agreement of $125,000, payable in 1994, and a bonus of $500,000, payable if and when the Merger is consummated. These bonuses are in addition to Mr. Rosen's regular compensation and 1994 bonus of $150,000 in connection with Victoria's performance in 1994 and the acquisition of IAS.

     Mr. Rosen presently is a party to an Employment Agreement with Victoria dated November 1, 1990 (the "Existing Employment Agreement"). The Existing Employment Agreement, which will be replaced by the Employment Agreement upon the consummation of the Merger, provides for the employment of Mr. Rosen as President and Chief Executive Officer until the date twelve months from the date of written notice of termination from Victoria's Board of Directors. The Existing Employment Agreement, in addition to Mr. Rosen's base compensation and bonuses, provides for certain standard benefits and salary continuation in the event of death or permanent disability.

     Severance Arrangements. USF&G has agreed to use its reasonable efforts to enter into, or to cause Victoria on the Effective Date to enter into, severance agreements with certain officers and employees of Victoria on or prior to the Effective Date. The severance agreements will provide for, in the event of termination of any such persons by Victoria for any reason other than for cause prior to the first anniversary of the Effective Date, salary equivalent severance payments for a period equal to the greater of six months or two weeks per year of service to Victoria. USF&G or Victoria may require a release of all claims relating to employment matters and any such payments under the severance agreement will be in lieu of other severance benefits under Victoria's current plans, policies or arrangements.

     Victoria Lease Renewal. Victoria leases its corporate headquarters pursuant to a ten year lease dated as of July 11, 1989 (the "Landerbrook Lease") with Landerbrook Place Limited Partnership (the "Landerbrook Partnership"). Victoria owns a 19.9% limited partnership interest in the Landerbrook Partnership. Jeffrey A. Cole, Chairman of the Board of Victoria, is a limited partner of the Landerbrook Partnership and owns more than one-half of its equity. Victoria has options to extend the term of the Landerbrook Lease for three extension periods of three years each. Under the Merger Agreement, USF&G has acknowledged that Victoria may, prior to the Effective Date, exercise its first option to extend the Landerbrook Lease for a period of three years at the rental amount established for the extension set forth in the Landerbrook Lease. Victoria intends to exercise this option.

     Victoria Options and Stock Appreciation Rights. Each of the Victoria Options outstanding as of the Effective Date, whether vested or unvested, will be converted without any action on the part of the holder thereof into the right to receive, as of the Effective Date, USF&G Common Stock (or cash in lieu of fractional shares as described below). At or prior to the Effective Date, Victoria and USF&G will take all action necessary to cause the assumption by USF&G as of the Effective Date of the stock appreciation rights outstanding under Victoria's Amended and Restated Key Executive Stock Option and Stock Appreciation Rights Plan. Mr. Rosen holds 18,000 stock appreciation rights and Victoria's directors and executive officers hold Victoria Options to purchase 239,022 shares of Victoria Common Stock in the aggregate. For additional information regarding Victoria Options and stock appreciation rights held by Victoria's directors and executive officers, see "Description of Victoria -- Ownership of Victoria Common Stock" and "-- Executive Compensation." Other than the assumption of existing stock appreciation rights, no stock options, stock appreciation rights or similar rights will be received by Victoria's directors and executive officers as a result of the Merger, although USF&G has advised Victoria that USF&G may, in the ordinary course, grant options to acquire shares of USF&G Common Stock to executive officers and other employees of Victoria who continue as employees of Victoria after it becomes a subsidiary of USF&G. See "The Merger Agreement -- Terms of the Merger" regarding the treatment of existing Victoria Options and stock appreciation rights in the Merger.

     Indemnification. Pursuant to the terms of the Merger Agreement, from and after the Effective Date, USF&G will indemnify, defend and hold harmless the officers, directors and employees of Victoria and its subsidiaries, against all losses, expenses, claims, damages or liabilities based in whole or in part on the fact that such person is or was such officer, director or employee of Victoria or its subsidiaries, to the fullest extent permitted or required under applicable law. In addition, USF&G has agreed that all rights to indemnification existing in favor of the directors, officers or employees of Victoria as provided in Victoria's or its subsidiaries' organizational documents shall survive the Merger for a period of not less than six years. USF&G has agreed to unconditionally guarantee the satisfaction of such rights. See "The Merger Agreement -- Indemnification."

EMPLOYEE BENEFITS

     Under the Merger Agreement, USF&G has agreed, for a period of one year from and after the Effective Date, to cause Victoria to either (a) maintain all employee benefits of Victoria existing on the Effective Date or (b) provide benefits to employees and former employees of Victoria that are, taken as a whole, substantially equivalent to or better than the benefits presently offered by Victoria; provided, however, that neither USF&G nor Victoria will be required to maintain any plan or arrangement providing for the sale of USF&G Common Stock or common stock of Victoria.

MANAGEMENT AND OPERATIONS OF VICTORIA AFTER THE MERGER

     Victoria will be the surviving corporation in the Merger and, following the Merger, will be a wholly-owned subsidiary of USF&G. Victoria will operate as one of USF&G's business units, and USF&G currently intends to retain Victoria's corporate headquarters in Cleveland, Ohio. See "The Merger -- Interests of Certain Persons in the Merger." Following the consummation of the Merger, Victoria will have access to resources generally available to USF&G's other business units, will participate in appropriate activities with other USF&G business units and will operate under the direction of USF&G's senior management and the USF&G Board.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Victoria will be carried forward to USF&G at their recorded amounts, income of USF&G will include income of Victoria for the entire fiscal year in which the Merger occurs and the reported income of Victoria for prior periods will be combined with and included as income of USF&G. The qualification of the Merger as a pooling of interests is not a condition to the consummation of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the material tax consequences of the Merger. The Merger is intended to qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. In this regard, the Merger Agreement contains a covenant by USF&G that it will not take any action, nor will it cause Victoria to take any action, following the Effective Date, that would jeopardize the characterization of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. In addition, certain factual representations deemed necessary by counsel to Victoria and by counsel to USF&G in order to confirm that the requirements of Code Sections 368(a)(1)(A) and 368(a)(2)(E) are expected to be satisfied have been obtained from the parties to the Merger (including certain Victoria shareholders). However, none of the parties to the Merger intends to obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger.

     Victoria and USF&G have, however, received opinions of Benesch, Friedlander, Coplan & Aronoff and Willkie Farr & Gallagher, respectively, substantially to the effect that the federal income tax consequences of the Merger will be as follows:

          (a) the Merger will qualify as a tax-free reorganization within the meaning of Code Sections 368(a)(1)(A) and 368(a)(2)(E) and Victoria and USF&G will each be a party to the reorganization;

          (b) no gain or loss will be recognized by Victoria as a result of the Merger;

          (c) no gain or loss will be recognized by a shareholder of Victoria upon the exchange of shares of Victoria Common Stock for USF&G Common Stock (including the USF&G Rights), except that gain or loss will be recognized by a shareholder of Victoria on the receipt of cash in lieu of fractional shares;

          (d) the adjusted tax basis of the USF&G Common Stock received by a shareholder of Victoria pursuant to the Merger (including any fractional share interests deemed received) will be the same as the adjusted tax basis of the shares of Victoria Common Stock surrendered in exchange therefor;

          (e) the holding period of the USF&G Common Stock received by a shareholder of Victoria as a result of the Merger (including any fractional share interests deemed received) will include the holding period of the shares of Victoria Common Stock surrendered in exchange therefor, provided that such Victoria Common Stock is held as a capital asset by the Victoria shareholder at the consummation of the Merger; and

          (f) any cash payment received by a holder of Victoria Common Stock in lieu of a fractional share of USF&G Common Stock will be treated as if such fractional share of USF&G Common Stock had been issued in the Merger and then redeemed by USF&G.

     The above tax opinions are based upon certain representations and assumptions referred to in such tax opinions and assume that the Merger will be completed in the manner described in this Proxy Statement/Prospectus and that the representations made by the parties to the Merger are accurate and complete and will continue to be accurate and complete as of the Effective Date.

     The above tax opinions are based upon counsels' opinions that the continuity of interest requirement of Treasury Regulations Section 1.368-1(b) will be satisfied. The continuity of interest requirement will be satisfied if Victoria's shareholders receive in the Merger and retain USF&G Common Stock equal in value, as of the Effective Date, to at least 50% of the value of all of the formerly outstanding shares of Victoria Common Stock as of that date. The Internal Revenue Service (the "Service") established in Revenue Procedure 77-37, as modified to the date hereof, ruling guidelines with respect to satisfying the continuity of interest requirement. In order to satisfy those guidelines in connection with a ruling request, a publicly traded company must represent to the Service that there is no plan or intention by the company's shareholders who own five percent or more of the company's stock, and to the best of the knowledge of the management of the company, there is no plan or intention on the part of the remaining shareholders of the company, to sell, exchange, or otherwise dispose of a number of shares of the acquiring parent's stock received in the transaction that would reduce the company's shareholders' ownership of the acquiring parent's stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of the company as of the same date. The Service has adopted a no-ruling policy with respect to transactions such as the Merger, stating that it believes that the tax consequences of such transactions are adequately addressed in the tax law, including but not limited to the Revenue Procedure. Management of Victoria has represented to counsel, based upon inquiry of its shareholders who own five percent or more of its stock and based upon Victoria's absence of knowledge as to any plan or intention on the part of the remaining shareholders, that there is no plan or intention by shareholders of Victoria who own five percent or more of its stock and, to the best of management's knowledge, there is no plan or intention on the part of the remaining Victoria shareholders, to sell, exchange or otherwise dispose of such number of shares of USF&G Common Stock received in the Merger that would result in failure to satisfy the continuity of interest requirement as prescribed in the Treasury Regulations and the Service ruling guidelines as set forth in Revenue Procedure 77-37, as modified to the date hereof. Counsels' opinions that the continuity of interest requirement will be satisfied are based upon the representations of Victoria's management to counsel, the ruling guidelines as set forth in Revenue Procedure 77-37 and on the expressed reasoning of the Service for its adoption of the no-ruling policy.

     Any change in the facts, representations or assumptions could affect the status of the Merger as a tax-free reorganization (within the meaning of Sections 368 (a)(1)(A) and 368 (a)(2)(E) of the Code).

     Finally, under Revenue Ruling 90-11, the USF&G Rights accompanying the USF&G Common Stock to be received by holders of Victoria Common Stock in the Merger will be considered part of the USF&G Common Stock prior to the occurrence of a Triggering Event (as defined in the USF&G Rights Plan). The opinion with respect to the receipt of the USF&G Rights in subparagraph (c) above is based upon the current position of the Internal Revenue Service as set forth in Revenue Ruling 90-11 and in several private letter rulings that the receipt of such rights upon the exchange of shares in a merger that is a tax-free reorganization does not give rise to the realization of gross income. No assurance can be given that the Internal Revenue Service will not change its position on the tax treatment of rights in a merger and assert that such receipt of rights results in the realization of gross income, to the extent of the value of such rights, if any, when received.

     In connection with the foregoing, see generally "The Merger" and "The Merger Agreement."

     THE FOREGOING DISCUSSION OF THE ANTICIPATED MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS BASED ON THE LAW IN EFFECT AS OF THE DATE HEREOF, INCLUDING THE CODE, THE TREASURY REGULATIONS PROMULGATED THEREUNDER, AND ADMINISTRATIVE AND JUDICIAL INTERPRETATIONS THEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY ON A RETROACTIVE BASIS). THIS DISCUSSION DOES NOT ADDRESS ANY ASPECT OF STATE, LOCAL OR FOREIGN TAXATION. IN ADDITION, THIS DISCUSSION DOES NOT ATTEMPT TO ADDRESS ALL ISSUES THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF VICTORIA COMMON STOCK IN LIGHT OF SUCH HOLDER'S PERSONAL CIRCUMSTANCES, AND DOES NOT APPLY TO HOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. FURTHER, THIS DISCUSSION MAY NOT APPLY TO A HOLDER OF VICTORIA COMMON STOCK WHO ACQUIRED HIS OR HER STOCK PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION, AND DOES NOT APPLY TO A HOLDER OF VICTORIA OPTIONS WHO RECEIVES SHARES OF USF&G COMMON STOCK IN EXCHANGE THEREFOR. ACCORDINGLY, EACH HOLDER OF VICTORIA COMMON STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER, INCLUDING THE EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

REGULATORY APPROVALS

     Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and applicable waiting period requirements have been satisfied. Victoria and USF&G filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on January 18, 1995. A request for early termination of the required waiting period under the HSR Act was granted effective February 3, 1995. At any time before or after the Effective Date of the Merger, notwithstanding that the waiting period under the HSR Act has been terminated, the Antitrust Division, the FTC or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets or businesses of Victoria or USF&G. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Under ORC Section 3901.321(F), a person entering into a merger agreement with, or otherwise acquiring control of an insurance company domiciled in Ohio, must obtain prior regulatory approval. In order to obtain such approval, the parties must file with the Superintendent a statement containing certain information about the acquiring party, the terms of the proposed transaction and other related information. Victoria and USF&G filed the required statement on January 18, 1995 and have filed all other required information with the Ohio Insurance Department. Obtaining approval of the Superintendent is a condition to the consummation of the Merger. It is the practice of the Ohio Insurance Department not to grant such approval until after shareholder approval of the transaction has been obtained. However, USF&G has been advised by the Ohio Insurance Department that it currently expects to grant approval of the Merger immediately after the holders of Victoria Common Stock approve the Merger Agreement and the transactions contemplated thereby. The expiration or early termination of the applicable waiting period under the HSR Act and receipt of approval under the ORC are conditions to the obligations of USF&G and Victoria to consummate the Merger. See "The Merger Agreement -- Conditions." Each party has agreed to use all reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to lift any injunction or other legal bar to the Merger.

RESALE OF USF&G STOCK; AFFILIATES

     All shares of USF&G Common Stock received by holders of Victoria Common Stock in the Merger will be freely transferable, except that USF&G Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of USF&G or Victoria prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Victoria, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of USF&G or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of USF&G or Victoria generally include individuals or entities that control, are controlled by, or are under common control with Victoria, and may include certain officers and directors of such party as well as principal shareholders of such party.

     Prior to the Effective Date, Victoria has agreed to deliver to USF&G a letter identifying all persons who Victoria believes may be deemed "affiliates" of Victoria as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates"). Victoria has agreed to use reasonable efforts to obtain, and deliver to USF&G, agreements from all Affiliates that they will not (i) offer to sell, sell or otherwise dispose of any of the USF&G Common Stock issued to them pursuant to the Merger, except in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act and (ii) sell or in any way reduce such Affiliate's risk relative to any USF&G Common Stock received in the Merger, until such time as financial results covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the Commission. The Merger Agreement provides that as soon as is reasonably practicable but in no event later than 45 days after the end of the first fiscal quarter of USF&G ending at least 30 days after the Effective Date, USF&G will publish results including at least 30 days of combined operations of USF&G and Victoria as referred to in the written agreements referred to in the previous sentence. See "The Merger -- Anticipated Accounting Treatment."

     Under the Merger Agreement, certificates representing shares of Victoria Common Stock or option award agreements, as applicable, surrendered for exchange by any Affiliate will not be exchanged for certificates representing shares of USF&G Common Stock until USF&G has received the written agreements from such persons as provided in the immediately preceding paragraph.

NEW YORK STOCK EXCHANGE LISTING

     USF&G has agreed to cause the USF&G Common Stock to be issued to Victoria shareholders and holders of Victoria Options pursuant to the Merger Agreement to be authorized for listing on the NYSE, upon official notice of issuance. Such authorization for listing is a condition to the obligations of USF&G, Merger Sub and Victoria to consummate the Merger.

NO APPRAISAL RIGHTS

     UNDER THE DGCL, THE HOLDERS OF VICTORIA COMMON STOCK ARE NOT ENTITLED TO ANY APPRAISAL RIGHTS WITH RESPECT TO THE MERGER. Under the DGCL, dissenters' appraisal rights are not available for shares of any class of stock which, on the applicable record date for the shareholder vote on a merger, are designated as Nasdaq National Market System securities and which are to be converted into shares of stock of any other corporation listed on the effective date of the merger on a national securities exchange. On the record date, Victoria Common Stock was designated as a Nasdaq National Market System security and it is a condition to consummation of the Merger that the USF&G Common Stock to be issued to Victoria shareholders in the Merger be listed on the NYSE, upon official notice of issuance. Accordingly, holders of Victoria Common Stock are not entitled to dissenters' appraisal rights in connection with the Merger.

                              THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex I to this Proxy Statement/Prospectus and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Shareholders of Victoria are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

THE MERGER

     The Merger Agreement provides that, subject to the approval of the Merger by the holders of Victoria Common Stock and the satisfaction or waiver (where permissible) of the other conditions to the Merger, Merger Sub will be merged with and into Victoria, and the separate existence of Merger Sub will cease and Victoria will be the surviving corporation of the Merger and a wholly-owned subsidiary of USF&G.

     On the Effective Date, the conversion of Victoria Common Stock and Victoria Options and the conversion of shares of the common stock of Merger Sub pursuant to the Merger Agreement will be effected as described below in "-- Terms of the Merger."

     The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Date and as amended in accordance with the provisions of the Merger Agreement, will be the Certificate of Incorporation of Victoria following the Merger. The By-laws of Merger Sub as in effect immediately prior to the Effective Date will be the By-laws of Victoria following the Merger, and thereafter both the Certificate of Incorporation and the By-laws may be amended in accordance with their terms and as provided by law. The name of the surviving corporation of the Merger will, by virtue of the Merger, remain "Victoria Financial Corporation."

EFFECTIVE DATE

     The Merger will be consummated and become effective after the requisite approval of Victoria's shareholders has been obtained and all other conditions to the Merger have been satisfied or waived (where permissible) and upon the filing by Merger Sub and Victoria of a properly executed Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

     In the event that Victoria's shareholders do not approve the Merger Proposal or if the Merger is not consummated for any other reason, Victoria intends to continue as an independent company, operating on a basis consistent with its historical operations. Victoria would continue to market and issue nonstandard private passenger automobile insurance policies, and intends to continue its selective geographic expansion, seeking to spread geographic risk and to enhance its sales volume.

TERMS OF THE MERGER

     General. Upon consummation of the Merger, each issued and outstanding share of Victoria Common Stock (other than shares held by Victoria as treasury shares and shares held by USF&G or by subsidiaries of Victoria or USF&G, all of which will be cancelled) will be converted into the right to receive the number of shares of USF&G Common Stock equal to the Exchange Rate (defined below). Based upon the capitalization of USF&G and Victoria as of April 12, 1995 (and assuming the issuance of 5,359,906 shares of USF&G Common Stock anticipated to be issued prior to the Effective Date in connection with the acquisition by USF&G of Discover Re Managers, Inc.), the latest practicable date prior to the date hereof, assuming a Final Price of $13.994, (a) the shareholders of Victoria will own approximately 3.6% of the outstanding shares of USF&G Common Stock, and
(b) the Victoria shareholders and holders of Victoria Options together will own approximately 3.8% of the outstanding shares of USF&G Common Stock, in each case immediately following consummation of the Merger. Each issued and outstanding share of the common stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of Victoria.

     Exchange Rate.  The "Exchange Rate" means:

          (A) The quotient of (a) $13.959 divided by (b) the Final Price, if and only if the Final Price is greater than $14.556; or

          (B) .959, if and only if the Final Price is both (a) less than or equal to $14.556 and (b) greater than $13.556; or

          (C) The quotient of (a) $13 divided by (b) the Final Price, if and only if the Final Price is both (x) less than or equal to $13.556 and (y) greater than or equal to $11.90; or

          (D) 1.092, if and only if the Final Price is less than $11.90.

     In the event that the Final Price is less than $11.90, Victoria may, at any time on or prior to the Effective Date, terminate the Merger Agreement without any further action by Victoria shareholders.

     The "Final Price" means the average closing price of USF&G Common Stock on the NYSE - Composite Tape during the period comprising the twenty consecutive trading days immediately preceding the third business day immediately preceding the Effective Date.

     By way of example (but in each instance subject to payment of cash in lieu of fractional shares): if the Final Price of USF&G Common Stock is $13.00, the Exchange Rate will be 1.000 and each share of Victoria Common Stock will entitle the holder thereof to receive one share of USF&G Common Stock. If the Final Price of USF&G Common Stock is $14.00, the Exchange Rate will be .959 and each share of Victoria Common Stock will entitle the holder thereof to receive .959 shares of USF&G Common Stock. If the Final Price of USF&G Common Stock is $15.00, the Exchange Rate will be .931 and each share of Victoria Common Stock will entitle the holder thereof to receive .931 shares of USF&G Common Stock. If the Final Price of USF&G Common Stock is $12.00, the Exchange Rate will be 1.083 and each share of Victoria Common Stock will entitle the holder thereof to receive 1.083 shares of USF&G Common Stock. If the Final Price of USF&G Common Stock is less than $11.90, the Exchange Rate will be 1.092 and each share of Victoria Common Stock will entitle the holder thereof to receive 1.092 shares of USF&G Common Stock.

     THE CONSIDERATION TO BE RECEIVED BY VICTORIA SHAREHOLDERS IN THE MERGER WILL BE BASED UPON A FORMULA AND CANNOT PRECISELY BE DETERMINED PRIOR TO THE CLOSE OF BUSINESS ON THE FOURTH BUSINESS DAY IMMEDIATELY PRECEDING THE EFFECTIVE DATE. The consideration will depend upon the Final Price, which establishes the Exchange Rate. BECAUSE THE FINAL PRICE, THE EXCHANGE RATE AND THE MARKET PRICE OF USF&G COMMON STOCK AS OF THE EFFECTIVE DATE ARE NOT DETERMINABLE AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND AS OF THE DATE OF THE SPECIAL MEETING, THE EXACT CONSIDERATION PER SHARE TO BE RECEIVED IN EXCHANGE FOR THE OUTSTANDING VICTORIA COMMON STOCK IS NOT CURRENTLY DETERMINABLE. Victoria shareholders will be entitled to receive not more than 1.092 shares nor less than .959 shares of USF&G Common Stock for each share of Victoria Common Stock (except if the Final Price exceeds $14.556, in which event Victoria shareholders will be entitled to receive for each share of Victoria Common Stock that number of shares of USF&G Common Stock with a value, based on the Final Price (but not necessarily the market price as of the Effective Date), of $13.959). Had the Merger been consummated on April 12, 1995, the Final Price would have been $13.994, and each share of Victoria Common Stock outstanding would have been converted into .959 shares of USF&G Common Stock (together with any related USF&G Rights). The closing price of USF&G Common Stock on that date, as reported on the NYSE - Composite Tape, was $14.50 per share. In fact, the Final Price may be greater than or less than $13.994, and the price at which USF&G Common Stock will be trading on the NYSE on and after the Effective Date may be greater than or less than the Final Price.

     Treatment of Victoria Options and Stock Appreciation Rights. Each of the Victoria Options, whether vested or unvested, outstanding as of the Effective Date will be converted without any action on the part of the holder thereof into the right to receive, as of the Effective Date, USF&G Common Stock (or cash in lieu of fractional shares as described below).

     The number of shares of USF&G Common Stock that the holder of a Victoria Option will be entitled to receive is a number determined by dividing (i) the product of (x) the value of such Victoria Option as determined by the Black-Scholes Model and (y) the Discount Factor (defined below) by (ii) the Final Price.

     The Black-Scholes Model is an option valuation model which incorporates such factors as volatility of the security's return, the price of the option, the relationship of the underlying stock's price to the exercise price of the option, and the time remaining until the option expires. The value of each Victoria Option as determined by the Black-Scholes Model will be determined using (a) a value per share of Victoria Common Stock equal to the product of (i) the Final Price and (ii) the Exchange Rate, (b) a 52 week volatility for Victoria Common Stock of 40% for Victoria Options expiring prior to three years after the Effective Date and 35% for Victoria Options expiring three or more years after the Effective Date, and (c) a risk free rate of 7.325%.

     "Discount Factor" means (a) for a Victoria Option that is vested at the Effective Date, one, and (b) for a Victoria Option that is not vested at the Effective Date, (i) if the holder's employment by the Company has been terminated, voluntarily or otherwise, on or before the Effective Date, zero and
(ii) if the holder's employment by the Company has not been terminated, voluntarily or otherwise, on or before the Effective Date, one minus the product of (x) 7/12% and (y) the number of months between the Effective Date and the date such Victoria Options vest, rounded to the next largest number of months.

     The following table sets forth the number of Victoria Options held by each director and current executive officer of Victoria and the number of shares of USF&G Common Stock into which such Victoria Options will be converted in the Merger, based on the assumptions set forth below.

                                                                   NUMBER OF SHARES OF
                                                                   USF&G COMMON STOCK
            NAME OF DIRECTOR OR         NUMBER OF VICTORIA     ISSUABLE UPON CONVERSION OF
             EXECUTIVE OFFICER               OPTIONS               VICTORIA OPTIONS(1)
      --------------------------------  ------------------     ---------------------------
      Jeffrey A. Cole.................         16,000                      7,936
      Kenneth R. Rosen................        193,822                    120,132
      Alvin A. Siegal.................          6,000                      2,976
      Howard M. Zelikow...............          1,000                        496
      Milton Fromson..................          6,000                      2,976
      Richard D. Margolis.............          6,000                      2,976
      Tab A. Keplinger................         10,200                      5,755
                                           ----------                 ----------
             Total....................        239,022                    143,247
                                        =================      =========================

- ---------------

(1) A Final Price of $13.994 (which would have been the Final Price had the Merger been consummated on April 12, 1995, the latest practicable date prior to the printing of this Proxy Statement/Prospectus), and the resulting Exchange Rate of .959, are assumed for purposes of determining the number of shares of USF&G Common Stock to be received upon conversion of the Victoria Options in the Merger. The actual Exchange Rate and Final Price may be different from those assumed for these purposes and will be determined based on the average closing price of USF&G Common Stock on the NYSE - Composite Tape during the period comprising the twenty consecutive trading days immediately preceding the third business day immediately preceding the Effective Date.

     At or prior to the Effective Date, Victoria and USF&G will take all action necessary to cause the assumption by USF&G as of the Effective Date of the stock appreciation rights outstanding under Victoria's Amended and Restated Key Executive Stock Option and Stock Appreciation Rights Plan.

     USF&G Rights. Each share of USF&G Common Stock issued pursuant to the Merger, whether in respect of Victoria Common Stock or Victoria Options, will include a USF&G Right. See "Description of USF&G Capital Stock -- USF&G Rights Plan" and "Comparison of Rights of Holders of USF&G Capital Stock and Victoria Capital Stock."

     Fractional Shares. No fractional shares of USF&G Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of Victoria Common Stock and each holder of Victoria Options who otherwise would be entitled to receive a fractional share of USF&G Common Stock pursuant to the Merger will be paid an amount in cash equal to such fractional interest multiplied by the Final Price.

SURRENDER AND PAYMENT

     Promptly after the Effective Date, First Chicago Trust Company of New York, or such other exchange agent as selected by USF&G (the "Exchange Agent"), will mail a transmittal form and exchange instructions to each holder of record of certificates which immediately prior to the Effective Date represented outstanding shares of Victoria Common Stock (the "Certificates"), which form and instructions are to be used in forwarding the Certificates for surrender and exchange for (i) certificates representing that number of whole shares of USF&G Common Stock that such holder has the right to receive pursuant to the Merger and (ii) cash for any fractional shares of USF&G Common Stock to which such holder otherwise would be entitled. VICTORIA SHAREHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL SUCH TRANSMITTAL FORM AND INSTRUCTIONS ARE RECEIVED.

     At and after the Effective Date and until surrendered as provided above, Certificates and, in the case of Victoria Options, option award agreements or other evidence of the ownership thereof, will be deemed to represent the right to receive certificates representing that number of whole shares of USF&G Common Stock into which the shares of Victoria Common Stock or Victoria Options, as the case may be, formerly represented by such Certificates or option award agreements were converted in the Merger and a cash payment in lieu of any fractional shares, and the holders of Certificates or option award agreements will not be entitled to receive dividends or any other distributions from USF&G or exercise any other rights of holders of USF&G Common Stock until such Certificates or option award agreements are so surrendered. Upon surrender of a Certificate, there shall be paid to the person in whose name such shares of USF&G Common Stock are issued any dividends or other distributions which have a record date after the Effective Date and which became payable prior to surrender with respect to such shares of USF&G Common Stock. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

     After the Effective Date, the Exchange Agent will mail a transmittal form and exchange instructions to each holder of Victoria Options and each holder of Victoria Options that are, as of the Effective Date, outstanding, whether vested or unvested, will be entitled to receive the number of shares of USF&G Common Stock and cash in lieu of fractional shares issuable to such holder of Victoria Options in the Merger upon surrender of such holder's option award agreements for cancellation or by providing other satisfactory evidence of the cancellation of the Victoria Options in respect of which shares of USF&G are issuable in the Merger, together with a duly executed letter of transmittal.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the parties, respectively, relating to, among other things: (a) due organization, valid existence and good standing of each of Victoria and its subsidiaries, USF&G and Merger Sub and the corporate powers to operate their respective businesses; (b) the capital structure of each of Victoria, USF&G and Merger Sub;
(c) the authorization, execution, delivery and enforceability of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement by Victoria, USF&G and Merger Sub and the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby not being in violation of their respective organizational documents, material contracts and agreements, or law; (d) documents and financial statements filed by each of Victoria and its subsidiaries and by USF&G with applicable insurance regulatory authorities and the Commission and the accuracy of information contained therein; (e) the absence of certain material adverse changes or events; (f) litigation against or affecting Victoria or its subsidiaries; (g) loss reserves and statutory capital and surplus of Victoria and its subsidiaries; (h) reinsurance contracts applicable to Victoria and its subsidiaries; (i) compliance by Victoria and its subsidiaries with applicable laws; (j) undisclosed liabilities of Victoria and its subsidiaries; (k) policies and contracts of insurance entered into or issued by Victoria or its subsidiaries; (l) agents and fronting agreements of Victoria and its subsidiaries; (m) taxes, tax returns and audits of Victoria and its subsidiaries; (n) certain agreements, contracts and commitments of Victoria or its subsidiaries; (o) premium balances receivable of Victoria and its subsidiaries; (p) the investment portfolio of Victoria and its subsidiaries; (q) intellectual property of Victoria and its subsidiaries; (r) licenses of Victoria and its subsidiaries; (s) intercompany agreements and arrangements and affiliate transactions among Victoria and/or its subsidiaries and affiliates; (t) employee benefit plans of Victoria and its subsidiaries and compliance with the Employee Retirement Income Security Act of 1974, as amended;
(u) certain cash compensation paid by Victoria or its subsidiaries to officers, directors and employees; (v) action by Victoria and USF&G respecting the Merger and the inapplicability to the Merger of certain provisions of the DGCL; (w) pending claims against Victoria and its subsidiaries; (x) insurance for the benefit of Victoria and its subsidiaries; (y) title to assets of Victoria and its subsidiaries and absence of liens thereon; (z) ability to conduct business of Victoria and its subsidiaries; (aa) absence of unlawful payments by Victoria or its subsidiaries; (bb) receipt of the McDonald & Company opinion; (cc) financial advisors for Victoria, USF&G and Merger Sub; and (dd) the present intention of USF&G to cause the principal office of the Surviving Corporation to remain in Cleveland, Ohio.

CONDUCT OF BUSINESS BY VICTORIA PENDING THE MERGER

     Pursuant to the Merger Agreement, Victoria has agreed that, during the period from the date of the Merger Agreement through the Effective Date, except as otherwise consented to in writing by USF&G or as contemplated or required by the Merger Agreement or applicable law, Victoria will and will cause each of its subsidiaries to: (a) carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted;
(b) use their reasonable efforts to preserve intact their present business organizations; (c) maintain insurance coverages on its property and books, accounts and records in the usual manner consistent with prior practices; (d) comply with applicable laws; (e) maintain properties and equipment in good repair, ordinary wear and tear excepted; and (f) perform obligations under contracts and commitments.

     Except as required by the Merger Agreement or as previously disclosed to USF&G, Victoria has agreed that, during the period from the date of the Merger Agreement through the Effective Date, it will not and it will not propose to:
(a) sell or pledge any of its capital stock of its subsidiaries; (b) amend its Certificate of Incorporation or By-Laws or those of its subsidiaries; (c) split, combine or reclassify its outstanding capital stock or issue or authorize any other securities or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or extend any credit to any officer, director or shareholder; or (d) directly or indirectly, redeem, purchase or otherwise acquire any shares of Victoria Common Stock.

     Except as required by the Merger Agreement or as previously disclosed to USF&G, Victoria has agreed that, during the period from the date of the Merger Agreement through the Effective Date, it will not, nor will it permit any of its subsidiaries to: (a) issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any indebtedness or any option, right or warrant to acquire, or securities convertible into, shares of capital stock other than issuances of Victoria Common Stock pursuant to the exercise of certain options outstanding on the date of the Merger Agreement; (b) acquire, lease or dispose of any capital assets or any other assets involving expenditures or proceeds in an amount, individually or in the aggregate, greater than $100,000, other than the acquisition or lease of certain telephone systems; (c) assume, incur or guarantee additional indebtedness; (d) enter into any material contract or commitment of any kind other than in the ordinary course of business and consistent with past practice, or permit or suffer to be cancelled any material contract; (e) encumber or grant a security interest in any material asset or enter into any other material transaction; (f) acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership or other business organization or division thereof; (g) decrease any case reserve or any bulk reserve other than in the ordinary course of business; (h) make any change in the underwriting, reserves or claims adjustment practices which would have a material adverse effect on Victoria and its subsidiaries; or (i) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     Except as previously disclosed to USF&G, Victoria has agreed that it will not, nor will it permit any of its subsidiaries to, except as required by law and except as provided in the Merger Agreement: (a) adopt, enter into, terminate or amend any bonus, profit-sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee; (b) increase the compensation or fringe benefit of any director, officer or employee except in the normal course; (c) pay any benefit not provided under any existing plan or arrangement disclosed to USF&G; (d) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or other benefit plan except in the normal course; (e) take any action to fund or secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or other benefit plan other than in the ordinary course of business consistent with past practice or as required thereunder; or (f) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing. Victoria has agreed that it will not, nor will it permit any of its subsidiaries to, take any action with respect to accounting policies or procedures other than reasonable and usual actions in the ordinary course and consistent with past practice.

CERTAIN COVENANTS

     Under the Merger Agreement, USF&G and Victoria have each agreed to promptly give written notice to the other upon becoming aware of the occurrence or, to their knowledge, impending or threatened occurrence, of any event which could cause or constitute a breach of any of its representations, warranties or covenants contained or referenced in the Merger Agreement or which could cause a material adverse effect on the business of such party, and each has agreed to use its best efforts to prevent or promptly remedy the same.

NO SOLICITATION

     The Merger Agreement provides that, subject to the Victoria Board's fiduciary duties to shareholders (the "Victoria Board Fiduciary Duties"), Victoria will not, nor will any of its subsidiaries, directly or indirectly, take (or authorize or permit any of their respective officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates to take) any action to (i) encourage, solicit or initiate the submission of any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. "Acquisition Proposal" means any proposed (A) merger, consolidation or similar transaction involving Victoria, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of Victoria or its subsidiaries representing 30% or more of the consolidated assets of Victoria and its subsidiaries, (C) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 30% or more of the voting power of Victoria or (D) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 30% or more of the outstanding Victoria Common Stock.

     Under the Merger Agreement, Victoria is required to promptly communicate to USF&G the terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it.

INDEMNIFICATION

     The Merger Agreement provides that, from and after the Effective Date, USF&G will indemnify, defend and hold harmless the officers, directors and employees of Victoria and its subsidiaries (the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities ("Claims") based in whole or in part on the fact that such person is or was such officer, director or employee of Victoria or its subsidiaries (including arising out of the transactions contemplated by the Merger Agreement) to the fullest extent permitted or required under applicable law. The Merger Agreement provides that all rights to indemnification existing in favor of the directors, officers or employees of Victoria as provided in Victoria's or the subsidiaries' respective

Articles or Certificate of Incorporation or By-Laws or Code of Regulations, as in effect on the date of the Merger Agreement, with respect to matters occurring through the Effective Date, will survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Date. USF&G has guaranteed unconditionally the satisfaction of all such rights to indemnification (and has agreed to pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware law, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of the DGCL).

     The Merger Agreement provides that, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective
Date), after the Effective Date, (a) the Indemnified Parties may retain Victoria's regularly engaged independent legal counsel or other independent legal counsel satisfactory to them, provided that such other counsel shall be reasonably acceptable to USF&G, (b) USF&G will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (c) USF&G will use its reasonable efforts to assist in the defense of any such matter, provided that USF&G shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under the Merger Agreement upon learning of any such Claim, must notify USF&G (although the failure so to notify USF&G shall not relieve USF&G from any liability which USF&G may have under the Merger Agreement, except to the extent such failure materially prejudices USF&G), and must deliver to USF&G the undertaking contemplated by Section 145(e) of the DGCL. The Merger Agreement provides that the Indemnified Parties as a group may retain no more than one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to the Indemnified Parties), a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which event such additional counsel as may be required may be retained by the Indemnified Parties and will be paid by USF&G.

     Under the Merger Agreement, USF&G has agreed to maintain, or to cause Victoria to maintain, in effect for not less than three years after the Effective Date the current policies of directors' and officers' liability insurance maintained by Victoria with respect to matters occurring prior to the Effective Date; provided, however, that (a) Victoria may substitute therefor policies of at least the same coverage (with carriers comparable to Victoria's existing carrier) containing terms and conditions which are no less advantageous to the Indemnified Parties and (b) Victoria shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

CONDITIONS

     Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of Victoria and USF&G to effect the Merger are subject to certain conditions, including: (a) the approval and adoption of Merger Proposal by two-thirds of the outstanding shares of Victoria Common Stock; (b) the authorization for listing on the NYSE, upon official notice of issuance, of the USF&G Common Stock to be issued in the Merger; (c) the Registration Statement becoming effective in accordance with the provisions of the Securities Act and not being the subject of any stop order suspending effectiveness issued by the Commission; (d) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all approvals necessary for the consummation of the transactions contemplated by the Merger Agreement including, without limitation, any approval required by the ORC, shall have been obtained from the insurance commissioners, directors or superintendents, as the case may be, of the applicable state insurance departments, and any such approvals shall be in full force and effect; and (e) the absence of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental entity shall be in effect, which prevents the consummation of the Merger or makes such consummation illegal.

     Conditions to Obligation of Victoria to Effect the Merger. The obligation of Victoria to effect the Merger is subject to the following additional conditions (unless waived by Victoria), including: (a) the performance in all material respects by USF&G and Merger Sub of all obligations required to be performed by them under the Merger Agreement; and (b) the accuracy of the representations and warranties of USF&G and Merger Sub (except where the failure to be true and correct, alone, or taken together with other failures to be true and correct, would not have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of USF&G and its subsidiaries) as of the dates provided in the Merger Agreement.

     Conditions to Obligations of USF&G and Merger Sub to Effect the Merger.
The obligations of USF&G and Merger Sub to effect the Merger are subject to the following additional conditions (unless waived by USF&G), including: (a) the performance in all material respects by Victoria of all obligations required to be performed by it under the Merger Agreement; (b) the accuracy of the representations and warranties of Victoria (except where the failure to be true and correct, alone or taken together with other failures to be true and correct, would not have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of Victoria and its subsidiaries) as of the dates provided in the Merger Agreement; (c) in connection with the receipt of the approvals described in clause (d) of "Conditions to Each Party's Obligation to Effect the Merger" above, no approval shall impose on USF&G or Merger Sub any conditions or other requirements that would cause USF&G or Merger Sub any material additional costs, or interfere with the continued operations of Victoria and its subsidiaries (taken as a whole) or USF&G or any of its subsidiaries; (d) from the date of the Merger Agreement to the Effective Date, there shall not have occurred any material adverse change (other than one resulting from or relating to the Merger Agreement or the transactions contemplated thereby) in the business, properties, assets, condition (financial or otherwise), liabilities or operations of Victoria and its subsidiaries, taken as a whole; (e) receipt by USF&G of a letter from KPMG Peat Marwick LLP, Victoria's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to USF&G, and in form and substance reasonably satisfactory to USF&G and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement; and (f) the Employment Agreement between USF&G or a subsidiary thereof and Kenneth R. Rosen dated December 18, 1994 is in full force and effect as of the Effective Date.

TERMINATION; FEES AND EXPENSES

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Date:

          (a) by mutual written consent of the USF&G Board and the Victoria
     Board;

          (b) by either USF&G or Victoria if the Merger has not been consummated on or before July 31, 1995 (provided that the terminating party is not otherwise in material breach of its representations, warranties or obligations under the Merger Agreement or responsible for the failure of the Merger to occur on or before such date);

          (c) by Victoria if any of the conditions specified in (i) Section 8.1 of the Merger Agreement which are described above in "Conditions to Each Party's Obligation to Effect the Merger" or (ii) Section 8.2 of the Merger Agreement which are described above in "Conditions to Obligation of Victoria to Effect the Merger" have not been met or waived by Victoria at such time as such condition is no longer capable of satisfaction;

          (d) by USF&G if any of the conditions specified in (i) Section 8.1 of the Merger Agreement which are described above in "Conditions to Each Party's Obligation to Effect the Merger" or (ii) Section 8.3 of the Merger Agreement which are described above in "Conditions to Obligations of USF&G and Merger Sub to Effect the Merger" have not been met or waived by USF&G at such time as such condition is no longer capable of satisfaction;

          (e) by either USF&G or Victoria if the other party has breached the Merger Agreement in any material respect and such breach either continues for a period of ten days after the receipt of notice of the breach from the non-breaching party or is not susceptible to cure; or

          (f) by either Victoria or USF&G, if (i) the Victoria Board shall have withdrawn or modified in a manner adverse to USF&G its approval or recommendation to Victoria's shareholders of the Merger Agreement or the Merger or has approved or recommended to Victoria's shareholders that they accept the terms of any Acquisition Proposal or has resolved to take any of the foregoing actions, provided, however, that reasonable delay required to comply with the Victoria Board Fiduciary Duties will not be deemed to be a withdrawal or a modification adverse to USF&G; or (ii) a Third Party Acquisition (defined below) has occurred; provided that such termination under this clause (f) will not relieve Victoria of its obligations to pay fees and/or expenses to USF&G upon termination of the Merger Agreement. "Third Party Acquisition" means the occurrence of any of the following events: (w) the acquisition of Victoria by merger, tender offer or otherwise by any person other than USF&G, Merger Sub or any affiliate thereof (a "Third Party"); (x) the acquisition by a Third Party of 30% or more of the total assets of Victoria and its subsidiaries, taken as a whole; or (y) the acquisition by a Third Party of beneficial ownership, or the right to acquire beneficial ownership, of 30% or more of the outstanding Victoria Common Stock or other voting power of Victoria; provided, however, that in the event USF&G terminates the Merger Agreement pursuant to this clause (y), a fee shall be payable under the Merger Agreement only so long as, and on or after the date when, Victoria (1) is acquired (or enters into an agreement to be acquired) by merger, tender offer or otherwise by such Third Party or (2) enters into an agreement with a Third Party providing for the acquisition by said Third Party of 30% or more of the total assets of Victoria or its subsidiaries, in each case, within twelve months of the acquisition of, or right to acquire, such 30% beneficial ownership. Notwithstanding anything to the contrary contained in the Merger Agreement, "Third Party" does not include Victoria or any of its subsidiaries (for purposes of this sentence, "subsidiary" includes all subsidiaries of Victoria as of the date of the Merger Agreement and all subsidiaries formed from and after the date of the Merger Agreement).

     In addition, if the Final Price is less than $11.90, Victoria may, at any time on or prior to the Effective Date, terminate the Merger Agreement without any further obligations thereunder. See "The Merger Agreement -- Terms of the Merger."

     Fees and Expenses. The Merger Agreement provides that all costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that Victoria and USF&G will each pay one-half of the printing expenses incurred in connection with this Proxy Statement/Prospectus and the Registration Statement. Notwithstanding the foregoing provisions of the Merger Agreement relating to fees and expenses, USF&G has agreed to pay one-half of the fees and expenses of D.F. King & Co., Inc., a proxy solicitation firm retained by Victoria for assistance in connection with the Special Meeting.

     Under certain circumstances set forth in the Merger Agreement, either Victoria or USF&G may be required to reimburse the other party for its expenses if the Merger Agreement is terminated. In addition to payment of expenses, the Merger Agreement provides that Victoria pay USF&G an additional $2,500,000 upon the occurrence of certain events which generally relate to: (i) an acquisition of control of, or a significant equity interest in or significant assets of, Victoria by a third party, or certain proposals or offers with respect thereto,
(ii) the withdrawal or material modification of the recommendation of the Victoria Board with respect to the Merger, or (iii) the termination of the Merger Agreement by USF&G as a result of Victoria's breach thereof and within twelve months after termination Victoria is acquired by a party with whom it had contact after the date of the Merger Agreement and prior to the date of termination. None of such events has occurred as of the date of this Proxy Statement/Prospectus. Certain aspects of this fee arrangement could have the effect of discouraging a third party from pursuing an acquisition transaction involving Victoria even if such third party was prepared to pay a higher price per share of Victoria Common Stock than provided for in the Merger Agreement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the parties thereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval thereof by the shareholders of Victoria, but, after such approval, no amendment may be made which changes the ratios at which Victoria Common Stock is to be converted into USF&G Common Stock as provided in the Merger Agreement or which in any way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.

     At any time prior to the Effective Date, Victoria, USF&G and Merger Sub may
(i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any documents delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement; provided, however, that no such waiver shall materially adversely affect the rights of Victoria's and USF&G's shareholders. Any agreement by Victoria, USF&G or Merger Sub to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Victoria does not intend to resolicit shareholder approval in connection with any amendment or waiver of the terms of the Merger Agreement except as would be required by the foregoing terms of the Merger Agreement.

                      DESCRIPTION OF USF&G AND MERGER SUB

USF&G

     General. USF&G is a holding company engaged primarily in the insurance business. USF&G Company, its principal subsidiary, founded in 1896, is the twenty-fourth largest property-casualty insurer in the United States, based on net premiums written for the year ended December 31, 1993. USF&G Company markets commercial and personal insurance products, concentrating on targeted market segments, through a distribution network of approximately 3,800 independent agents. USF&G's life insurance subsidiary, F&G Life, markets life insurance and annuity products through a network of wholesalers, brokers and specialty marketing organizations. USF&G's premiums earned totaled approximately $2.4 billion for the year ended December 31, 1994. USF&G is incorporated in Maryland, its principal executive offices are located at 100 Light Street, Baltimore, Maryland 21202 and its telephone number is (410) 547-3000.

     Property-Casualty Insurance. USF&G Company, which accounted for $2.3 billion (or 94%) of USF&G's 1994 premiums earned, writes both commercial and personal insurance, as well as certain specialty lines of insurance. Commercial lines, which accounted for 52% of 1994 property-casualty premiums earned, includes property, auto, inland marine, workers' compensation and general and umbrella liability coverage for businesses. In commercial lines, USF&G Company targets small and middle market businesses nationwide through its independent agency network. USF&G Company provides services to its agents and customers through 30 branch offices, each of which has service teams providing policy administration from underwriting through claims processing. Personal lines, which accounted for 25% of 1994 property-casualty premiums earned, includes auto, homeowners, watercraft and umbrella insurance for individuals and families. Personal auto insurance represented 71% of personal lines premiums earned in 1994. USF&G Company also markets certain specialty insurance lines, including fidelity-surety insurance and reinsurance products, which accounted for 6% and 17% of 1994 property-casualty premiums earned, respectively.

     The table below shows premiums earned and the statutory loss ratio by lines of property-casualty insurance.

                                       1994                         1993                         1992
                            --------------------------   --------------------------   --------------------------
                                             STATUTORY                    STATUTORY                    STATUTORY
                            PREMIUMS           LOSS      PREMIUMS           LOSS      PREMIUMS           LOSS
                             EARNED     %      RATIO      EARNED     %      RATIO      EARNED     %      RATIO
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
COMMERCIAL LINES
Auto.......................  $  380     17%     58.8      $  399     17%     54.8      $  442     18%     64.5
General Liability..........     357     16      89.4         351     15      80.5         388     15      99.2
Property...................     326     14      71.8         321     14      60.4         332     13      69.5
Workers' Compensation......     126      5     121.0         152      7     210.8         318     13     121.0
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
  Total Commercial Lines...   1,189     52      78.1       1,223     53      83.0       1,480     59      86.9
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
FIDELITY/SURETY
Fidelity...................      17      1      29.6          18      1      55.7          19      1      24.6
Surety.....................     107      5      37.8         100      4      49.2          92      3      33.5
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
  Total Fidelity/Surety....     124      6      36.7         118      5      50.2         111      4      32.0
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
PERSONAL LINES
Auto.......................     410     18      66.5         504     22      70.3         551     22      73.6
Homeowners.................     126      5     107.3         149      6      73.3         184      7     102.2
Property...................      39      2      49.1          28      1      65.6          50      2      67.9
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
  Total Personal Lines.....     575     25      74.2         681     29      70.7         785     31      80.0
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
ASSUMED REINSURANCE
Finite Risk................     172      7      71.9         169      7      70.1          74      3      78.9
Traditional Risk...........     223     10      64.8         136      6      62.1          83      3      72.8
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
  Total Assumed
    Reinsurance............     395     17      67.9         305     13      67.3         157      6      76.9
                            --------   ---   ---------   --------   ---   ---------   --------   ---   ---------
Total......................  $2,283    100%     73.1      $2,327    100%     75.4      $2,533    100%     82.0
                            ========== ====  =========   ========== ====  =========   ========== ====  =========

     Life Insurance. F&G Life offers a variety of annuity and life insurance products, primarily to individuals nationwide. In 1994, F&G Life accounted for 15% of USF&G's total revenues (which includes investment income) and 33% of its total assets. F&G Life's principal products include (i) structured settlements of USF&G Company claims, (ii) single premium deferred annuities sold through financial institutions, brokers and independent agents, (iii) tax sheltered annuities marketed primarily to teachers through a national wholesale distribution network, and (iv) universal and term life policies sold through independent agents.

     The following table shows life insurance and annuity sales by product type.

                                         1994                 1993                 1992
                                   ----------------     ----------------     ----------------
                                   PREMIUMS             PREMIUMS             PREMIUMS
                                     AND                  AND                  AND
                                   DEPOSITS      %      DEPOSITS      %      DEPOSITS      %
                                   --------     ---     --------     ---     --------     ---
                                                     (DOLLARS IN MILLIONS)
PRODUCT TYPE
Structured Settlement
  annuities......................    $ 88        31%      $ 66        32%      $ 37        24%
Single-premium deferred
  annuities......................      82        29         44        22         33        21
Tax-sheltered annuities..........      63        22         35        17         --        --
Other annuities..................      41        14         54        26         74        48
Life insurance...................      12         4          6         3         11         7
                                   --------     ---     --------     ---     --------     ---
  Total..........................    $286       100%      $205       100%      $155       100%
                                   =========    ===     =========    ===     =========    ===

     Recent History. During the late 1980's, USF&G embarked on a diversification effort, investing substantial amounts of capital and management attention in noninsurance related ventures. Many of these ventures proved unsuccessful, diverting resources from USF&G's core insurance operations. During the same period, a significant portion of USF&G's investment portfolio was invested in relatively high risk assets (non-investment grade bonds, equity securities and real estate).

     Norman P. Blake, Jr. was appointed Chairman, President and Chief Executive Officer in November 1990 and immediately began the task of rebuilding USF&G. He instituted a restructuring strategy that involved the following critical elements: (i) focusing on core insurance operations while divesting and liquidating non-strategic businesses; (ii) strengthening the balance sheet through a combination of improving the capital base, repositioning the investment portfolio and improving overall reserve strength; (iii) withdrawing from unattractive state markets and product lines in order to improve underwriting results; (iv) installing a new management team focused on repositioning insurance operations; (v) lowering operational and financial leverage; and (vi) reducing costs and increasing productivity. As a result, USF&G's financial condition and profitability have significantly improved over the last four years. Net income totaled $232 million in 1994, compared with $165 million in 1993, $28 million in 1992 and losses of $176 million and $569 million in 1991 and 1990, respectively.

     Since the end of 1990, significant steps were taken to implement this restructuring strategy. These steps included the following:

     - A new senior management team was recruited, with many positions being filled by executives with proven track records in the insurance industry.

     - Substantially all of the noninsurance financial services ventures were discontinued. In total, USF&G divested or liquidated 13 operating businesses in an effort to concentrate management and capital resources on core insurance operations and eliminate the earnings drag associated with nonstrategic operations.

     - The capital position was improved primarily through the sale of $320 million (liquidation value) of convertible preferred stock in mid-1991.

     - The investment portfolio was repositioned through the reduction of relatively high risk investments (non-investment grade bonds, equity securities and real estate) from 29% of invested assets at December 31, 1990 to 16% at December 31, 1994. In addition, the Corporation repositioned its assets to better match liabilities and reduce volatility. At December 31, 1994, 83% of USF&G's investment portfolio was invested in fixed income securities, 93% of which were investment grade.

     - Emphasis was placed on core insurance operations in favorable regulatory environments. Selected lines of business, predominantly personal automobile and workers' compensation insurance, were discontinued in states where the regulatory environment provided little or no opportunity for adequate pricing, or where the involuntary residual market load undermined the ability to realize an adequate level of profitability.

     - The ratio of debt to total capital was reduced from 39% at December 31, 1990 to 31% at December 31, 1994 and the ratio of property-casualty net premiums written to surplus was reduced from 2.4x in the year ended December 31, 1990 to 1.4x in the year ended December 31, 1994. This was largely the result of USF&G's capital raising efforts in 1991, its paring of unprofitable property-casualty premiums and its return to profitability.

     - Operating expenses were reduced significantly, predominantly as a result of a 50% reduction in staffing levels from 12,500 employees at December 31, 1990 to 6,300 employees at December 31, 1994. Reductions were made possible by the discontinuation of substantially all noninsurance operations and the implementation of programs to improve operating efficiencies in core insurance operations, including a reduction in the number of full-service branch offices from 54 to 30.

     - In 1994, USF&G commenced a capital strategy to refinance over $500 million of outstanding debt. The first step in this strategy was the issuance of $245 million aggregate principal amount at maturity of zero coupon convertible notes (providing net proceeds of $122 million to the Corporation), the net proceeds of which were used to redeem outstanding higher coupon debt. In June 1994, USF&G issued $150 million
       8 3/8% Senior Notes, providing proceeds of $147 million which was used to pay down short-term corporate debt. In addition, in advance of the expiration in March 1995 of USF&G's short-term bank credit facility, a new $400 million three-year facility was negotiated and replaced the prior facility effective in September 1994.

     - Beginning in the third quarter of 1994 and ending in the first quarter of 1995, USF&G called for redemption all of the 3.8 million outstanding shares of its $5 Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") which had been issued in mid-1991 to strengthen USF&G's capital position at the outset of its financial and operational restructuring. As a result of the calls, over 93 percent of the Series C Preferred Stock converted into 14.7 million shares of USF&G Common Stock in accordance with the terms of the Series C Preferred Stock. Pursuant to arrangements USF&G had previously entered into with an unaffiliated financial institution, USF&G sold 716,600 shares of USF&G Common Stock to such institution to fund a portion of the cash redemptions resulting from those calls.

     - In December 1994, USF&G announced its proposal to acquire Victoria and in January 1995 it announced its agreement to acquire Discover Re Managers, Inc., a company providing insurance and related services to the alternative risk transfer market, for approximately $78.5 million of USF&G Common Stock and options. These transactions are part of USF&G's strategy to enhance shareholder value by leveraging its specialized expertise in related insurance businesses.

     - In April 1995, USF&G announced a reorganization of certain of its property-casualty operations to better focus on agent and customer needs. The most significant change was to reorganize management to form a separate group combining personal lines and small business commercial lines. This group, which was named the Family and Business Insurance Group, will include the operations of Victoria after the Merger.

MERGER SUB

     Merger Sub is a Delaware corporation recently formed by USF&G for the sole purpose of facilitating the Merger. Merger Sub is a wholly-owned subsidiary of USF&G with no assets (other than those received in connection with its initial capitalization) or liabilities (other than those incurred in connection with its incorporation). The principal executive offices of Merger Sub are located at c/o USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202 and its telephone number is (410) 547-3000.

                            DESCRIPTION OF VICTORIA

GENERAL

     Victoria is an insurance holding company, which, through its subsidiaries, primarily the Insurance Subsidiary (together with Victoria, the "Company"), specializes in the marketing and issuance of nonstandard private passenger automobile insurance policies. The Company operates in 11 states and has acquired licenses to issue insurance policies in another 18 states and the District of Columbia. Nonstandard private passenger automobile insurance currently accounts for over 99% of the Company's direct written premiums. The Insurance Subsidiary is rated "A-" (Excellent) by A.M. Best, a nationally recognized insurance statistical and rating service. An A.M. Best rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to its policyholders over a long period of time, and should not be considered an investment recommendation.

     On July 1, 1994, Victoria acquired IAS in exchange for 421,600 shares of Victoria Common Stock. IAS is an insurance rating software specialist with revenues in 1994 of $6.1 million.

NONSTANDARD PRIVATE PASSENGER AUTOMOBILE INSURANCE INDUSTRY

     The nonstandard private passenger automobile insurance industry is a segment of the automobile insurance industry which, in turn, is part of the property-casualty insurance industry. Nonstandard automobile insurance companies specialize in providing automobile insurance to individuals who are unable to obtain preferred or standard insurance coverage due to their inability to meet certain standard underwriting criteria based on factors such as age, type of automobile, residence location and driving record. Such drivers generally are charged higher premiums than preferred or standard risk drivers due to their risk profiles and generally purchase policies with lower limits and shorter terms than preferred or standard risk drivers.

COMPETITION

     The Company is subject to strong competition. Nonstandard automobile insurers generally compete on the basis of price, service to agencies and policyholders, claims handling and financial stability. The Company competes against national and regional firms, some of which are substantially larger and have significantly greater financial resources than the Company. These and other competitors could reduce their rates from time to time, as some have done in the past and others are doing currently, in an attempt to increase market share. While maintaining competitive rates, the Company attempts to distinguish itself from its competitors primarily on the basis of superior service to its agencies and policyholders.

REINSURANCE

     The Company maintains two reinsurance agreements as part of a comprehensive program to reduce its economic exposure. While reinsurance ceded reduces the Company's exposure on individual risks, it also decreases the written premiums retained by the Company by the amount of premiums ceded to the reinsurer. Although the ceding of insurance does not discharge the Company from its primary liability to the policyholder, the insurance company that assumes the coverage assumes the related liability.

     Reinsurance relating to the Company's nonstandard automobile insurance policies currently consists of an excess of liability loss treaty and an excess catastrophe treaty. The excess of liability loss treaty allows the Company to limit its risks with respect to certain liability losses by ceding to the reinsurer liability losses in excess of $50,000 per risk (prior to July 1, 1993, ceded losses were those in excess of $25,000 per risk). The excess catastrophe treaty allows the Company to limit its risk with respect to certain physical damage losses by ceding to several reinsurers 97.5% of losses in excess of $250,000, up to a maximum of $750,000 per any one loss occurrence.

     From July 1, 1992 through June 30, 1993, the Company was party to a quota share treaty under which 10% of its written nonstandard automobile premium and incurred losses were ceded to a reinsurer.

LOSS AND LAE RESERVES

     Victoria's consolidated financial statements include the estimated liability for unpaid losses and loss adjustment expenses ("LAE") of Victoria's insurance subsidiaries. Reserves for unpaid losses covered by the insurance policies consist of reported losses and incurred but not yet reported ("IBNR") losses. These reserves are determined by individual claims adjuster estimates as well as the use of actuarial and statistical procedures and they represent undiscounted estimates of the ultimate cost of all unpaid losses and LAE incurred through year end. Although management uses many resources to calculate reserves, a degree of uncertainty is inherent in all actuarial estimates. Therefore, no precise method for determining ultimate losses and LAE exists. These estimates are subject to the effect of future claim settlement trends and are continually reviewed and adjusted (if necessary) as experience develops and new information becomes known. Any such adjustments to net reserves are reflected in current operations.

     The first table below provides a reconciliation of beginning and ending loss and LAE reserves for 1992 through 1994. The second table below shows the reserve development. During the years 1989 to 1991, Victoria experienced deficiencies predominantly due to inadequacies in the reserves for LAE. The LAE reserves are set as a percentage of loss reserves. The most significant deficiencies emerged for 1990 and 1991. While the nonstandard automobile loss reserves (which comprise the majority of total reserves) were within 1% of adequacy for these years, the reserves for LAE were deficient by more than $800,000 in 1990 and $750,000 in 1991. In response to this trend, in 1992 Victoria increased LAE reserves to 16.7% of outstanding loss reserves (from 12.5% in 1990 and 14.8% in 1991). In addition, aggressive measures were taken to prudently reduce LAE while maintaining a high level of claims handling service. These measures included increasing the experience level of the Company's claims department personnel, implementing the first phase of a new claims system, establishing predetermined fee arrangements with defense attorneys in Ohio and Tennessee, engaging national appraisal firms at negotiated fees and increasing utilization of Company field appraisers.

     During 1993 and 1994, these LAE reduction measures were developed further as additional phases of the claims system were implemented, attorney and independent appraiser agreements were continued, and more Company field appraisers were hired. Furthermore, from the reserve-estimating perspective, LAE development was reviewed by accident year. Victoria determined that the adverse development in accident years 1989 through 1991 was likely to continue and that those years, due to the extent to which they had already developed, would experience limited benefit from the recently implemented LAE reduction measures discussed above. These facts, coupled with the longer time period necessary to fully develop LAE relative to losses, indicated that the older accident years would require additional LAE reserve strengthening. Therefore, during 1993, Victoria increased LAE reserves to 21.5% of loss reserves, and in 1994, further strengthened the LAE reserve to 23.5% of loss reserves, based on accident year development. Management believes this ratio will decline over time as more development comes from recent years which are more heavily impacted by Victoria's LAE reduction efforts and therefore require lower LAE reserves. During 1994, the December 31, 1993 year end nonstandard automobile loss reserves experienced a 3% or $657,000 redundancy. Due to the relatively short development period on 1993 reserves and the imprecision in actuarial methods, a degree of uncertainty remains on the estimate of ultimate loss costs. Based on the foregoing, management determined not to realize the benefit of such redundancy in current operations but rather to strengthen the loss reserves as of December 31, 1994 by an amount equal to the redundancy.

     Within the constraints of the precision of actuarial methods, it is Victoria's opinion that the reported loss and LAE reserves at December 31, 1994 are adequate to cover the ultimate cost of policy benefits and related expenses incurred, and that the estimates shown for prior years approximate ultimate claim costs.

     The following table provides a reconciliation of beginning and ending loss and LAE reserves for the periods indicated (in thousands):

                                                                      FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1993        1992
                                                                -------     -------     -------
Net reserves at beginning of year.............................  $21,572     $16,084     $ 9,377
Add: Provisions for estimated losses and LAE for claims
     occurring during Current year............................   36,100      34,353      26,074
  Increase (decrease) in estimated losses and LAE for claims
     occurring in prior years.................................     (657)       (160)        175
                                                                -------     -------     -------
                                                                 35,443      34,193      26,249
Less: Payments for losses and LAE for claims occurring during:
  Current year................................................   20,713      18,850      13,540
  Prior years.................................................   12,390       9,675       6,002
                                                                -------     -------     -------
                                                                 33,103      28,525      19,542
                                                                -------     -------     -------
Net reserves at end of year...................................  $24,092     $21,752     $16,084
                                                                =======     =======     =======

    ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSES DEVELOPMENT (IN THOUSANDS)

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                 1994      1993      1992      1991      1990     1989     1988     1987     1986
                                -------   -------   -------   -------   ------   ------   ------   ------   ------
Net reserves for unpaid losses
  and LAE.....................  $24,092   $21,752   $16,084   $ 9,377   $6,454   $5,742   $3,959   $2,742   $1,037
Cumulative amount of liability
  paid through:
    One year later............             12,389     9,675     6,002    4,020    4,022    2,322    1,493      680
    Two years later...........                       13,417     8,742    5,952    5,301    3,211    2,112      867
    Three years later.........                                  9,808    7,028    5,848    3,492    2,334      974
    Four years later..........                                           7,241    6,123    3,649    2,384      991
    Five years later..........                                                    6,141    3,706    2,410    1,018
    Six years later...........                                                             3,701    2,421    1,036
    Seven years later.........                                                                      2,420    1,035
    Eight years later.........                                                                               1,035
The retroactively re-estimated
  net liability for unpaid
  claims/claim adjustment
  expenses as of:
    End of year...............   24,092    21,752    16,084     9,377    6,454    5,742    3,959    2,742    1,037
    One year later............             21,095    15,923     9,551    6,809    6,007    3,517    2,386      977
    Two years later...........                       15,862    10,334    7,189    6,082    3,668    2,348    1,001
    Three years later.........                                 10,264    7,403    6,149    3,663    2,412    1,001
    Four years later..........                                           7,408    6,203    3,685    2,419    1,013
    Five years later..........                                                    6,183    3,706    2,423    1,018
    Six years later...........                                                             3,701    2,421    1,036
    Seven years later.........                                                                      2,420    1,035
    Eight years later.........                                                                               1,035
                                -------   -------   -------   -------   ------   ------   ------   ------   ------
Net cumulative (deficiency)
  redundancy..................  $    --   $   657   $   222   $  (887)  $ (954)  $ (441)  $  258   $  322   $    2
                                ========  ========  ========  ========  ======   ======   ======   ======   ======
Gross Liability --
  End of Year.................  $24,522   $22,431   $17,156
Reinsurance Recoverable.......      430       679     1,072
                                -------   -------   -------
Net Liability -- End of
  Year........................  $24,092   $21,752   $16,084
                                ========  ========  ========
Gross re-estimated liability
  --
  Latest......................            $21,842   $17,351
Re-estimated recoverable --
  Latest......................                747     1,428
                                          -------   -------
Net re-estimated liability --
  Latest......................            $21,095   $15,923
                                          ========  ========
Gross Cumulative redundancy
  (deficiency)................            $   589   $  (195)

INVESTMENTS

     Insurance company investments must comply with applicable laws and regulations which prescribe the type, quality and concentration of investments. In general, these laws and regulations permit investment, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, real estate mortgages and real estate.

     The Company's principal investment objective is the preservation of its capital. The Company maintains an investment portfolio consisting predominantly of high grade securities, as evidenced by the fact that as of December 31, 1994 approximately 99.0% of the Company's fixed income securities investment portfolio had an investment rating of "A" or better from Standard & Poor's. An "A" rating or better means that the security was issued by a company which, in the opinion of Standard & Poor's, has an extremely strong, very strong or strong capacity to pay interest and repay principal.

GOVERNMENT REGULATION

     The Insurance Subsidiary is subject to regulation by the insurance regulatory authorities in Ohio, the state in which it is domiciled, and the insurance regulatory bodies in the other jurisdictions in which it is licensed to sell insurance. The primary purpose of such regulation is to provide safeguards for policyholders rather than to protect the interests of shareholders. The insurance laws of various jurisdictions establish regulatory agencies with broad administrative powers relating to the licensing of insurers and their agents, the regulation of trade practices, transactions with affiliates, investments, deposits of securities, the form and content of financial statements, accounting practices, reporting requirements, rates charged by insurance companies, sales literature, insurance policy forms and the maintenance of specified reserves and capital and surplus. Some states have enacted laws or regulations which may restrict an insurer's underwriting discretion, including the ability to reject insurance coverage applications.

     Property-casualty insurance companies must maintain reasonable ratios between net written premiums and statutory surplus in order to be consistent with sound underwriting practices and requirements of insurance regulators and rating agencies. Accordingly, a property-casualty insurance company's volume of net written premiums is limited by the amount of its statutory surplus. As the premium volume of the Insurance Subsidiary grows, its statutory surplus must also increase so that the ratio of net written premiums to statutory surplus does not become too high. The Company's objective is generally to maintain the ratio of net written premiums to statutory surplus for the Insurance Subsidiary within the maximum guideline of 3 to 1 set by the NAIC. As of December 31, 1994 such ratio for the Insurance Subsidiary was 2.1 to 1.

     As part of its routine regulatory oversight process, the Ohio Department of Insurance periodically conducts detailed examinations of the books, records and accounts of insurance companies domiciled in Ohio. The Ohio Department of Insurance is currently conducting its routine triennial examination of the Company for the period ended December 31, 1993.

     Most states have enacted legislation regulating insurance holding companies. The insurance holding company laws and regulations vary by state, but generally require an insurance holding company and its insurance company subsidiary or subsidiaries licensed to do business in the state to register and file certain reports with the regulatory authorities, including information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. State insurance laws also require prior notice or regulatory agency approval of certain material transactions between affiliates within the holding company structure.

     As a holding company, Victoria's ability to meet debt service obligations and pay operating expenses depends on the receipt of sufficient funds, primarily through dividends and management fees, from the Insurance Subsidiary. Ohio insurance laws limit the amount that can be paid as a dividend or other distribution in any given year without prior regulatory approval. Under current laws and regulations, the Insurance Subsidiary could pay aggregate dividends of approximately $2.7 million without regulatory approval on the basis of its 1994 statutory financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." A change in the laws or regulations relating to the payment of dividends could reduce the amount of dividends which may be paid by the Insurance Subsidiary without prior regulatory approval.

     The Ohio insurance holding company law also provides that no person may acquire, directly or indirectly, control of an insurance company domiciled in Ohio, or an insurance holding company whose insurance subsidiary is domiciled in Ohio, without prior regulatory approval. A purchaser of 10% of the voting stock of an insurance holding company is rebuttably presumed to have acquired control of that company and is required to obtain the approval of the Ohio Superintendent of Insurance before consummating such purchase.

     The NAIC facilitates the regulation of multi-state companies through uniform reporting requirements, standardized procedures for financial examinations, and uniform regulatory procedures embodied in model acts and regulations. The NAIC has been in the process of developing property-casualty risk based capital (RBC) standards that relate an insurer's reported statutory surplus to the risk inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The property-casualty model was approved by the NAIC during 1994, effective for 1994 annual statement filings. As supported by the fact that its RBC is approximately 3.9 times greater than the NAIC authorized control level, the Insurance Subsidiary currently believes that its capital levels are sufficient to support the level of risk inherent in its operations.

EMPLOYEES

     At December 31, 1994, the Company had 275 employees. The Company believes that employee relations are satisfactory. The Company currently does not contribute to any post-retirement benefit plans for its employees.

PROPERTIES

     The Company conducts its insurance operations from corporate headquarters located in Cleveland, Ohio and a claims office located in Cincinnati, Ohio under operating leases which expire in 1999 and 1996, respectively. The lease for the Cleveland corporate headquarters is for approximately 22,000 square feet and is cancelable in 1995 and each year thereafter if the building cannot provide satisfactory expansion areas. Victoria has options to rent additional space and also has options to extend the term of the lease for three extension periods of three years each. Victoria has a 19.9% limited partnership interest in the office building which contains its corporate headquarters. Victoria intends to enter into a three year extension of the lease prior to the Effective Date. See "The Merger -- Interests of Certain Persons in the Merger." The lease for the Cincinnati claims office is for approximately 2,100 square feet of standard commercial office space. IAS conducts its operations from office space located in Beachwood, Ohio under two leases which expire in 1998. The leases are for approximately 27,000 square feet of standard commercial office space.

LEGAL PROCEEDINGS

     There are no material legal proceedings pending, nor any material proceedings known by the Company to be contemplated by governmental authorities or other parties, to which the Company is or might become a party. The Company continually engages in defending insurance claims, which is an ordinary part of its business. Management does not believe that any of such claims will materially impact the Company's liquidity or results of operations.

OWNERSHIP OF VICTORIA COMMON STOCK

     The following table sets forth, as of April 12, 1995, certain information regarding the beneficial ownership of shares of Victoria Common Stock by the members of the Victoria Board, Victoria's Chief Executive Officer and the other executive officers or former executive officers whose salary and bonus for 1994 exceeded

$100,000, all directors and executive officers as a group, and beneficial owners of more than 5% of the shares of Victoria Common Stock.

                           NAME OF                              NUMBER OF SHARES      PERCENT OF
                      BENEFICIAL OWNER                         BENEFICIALLY OWNED     CLASS (1)
- -------------------------------------------------------------  ------------------     ----------
Jeffrey A. Cole (2)..........................................        217,544              5.4%
Kenneth R. Rosen (3).........................................        212,722              5.1%
Alvin A. Siegal (4)..........................................        151,996              3.8%
Howard M. Zelikow............................................         59,000              1.5%
Milton Fromson (5)...........................................         46,151              1.2%
Richard D. Margolis (6)......................................         10,649                *
Dennis L. Abrahams (7).......................................         16,278                *
Tab A. Keplinger (8).........................................          8,147                *
Directors and executive officers as a group (8 persons)
  (9)........................................................        722,487             17.5%
Massachusetts Fiduciary Advisors, Inc. (10) (12).............        308,000              7.7%
Century Capital Management, Inc. (11) (12)...................        200,000              5.0%
Rockefeller & Co., Inc. (13).................................        258,400              6.5%
Bear, Stearns & Co., Inc. (14)...............................        200,180              5.0%

- ---------------
* Less than 1%

(1) Percent of class is calculated on the basis of applicable rules of the Commission, which require for the purposes of calculating beneficial ownership that, for each person for whom the calculation is made, presently exercisable options to acquire shares of Common Stock held by that person (which include options so held that become exercisable within 60 days) be treated as outstanding shares.

(2) Includes (i) 8,000 shares held by the Joseph E. Cole II, 1986 Trust (the "Trust") and (ii) 7,200 shares held by members of Mr. Cole's family. Mr. Cole disclaims beneficial ownership of the shares held by the Trust and members of his family.

(3) Includes (i) 840 shares held by Mr. Rosen's spouse, (ii) 440 shares held by Mr. Rosen as trustee for his minor child, (iii) 478 shares held in the Victoria Financial Corporation 401(k) Plan (the "401(k) Plan") for the benefit of his spouse, (iv) 12,500 shares held by Mr. Rosen and his spouse as trustees of the Sollie Rosen Memorial Foundation and (v) presently exercisable options to purchase 109,575 shares. Mr. Rosen disclaims beneficial ownership of the shares held by his spouse, held as trustee for his minor child, held for the benefit of his spouse in the 401(k) Plan and held in the Sollie Rosen Memorial Foundation.

(4) Includes (i) 3,556 shares held by The Leader Mortgage Company ("Leader"), of which Mr. Siegal is Chairman of the Board and majority stockholder, but excludes shares held by other employees of Leader, (ii) 18,800 shares held by Mr. Siegal's spouse and (iii) 117,305 shares held by Mr. Siegal's spouse as trustee of the Alvin A. Siegal Gift Trust. Mr. Siegal disclaims beneficial ownership of shares held by Leader, employees of Leader, his spouse, and his spouse as trustee of the aforementioned Gift Trust.

(5) Includes (i) 29,071 shares held by the Milton Fromson Shearson Individual Retirement Account, (ii) 200 shares held by Mr. Fromson's spouse and (iii) 450 shares held by his spouse's Individual Retirement Account. Mr. Fromson disclaims beneficial ownership of the shares held by the aforementioned Individual Retirement Accounts and by his spouse.

(6) Includes 800 shares held by Mr. Margolis' spouse, as to which shares Mr. Margolis disclaims beneficial ownership.

(7) Includes (i) presently exercisable options to purchase 13,999 shares and
    (ii) 279 shares held in the 401(k) Plan. Mr. Abrahams was an executive officer of Victoria until October 31, 1994, at which time he left the employ of Victoria.

(8) Includes (i) presently exercisable options to purchase 3,066 shares and (ii) 214 shares held in the 401(k) Plan.

(9) Includes presently exercisable options and indirect ownership interests as described above, including those of Mr. Abrahams, who is no longer an executive officer of Victoria.

(10) Massachusetts Fiduciary Advisors, Inc. ("MFA") is a registered investment adviser. The business address of the beneficial owner is One Liberty Square, Boston, Massachusetts 02019.

(11) Century Capital Management, Inc. ("CCM") is a registered investment adviser. The business address of the beneficial owner is One Liberty Square, Boston, Massachusetts 02019.

(12) MFA and CCM have informed Victoria that they constitute a group owning more than 5% of the Common Stock.

(13) Consists of the shares held by three limited partnerships for which Rockefeller & Co., Inc., a registered investment adviser, is the investment manager. The business address of the beneficial owner is 30 Rockefeller Plaza, New York, New York 10112. Each of the limited partnerships, individually, owns less than 5% of the Common Stock.

(14) Bear, Stearns & Co., Inc. is a securities broker/dealer. The business address of the beneficial owner is 245 Park Avenue, New York, New York 10167.

DIRECTORS AND EXECUTIVE OFFICERS

     Directors. Set forth below is certain information regarding the members of Victoria.

     JEFFREY A. COLE, 54, has been a director of Victoria since 1976 and Chairman of the Board since 1981. Mr. Cole is the Chairman, Chief Executive Officer and a director of Cole National Corporation and has been principally employed by Cole National Corporation and its affiliates since 1977. He is also a director of American Consumer Products, Inc., Hartmarx Corporation and Dynair Electronics, Inc.

     KENNETH R. ROSEN, 45, has been President, Chief Executive Officer and a director of Victoria since 1984. Mr. Rosen is a member of the American Academy of Actuaries and an associate in the Casualty Actuarial Society.

     ALVIN A. SIEGAL, 71, has been a director of Victoria since 1976. Mr. Siegal is Chairman of the Board of The Leader Mortgage Company and was its President from 1963 through 1983. He is also a director of American National Bank.

     MILTON FROMSON, 71, has been a director of Victoria since 1976. Mr. Fromson was President of Fromson Insurance Agency, Inc. from 1949 to 1991 and has been the owner of M.G.F. Insurance, a sole proprietorship insurance agency, since 1986.

     RICHARD D. MARGOLIS, 56, has been Secretary and a director of Victoria since 1983. Mr. Margolis has been a partner in the law firm of Benesch, Friedlander, Coplan & Aronoff since 1968. He is also a director of Penril DataComm Networks, Inc.

     HOWARD M. ZELIKOW, 61, has been a director of Victoria since June 1991. Mr. Zelikow has been a management and financial consultant doing business as ZKA Associates since 1987. He is also a director of Capital Guaranty Corporation.

     Executive Officers. Set forth below is certain information regarding the current executive officers of Victoria who are not directors. Executive officers are elected annually by, and serve at the pleasure of, the Victoria Board.

     TAB A. KEPLINGER, 34, joined Victoria as Assistant Vice President in June 1990 and was named Vice President -- Finance in February 1994 and Chief Financial Officer in August 1993. Prior to June 1990, Mr. Keplinger was employed by KPMG Peat Marwick as a senior audit manager after joining that firm as an assistant accountant in June 1983.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information regarding the aggregate compensation paid by Victoria during the three fiscal years ended December 31, 1994 to its Chief Executive Officer and the other executive officers whose salary and bonus for 1994 exceeded $100,000.

                                                                                         LONG-TERM COMPENSATION
                                                                                   -----------------------------------
                                                                                           AWARDS
                                                 ANNUAL COMPENSATION               -----------------------     PAYOUTS
                                       ---------------------------------------     RESTRICTED                  -------
                                                                  OTHER ANNUAL       STOCK        OPTIONS/      LTIP
   NAME AND PRINCIPAL       FISCAL                                COMPENSATION      AWARD(S)      SARS(1)      PAYOUTS
        POSITION             YEAR      SALARY($)     BONUS($)         ($)             ($)           (#)          ($)
- ------------------------    ------     ---------     --------     ------------     ----------     --------     -------
Kenneth R. Rosen........     1994      $286,250      $275,000(2)       (3)            $  0         40,000        $ 0
President and Chief          1993       250,982       140,000          (3)               0              0          0
Executive Officer            1992       204,250       150,379          (3)               0         47,155          0
Dennis L. Abrahams......     1994      $148,000      $      0          (3)            $  0         10,000        $ 0
Senior Vice President(5)     1993       140,397        80,000          (3)               0              0          0
                             1992       118,333        84,000          (3)               0          4,000          0
Tab A. Keplinger........     1994      $103,116      $130,000(2)       (3)            $  0          5,000        $ 0
Chief Financial Officer      1993        92,073        17,500          (3)               0          1,250          0
                             1992(6)        N/A           N/A          N/A             N/A            N/A        N/A


                           ALL OTHER
   NAME AND PRINCIPAL     COMPENSATION
        POSITION             ($)(4)
- ------------------------  ------------
Kenneth R. Rosen........     $7,247
President and Chief           2,897
Executive Officer             5,045
Dennis L. Abrahams......     $2,480
Senior Vice President(5)      1,691
                              2,286
Tab A. Keplinger........     $1,628
Chief Financial Officer       1,309
                                N/A

- ---------------

(1) No stock appreciation rights have been granted by Victoria during the three fiscal years ended December 31, 1994.

(2) The Victoria Board awarded Mr. Rosen a regular bonus for 1994 of $150,000 in connection with Victoria's performance in 1994 and the acquisition of IAS. The Victoria Board also awarded Mr. Rosen a bonus of $125,000 in connection with the execution of the Merger Agreement. Similarly, the Victoria Board awarded Mr. Keplinger a regular bonus for 1994 of $105,000 relating to Victoria's performance in 1994, the acquisition of IAS, and Mr. Keplinger's assuming responsibilities of Victoria's former senior vice president. The Victoria Board also approved a special bonus of $25,000 paid in 1995 to Mr. Keplinger for his extraordinary commitment to Victoria, including his efforts in connection with the merger negotiations.

(3) Victoria provided its executive officers with certain perquisites which in no individual case had an aggregate incremental cost to Victoria which exceeded the lesser of $50,000 or 10% of such executive officer's total salary and bonus.

(4) Consists of premiums paid by Victoria for term life and disability insurance policies.

(5) Mr. Abrahams was an executive officer of Victoria until October 31, 1994, after which time he received severance payments. Amounts disclosed include payments made through December 31, 1994. Under the terms of his severance agreement he will receive his salary and benefits through July 31, 1995. The aggregate amount of his salary for the severance period will be $112,500.

(6) Disclosure for Mr. Keplinger is limited to 1994 and 1993 because prior to those years his salary and bonus did not exceed $100,000.

     Stock Option Grants.  The following table sets forth information concerning
Victoria Options granted in 1994 to Victoria's Chief Executive Officer and the other executive officers whose salary and bonus for 1994 exceeded $100,000.

                                                                                                          POTENTIAL
                                                                                                          REALIZABLE
                            INDIVIDUAL GRANTS                                                          VALUE AT ASSUMED
- --------------------------------------------------------------------------                              ANNUAL RATES OF
                                           PERCENT OF                                                     STOCK PRICE
                                         TOTAL OPTIONS                                                    APPRECIATION
                                           GRANTED TO      EXERCISE OR                                   FOR OPTION TERM
                          NUMBER OF        EMPLOYEES        BASE PRICE                          ---------------------------------
         NAME          OPTIONS GRANTED   IN FISCAL YEAR     ($/SHARE)      EXPIRATION DATE            5%($)             10%($)
- ---------------------- ---------------   --------------    ------------   ------------------    -----------------   ---------------
Kenneth R. Rosen.......      40,000(1)        22.8%           $ 9.00      February  8, 2001         $     146,556    $     341,528
Dennis L. Abrahams.....      10,000(2)         5.8%           $ 8.75      February 22, 2001         $      35,621    $      83,011
Tab A. Keplinger.......       5,000(3)         2.9%           $ 8.75      February 22, 2001         $      17,811    $      41,506

- ---------------
(1) Consists of non-qualified stock options exercisable for shares of Victoria Common Stock as follows: 13,333 shares after two years from the date of grant; an aggregate of 26,666 shares after three years from the date of grant; and all of the shares after five years from the date of grant.

(2) Consists of non-qualified stock options exercisable for shares of Victoria Common Stock as follows: 3,333 shares after two years from the date of grant; an aggregate of 6,666 shares after three years from the date of grant; and all of the shares after five years from the date of grant. Mr. Abrahams' unexercised options will not become exercisable because they will not vest prior to the expiration of his severance period.

(3) Consists of non-qualified stock options exercisable for shares of Victoria Common Stock as follows: 1,666 shares after two years from the date of grant; 3,332 shares after three years from the date of grant; and all of the shares after five years from the date of the grant.

     Stock Option Exercises and Fiscal Year End Option and Stock Appreciation Right Values. The following table sets forth information on Victoria Options exercised in 1994 by Victoria's Chief Executive Officer and the other executive officers whose salary and bonus for 1994 exceeded $100,000 and the Victoria Options and stock appreciation rights held by such persons at December 31, 1994. No stock appreciation rights were exercised in 1994.

                                                                                        VALUE OF
                                                                      NUMBER OF        UNEXERCISED
                                                                     UNEXERCISED      IN-THE-MONEY
                                                                    OPTIONS/SARS      OPTIONS/SARS
                                                                         AT                AT
                                                                     YEAR-END(#)       YEAR-END($)
                                                                    -------------     -------------
                         SHARES ACQUIRED                            EXERCISABLE/      EXERCISABLE/
          NAME           ON EXERCISE (#)     VALUE REALIZED ($)     UNEXERCISABLE     UNEXERCISABLE
- ------------------------ ----------------    ------------------     -------------     -------------
Kenneth R. Rosen.........        0                   N/A               127,575(1)      $ 1,010,240
                                                                        84,247(2)          204,600
Dennis L. Abrahams(3)....        0                   N/A                13,999(2)      $    94,461
                                                                        16,001(2)           62,739
Tab A. Keplinger.........        0                   N/A                 2,666(2)      $    19,995
                                                                         7,534(2)           25,630

- ---------------

(1) Consists of options to purchase 109,575 shares and 18,000 stock appreciation rights exercisable at December 31, 1994.

(2) Consists of options.

(3) Mr. Abrahams' unexercisable options will not become exercisable because they will not vest prior to the expiration of his severance period.

     Compensation of Directors. Victoria pays directors' fees as follows: (i) $40,000 per year to the Chairman of the Board of Directors; (ii) $15,000 per year to the Chairman of the Executive Committee; and

(iii) $5,000 per year to the other directors except those directors who are employees of Victoria or who receive other payments from Victoria. Directors' fees are paid in quarterly installments.

     In accordance with Victoria's director compensation policy, in 1994, Mr. Cole, as Chairman of the Board, received $40,000, Mr. Siegal, as Chairman of the Executive Committee, received $15,000 and Mr. Fromson received $5,000. The other directors, Mr. Rosen (an employee), Mr. Margolis (whose law firm serves as counsel to Victoria) and Mr. Zelikow (who serves as a management and financial consultant to Victoria), did not receive directors' fees in 1994.

     In February 1994, Mr. Cole was granted options to purchase 15,000 shares of Victoria Common Stock at a price of $9.00 per share, which was the fair market value of the Victoria Common Stock as of the date of the grant. In addition, pursuant to the 1994 Non-Employee Directors' Stock Option Plan, the following stock options were granted in February 1994 at a price of $9.00 per share, which was the fair market value of the Victoria Common Stock as of the date of the grant: Mr. Cole -- options to purchase 1,000 shares; Mr. Siegal -- options to purchase 6,000 shares; Mr. Fromson -- options to purchase 6,000 shares; Mr. Margolis -- options to purchase 6,000 shares; and Mr. Zelikow -- options to purchase 1,000 shares.

     In January 1995, again under the 1994 Non-Employee Directors' Stock Option Plan, Messrs. Cole, Siegal, Fromson, Margolis and Zelikow each were granted options to purchase 1,000 shares of Victoria Common Stock each at fair market value. However, these options will be null and void and of no force and effect upon consummation of the Merger.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The information contained in this discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto of Victoria contained in this Proxy Statement/Prospectus.

OVERVIEW

     The Company entered the nonstandard private passenger automobile insurance market in January 1986, when it began writing such insurance in Ohio. Subsequently, the Company commenced operations in ten additional states and has acquired licenses to issue insurance policies in another 18 states and the District of Columbia. In the second quarter of 1994, the Company commenced operations in the State of Mississippi. The Company limits geographic expansion in any year to entrance into one or two new states. Initially, when the Company enters a new state, higher loss ratios are expected due to greater uncertainty in both pricing accuracy and the agency selection process. The higher loss ratios are controlled by limiting sales volume until enough actuarial information has been collected to better position the product. Once enough actuarial information is gathered, the Company uses these new states to spread geographic risk and sustain sales volume.

     During the third quarter of 1993, to increase capital, Victoria completed a public offering pursuant to which it issued 1,012,000 common shares at $12 per share. Victoria received, net of the underwriting discount and related expenses, $10.6 million for the common shares issued.

     During the third quarter of 1992, the Insurance Subsidiary entered into a quota share reinsurance agreement which required the ceding of 10% of its unearned premium reserves in force as of July 1, 1992 and in general required it to cede 10% of direct written premiums generated after July 1, 1992. Effective July 1, 1993, the Insurance Subsidiary terminated the quota share reinsurance agreement.

     On July 1, 1994, Victoria acquired IAS of Beachwood, Ohio in exchange for 421,600 shares of common stock. IAS is an insurance rating software specialist, with revenues in 1994 of $6.1 million.

     On December 18, 1994, Victoria entered into the Merger Agreement with USF&G and a wholly-owned subsidiary of USF&G (as amended February 9, 1995, making technical changes) pursuant to which Victoria will become a wholly-owned subsidiary of USF&G. In the Merger, all of Victoria's outstanding shares of common stock (other than shares held by Victoria and shares held by USF&G or subsidiaries of USF&G, all of which will be canceled) will be converted into shares of common stock of USF&G. The Merger is subject to approval by Victoria's stockholders and certain regulatory authorities. Management anticipates that the Merger will be consummated during the second quarter of 1995.

     During the fourth quarter, Victoria incurred approximately $360,000 of costs in connection with the Merger. At December 31, 1994, these costs have been deferred and are included in other assets and will be expensed, along with any additional transaction related expenses incurred during 1995, upon the completion or termination of the Merger.

RESULTS OF OPERATIONS

  Year ended December 31, 1994 versus year ended December 31, 1993.

     Written Premiums. Direct written premiums decreased 7.6% to $50.7 million for the year ended December 31, 1994 compared to $54.8 million for the year ended December 31, 1993. Net written premiums for the same periods in 1994 and 1993 were $50.1 million and $53.3 million, respectively, representing a decrease of 6.0%. The decrease in direct written premiums during 1994 resulted primarily from pricing competition in certain of the Company's markets.

     Revenues. Total revenues, excluding realized gains (losses) on security sales, for the year ended December 31, 1994 and the year ended December 31, 1993 were $59.0 million and $52.5 million, respectively, representing an increase of 12.3%. The five components of the Company's revenues are net earned premiums, net software systems and service revenue, net investment income, other revenues, and net realized gains (losses) on security sales.

     Net earned premiums for the year ended December 31, 1994 and the year ended December 31, 1993 were $51.3 million and $48.8 million, respectively, representing an increase of 5.1%. Because premiums are earned over the term of the policies, changes in net earned premiums lag corresponding changes in direct written premiums. The 5.1% increase in the Company's net earned premiums for 1994 is primarily attributable to a 22.8% increase in the Company's net written premiums for the year ended December 31, 1993.

     Net software systems and service revenues for 1994 were $3.0 million and relate to the activities of IAS and are primarily comprised of sales of insurance rating packages to insurance agencies and contracts with insurance companies to develop specialized computer systems.

     Net investment income, excluding gains on sales of securities, for the year ended December 31, 1994 and the year ended December 31, 1993 was $2.5 million and $1.9 million, respectively, representing an increase of 31.5%. The increase is attributable to the proceeds from the 1993 public offering, completed in the third quarter of 1993, being invested for an entire year during 1994, and due to higher prevailing interest rates. In addition, the proceeds from the 1993 public offering caused the average balance of the Company's investments to increase from $42.7 million in 1993 to $50.7 in 1994. Because the Company's most important investment objective is the preservation of capital, substantially all of the Company's investments are in a portfolio of investment grade, short and intermediate term fixed income securities.

     Other revenues for the year ended December 31, 1994 and the year ended December 31, 1993 were $2.1 million and $1.9 million, respectively, representing an increase of 14.1%. Other revenues consist of fees assessed on the installment payments of insurance policies. The total amount of revenues generated by these fees is a function of premium volume, the payment plan chosen by the policyholders and the amount of each fee. The increase in other revenues was a result of an increase in net earned premiums, additional billing options made available to the policyholders which increased the number of installment payments upon which the fees were assessed, and selective fee increases.

     Expenses. The loss and LAE ratios for the year ended December 31, 1994 and the year ended December 31, 1993 were 69.1% and 70.2%, respectively, representing a decrease of 1.6%. The improvement during 1994 was due to aggressive LAE reduction measures, improved claims handling and disciplined pricing and actuarial methods.

     Losses and LAE include claims paid, settlement costs and changes in loss and LAE reserves. The changes in loss and LAE reserves include changes in estimates used to determine such reserves. In connection with the determination of the reserves, management uses historical data and current business conditions to formulate estimates, including assumptions related to the ultimate cost to settle claims. These estimates by their nature are subject to uncertainties. During the years 1989 through 1991, the Company experienced some reserve deficiencies, predominantly due to inadequate estimates of the LAE reserves resulting from limited historical data relative to claims settlement. In response to this, the Company strengthened the LAE reserves in subsequent periods, including the year ended December 31, 1994. As a result, LAE reserves as a percentage of outstanding loss reserves increased from 16.7% at December 31, 1992 to 23.5% at December 31, 1994. Management believes that the total loss and LAE reserves as of December 31, 1994 are adequate to cover the ultimate cost of policy benefits and related expenses incurred.

     For the year ended December 31, 1994 and the year ended December 31, 1993, policy acquisition costs as a percentage of net earned premiums were 26.4% and 23.8%, respectively. Policy acquisition costs, which relate to initiating insurance policies, are deferred and charged ratably over a period that does not exceed the policy term. The Company currently writes three, six and twelve month policies and these deferred costs are expensed over a maximum of twelve months. The increase in policy acquisition costs as a percentage of net earned premiums is a result of a decrease in direct written premiums which has resulted in excess capacity.

     Other operating expenses consist of those expenses not directly associated with the settlement of claims or the issuance of insurance policies. They are generally administrative salaries, rental expenses, legal and accounting fees and various other administrative expenses. Other operating expenses for the year ended December 31, 1994 and the year ended December 31, 1993 were $4.6 million and $4.1 million, respectively. As a percentage of revenues, these expenses were 8% during 1993 and 1994.

     Earnings. Net operating income increased from $1.9 million for the year ended December 31, 1993 to $2.0 million for the year ended December 31, 1994. The ratio of net operating income to total revenues decreased from 3.6% in 1993 to 3.4% in 1994.

     Net realized gains (losses) from the sales of securities, net of taxes, were ($268,000) and $399,000 in the year ended December 31, 1994 and the year ended December 31, 1993, respectively. The losses incurred were due to a repositioning of a portion of the investment portfolio to defend against further interest rate increases and a subsequent drop in market value of the Company's overall portfolio. The majority of the realized losses resulted from sales of low-coupon mortgage backed securities (GNMA pass-throughs) for purchases of U.S. Treasury 10-year notes and 1-year bills. These trades effectively increased quality, reduced yield, and reduced interest rate exposure. Quality and liquidity were increased by purchasing U.S. Treasuries. Interest rate exposure was lowered by reducing the duration of the instruments by 3.4 years, from 7.7 years to 4.3 years, and by adopting a strategy that benefits from short-term interest rates rising faster than long-term interest rates. The ratio of net income to total revenues decreased from 4.4% in 1993 to 2.9% in 1994.

     Net income decreased from $2.3 million for the year ended December 31, 1993, to $1.7 million for the year ended December 31, 1994, representing a decrease of 25.9%. The decrease in net income was primarily attributable to the net realized losses of $332,000 in 1994 on the sale of securities compared to the $529,000 net realized gains in 1993.

RESULTS OF OPERATIONS

  Year ended December 31, 1993 versus year ended December 31, 1992.

     Written Premiums. Direct written premiums increased 12% to $54.8 million for the year ended December 31, 1993 compared to $49.1 million for the same period in 1992. Net written premiums for the same periods in 1993 and 1992 were $53.3 million and $43.4 million, respectively, representing an increase of 23%. The growth in direct written premiums during 1993 resulted primarily from a planned increase in the number of policies written in certain of the Company's markets and, to a lesser extent, from selected rate increases. During 1993, the Company expanded its business in Virginia, which it entered in late 1991, in Florida, which it entered in mid-1992, and in Alabama, which it entered in late 1992.

     Revenues. Total revenues, excluding realized gains (losses) on security sales, for the years ended December 31, 1993 and 1992 were $52.5 million and $40.9 million, respectively, representing an increase of 28%. The four components of the Company's revenues are net earned premiums, net investment income, other revenues, and net realized gains (losses) on security sales.

     Net earned premiums for the years ended December 31, 1993 and 1992 were $48.8 million and $38.0 million, respectively, representing an increase of 28%. Because premiums are earned over the term of the policies, changes in net earned premiums lag corresponding changes in direct written premiums. The 28% increase in the Company's net earned premiums for 1993 is primarily attributable to a 54% increase in the Company's net written premiums for the year ended December 31, 1992.

     Net investment income, excluding gains on sales of securities, for the years ended December 31, 1993 and 1992 was $1.9 million and $1.7 million, respectively, representing an increase of 16%. The Company experienced a decline in pre-tax investment yield to 4.8% for 1993 from 5.8% for the same period in 1992 due to a lower prevailing interest rates and the repositioning of a significant portion of its portfolio into tax-free investments in 1992. Because the Company's most important investment objective is the preservation of capital, substantially all of the Company's investments are in a portfolio of investment grade, short and intermediate term fixed income securities. The Company's policy is not to sacrifice investment quality for the purpose of maximizing investment yields, and, therefore, investment yields may continue to decline as the portfolio matures and is reinvested at prevailing market rates. The decline in yield was more than offset by an increase in the average balance of the Company's investments, which increased from $28.8 million in 1992 to $42.7 million in 1993. The increase is attributable to the net proceeds from the public offering of common stock, investment of cash flows generated by increased written premiums, earnings, borrowings and realized net gains from the sale of securities.

     Other revenues for the years ended December 31, 1993 and 1992 were $1.9 million and $1.2 million, respectively, representing an increase of 49%. Other revenues consist of fees assessed on the installment payments of insurance policies. The total amount of revenues generated by these fees is a function of premium volume, the payment plan chosen by the policyholders and the amount of each fee. The increase in other revenues was a result of increased premium volume, additional billing options made available to the policyholders which increased the number of installment payments upon which fees were assessed, and selective fee increases.

     Expenses. The loss and LAE ratios for the years ended December 31, 1993 and 1992 were 70.2% and 69.1%, respectively, representing an increase of 2%. Although the Company's loss experience during the first half of 1993 was negatively affected by adverse weather conditions which resulted in an increase in the frequency of accidents involving policyholders, the increase in the loss and LAE ratio primarily resulted from a lower level of net earned premiums per policy due to the Company's strategic decision to increase market share through more aggressive pricing. This decision was made with an awareness that operating efficiencies were positively impacting the Company's expense ratio. The higher loss and LAE ratio combined with a lower expense ratio resulted in an improved combined ratio of 98.7% for 1993 compared to 99.1% in 1992, reflecting improved underwriting profit.

     Losses and LAE include claims paid, settlement costs and changes in loss and LAE reserves. The changes in loss and LAE reserves include changes in estimates used to determine such reserves. In connection with the determination of the reserves, management uses historical data and current business conditions to formulate estimates, including assumptions related to the ultimate cost to settle claims. These estimates by their nature are subject to uncertainties. During the years 1989 through 1991, the Company experienced some reserve deficiencies, predominately due to inadequate estimates of the LAE reserves resulting from limited historical data relative to claims settlement. In response to this, the Company strengthened the LAE reserves in subsequent periods, including the year ended December 31, 1993. As a result, the LAE reserves as a percentage of outstanding loss reserves increased from 16.7% at December 31, 1992 to 21.5% at December 31, 1993. Management believes that the total loss and LAE reserves as of December 31, 1993 are adequate to cover the ultimate cost of policy benefits and related expenses incurred.

     For the years ended December 31, 1993 and 1992, policy acquisition costs as a percentage of net earned premiums were 23.8% and 22.7%, respectively. Policy acquisition costs, which relate to initiating insurance policies, are deferred and charged ratably over the term of the policy. The Company currently writes three, six and twelve month policies and these deferred costs are expensed over a maximum of twelve months.

     Other operating expenses consist of those expenses not directly associated with the settlement of claims or the issuance of insurance policies. They are generally administrative salaries, rental expenses, legal and accounting fees and various other administrative expenses. Other operating expenses for the years ended December 31, 1993 and 1992 were $4.1 million and $4.0 million, respectively. As a percentage of revenues, these expenses decreased from 10% during 1992 to 8% during 1993. The decrease in 1993 was principally due to improved operating efficiencies and certain economies of scale associated with the growth in net earned premiums.

     Earnings. Net operating income increased from $1.0 million for the year ended December 31, 1992 to a record $1.9 million for the year ended December 31, 1993, representing an increase of 91%. The ratio of net operating income to total revenues improved from 2.4% in 1992 to 3.6% in 1993.

     Net gains from the sales of securities, net of taxes, were $399,000 and $328,000 in the years ended December 31, 1993 and 1992, respectively, representing an increase of 22%.

     Net income increased from $1.3 million for the year ended December 31, 1992, to a record $2.3 million for the year ended December 31, 1993, representing an increase of 74%. The ratio of net income to total revenues increased from 3.2% in December 31, 1992 to 4.4% in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Operations. The Company receives substantial cash from premiums and, to a lesser extent, investment income, other revenue and reinsurance recoverables. The principal cash outflows are for the payment of claims, LAE, policy acquisition costs, operating expenses, and income and other taxes. Substantially all of the Company's revenue is received by, and expenses are incurred on behalf of, the Insurance Subsidiary and IAS, its wholly-owned subsidiaries. Net cash provided by operations was $4.6 million for the year ended December 31, 1994 and $6.8 million for the year ended December 31, 1993. The decrease in net cash provided by operations was due to an increase in the combined operating ratio in 1994 and lower profitability. The Company believes its cash resources are adequate to meet its short-term operating requirements for the next year and its long-term operating requirements.

     Investing. Net funds used in investing activities of the Company were $9.1 million for the year ended December 31, 1994 and $14.7 million for the year ended December 31, 1993. The amounts in 1993 include the investment of the proceeds from the public stock offering.

     The Company maintains a substantial level of cash and liquid short-term investments, which are used to meet anticipated payment obligations. As of December 31, 1994, the Company had cash and short-term investments of approximately $16.0 million. The Company's remaining investment portfolio on that date consisted of $46.7 million of long-term securities, which can provide additional liquidity and cash for operations. Because the Company's most important objective is the preservation of capital, substantially all of the Company's investments are in a portfolio of investment grade, short and intermediate term fixed income securities. The Company's policy is not to sacrifice investment quality for the purpose of maximizing investment yields.

     Financing. Net funds provided by financing activities of the Company were $4.9 million for the year ended December 31, 1994 and $8.1 million for the year ended December 31, 1993. The amounts in 1993 include the proceeds from the public stock offering. Victoria has a bank credit agreement (the "Credit Agreement") which was amended during the third quarter of 1993 to provide for a $12.5 million revolving credit facility with interest payable on outstanding balances at the lender's reference rate (the "Reference Rate"), which by the terms of the Credit Agreement is the applicable interest rate, based on the higher of the lender's base rate or a federal funds based rate. The Reference Rate was 8.5% at December 31, 1994 and was

9.0% at March 24, 1995. Prior to the amendment, the revolving credit agreement provided for an $8.5 million facility. Although the Credit Agreement expires on July 31, 1996, at any time on or before that date the entire amount outstanding thereunder may be converted by Victoria into a four-year term loan. Over time, Victoria has borrowed as much as $12.0 million under the Credit Agreement and provided such funds to the Insurance Subsidiary, in order to augment the Insurance Subsidiary's statutory surplus.

     In order to reduce interest expense, it has been Victoria's practice to borrow funds from the Insurance Subsidiary at the Reference Rate, for periods of three months or less, to repay borrowings under the Credit Agreement. Although the outstanding principal amounts under the Credit Agreement as of December 31, 1994 and December 31, 1993 were $12.0 million and $6.0 million, respectively, no amounts were outstanding for most of 1994 and 1993. Victoria anticipates that it will continue its practice of borrowing funds from the Insurance Subsidiary from time to time. In the event that the Merger is consummated as anticipated, Victoria may re-examine this practice. If Victoria determines to discontinue such practice, or if Victoria is no longer permitted, whether by its lender or by regulatory authorities, to continue such practice, Victoria anticipates that it would, in accordance with the terms of the Credit Agreement, convert borrowings under the Credit Agreement into a four-year term loan. Such conversion would increase the Company's interest expense and, to a lesser extent, the Company's interest income, which, in the aggregate, would decrease net income by approximately $120,000 per year (assuming the Reference Rate remains at 9.0%). The Company believes, therefore, that discontinuance by Victoria of its practice of borrowing funds from the Insurance Subsidiary would not have a material adverse effect on Victoria's liquidity, capital resources or results of operations, or on the Insurance Subsidiary's statutory surplus.

     The Credit Agreement currently requires the Company to maintain a minimum net worth of approximately $21.8 million. This requirement will increase on December 31 of each subsequent year, by 70% of the Company's consolidated net income for each fiscal year. The Credit Agreement also contains certain other financial and restrictive covenants. The Company was in compliance with all covenants during 1994 and 1993.

     State laws define certain minimum statutory surplus requirements which must be met in order to retain an insurance license in that particular state. The most restrictive requirement by any one state in which the Insurance Subsidiary is licensed is $5.0 million of statutory surplus. As of December 31, 1994, the Insurance Subsidiary had approximately $23.5 million of statutory surplus. The Company strives to maintain a ratio of net written premiums to statutory surplus for the Insurance Subsidiary within an industry maximum guideline of 3 to 1. As of December 31, 1994, such ratio for the Insurance Subsidiary was 2.1 to 1. Periodically, additional capital is required by the Insurance Subsidiary in order to increase its volume of net written premiums.

     As a holding company, Victoria is partially dependent on dividends from the Insurance Subsidiary to meet its cash obligations. The Insurance Subsidiary is subject to Ohio insurance regulatory restrictions that limit the payment of dividends to Victoria without the approval of the Ohio Superintendent of Insurance. The maximum dividends that may be paid under Ohio law during any calendar year, without prior approval, are the greater of 10% of statutory surplus as of the preceding calendar year or the statutory net income of the same preceding year. Dividends which may be paid by the Insurance Subsidiary to Victoria during 1995 are limited by these restrictions to approximately $2.7 million.

     Management believes that the Company's operating cash flows, short-term investments, the Credit Agreement and reinsurance agreements will provide sufficient sources of liquidity and capital to meet the Company's anticipated needs for the next several years.

     Impact of Inflation. The Company's operations, like those of other property-casualty insurers, are susceptible to the effect of inflation, as premiums are established before the ultimate amounts of losses and LAE are known. Management considers the potential effects of inflation when setting premiums; nonetheless, such premiums may not fully compensate the Company for the effects of inflation. However, as the majority of the Company's business consists of lines which have short lead times between the occurrence of an insured event, reporting of the claim to the Company and the final settlement of the claim, the effects of inflation are minimized.

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

     In addition, inflation may affect the real rate of return on the Company's investment portfolio, as well as its portfolio market value.

     Recent Accounting Pronouncements. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"), was issued by the Financial Accounting Standards Board ("FASB") in May 1993. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values and for all investments in debt securities.

     SFAS No. 115 is effective for fiscal years beginning after December 15, 1993; however, the Company implemented this statement as of December 31,1993, the earliest permissible date. The statement requires companies to record (i) fixed maturities intended to be held to maturity at amortized cost; (ii) fixed maturities available for sale at market value with unrealized gains (losses) recorded as a component of equity; and (iii) fixed maturities held for trading purposes at market value with the unrealized gains (losses) reported in the statement of operations.

     SFAS No. 107, Disclosures about Fair Value of Financial Instruments, was issued by the FASB in December 1991. SFAS No. 107 requires disclosure about the fair value of financial instruments and is effective for financial statements issued for fiscal years ending after December 15, 1995 for entities with less than $150 million in total assets.

     SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, was issued by the FASB in October 1994. SFAS No. 119 requires disclosure about derivative financial instruments and amends existing requirements of SFAS Nos. 105 and 107. SFAS No. 119 is effective for financial statements issued for fiscal years ending after December 15, 1995 for entities with less than $150 million in total assets. The Company currently does not invest in derivatives as defined by SFAS No. 119.

                       DESCRIPTION OF USF&G CAPITAL STOCK

     The following summary of the terms of USF&G's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Maryland law and the USF&G Articles of Incorporation, as amended (the "USF&G Charter").

GENERAL

     The authorized capital stock of USF&G consists of 240,000,000 shares of USF&G Common Stock and 12,000,000 shares of preferred stock, $50.00 par value per share (the "USF&G Preferred Stock"), of which, as of April 12, 1995, 3,999,910 shares are classified as $4.10 Series A Convertible Exchangeable Preferred Stock (the "Series A Preferred Stock"), 1,300,000 shares are classified as $10.25 Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and 1,200,000 are classified as Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of April 12, 1995, there were issued and outstanding 101,208,661 shares of USF&G Common Stock, 3,999,910 shares of Series A Preferred Stock and 1,300,000 shares of Series B Preferred Stock. The shares of Junior Preferred Stock have been reserved for issuance in connection with USF&G's shareholder rights plan and no shares of the Junior Preferred Stock currently are outstanding.

     The Series A Preferred Stock and Series B Preferred Stock rank on a parity with each other and rank senior to the Junior Preferred Stock and the USF&G Common Stock as to dividends and upon liquidation.

     The Transfer Agent and Registrar for USF&G's Common Stock, Series A Preferred Stock, Series B Preferred Stock and Junior Preferred Stock is First Chicago Trust Company of New York ("First Chicago Trust").

COMMON STOCK

     Each holder of USF&G Common Stock is entitled to one vote for each share of USF&G Common Stock held. Cumulative voting for the election of directors is not provided for in the USF&G Charter or the USF&G By-laws, as amended (the "USF&G By-laws"). Subject to the prior rights of the Series A Preferred Stock, the Series B Preferred Stock and the Junior Preferred Stock and any other preferred stock which may be classified and issued, the holders of the USF&G Common Stock are entitled to receive, pro-rata, such dividends as may be declared by the USF&G Board out of funds legally available therefor, and are also entitled to share, pro-rata, in any other distribution to shareholders. There are no redemption or sinking fund provisions and no direct limitations in any indenture or agreement on the payment of dividends. Payment of dividends by USF&G is not subject to restrictions under the Maryland Insurance Code. However, payment of dividends to USF&G by its insurance subsidiaries is subject to certain restrictions under Maryland and other state insurance laws. Such restrictions as well as other contractual restrictions may limit the amount of dividends that may be paid by USF&G. All shares of USF&G Common Stock to be issued pursuant to the Merger Agreement will be fully paid and non-assessable.

PREFERRED STOCK

     General. Under the USF&G Charter, USF&G is authorized to issue 12,000,000 shares of USF&G Preferred Stock, in one or more series. The USF&G Board is authorized to fix and determine the terms, limitations and relative rights and preferences of any of the series of the USF&G Preferred Stock including, without limitation, any voting rights thereof, to divide and issue any USF&G Preferred Stock in series, and to fix and determine the variations among series to the extent permitted by law. USF&G may amend from time to time the USF&G Charter to increase the number of authorized shares of USF&G Preferred Stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of Common Stock, and the approval of the holders of a majority of the outstanding shares of the Series A Preferred Stock and Series B Preferred Stock (together with any other shares of USF&G Preferred Stock which may be then outstanding and have similar rights) voting together as a single class and the holders of two-thirds of the outstanding shares of the Series B Preferred Stock voting separately as a class.

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

OUTSTANDING PREFERRED STOCK

     USF&G currently has outstanding three classes of Preferred Stock.

     Series A Preferred Stock. Subject to the limitations discussed herein, the holders of the Series A Preferred Stock are entitled to receive, when and as declared by the USF&G Board out of funds legally available therefor, cumulative dividends at the annual rate of $4.10 per share. Dividends are payable quarterly, in arrears, on January 31, April 30, July 31 and October 31 in each year. Unless full cumulative dividends on all outstanding Series A Preferred Stock and any other class of preferred stock ranking on a parity with the Series A Preferred Stock as to dividends and upon liquidation ("Parity Stock") have been paid, USF&G will not declare or pay any dividend on, or set aside or apply any amount to the redemption or purchase of, any shares of the USF&G Common Stock or any other class of stock ranking junior to the Series A Preferred Stock (except for dividends payable only in, or rights to subscribe for or purchase, shares of junior stock).

     Except as indicated below, or except as expressly required by applicable law, the holders of shares of Series A Preferred Stock have no voting rights.

     During any period in which dividends on the Series A Preferred Stock or any outstanding Parity Stock are cumulatively in arrears in the amount of six or more full quarterly dividends, the number of directors of USF&G will be increased by two and the holders of shares of Series A Preferred Stock, voting together as a class with the holders of any other class or series of Parity Stock having a similar voting right, will have the right to elect two additional directors to the USF&G Board to fill such newly created directorships until all such dividends have been paid in full.

     The approval of two-thirds of the outstanding shares of Series A Preferred Stock and Parity Stock, voting together as a single class, shall be required in order to amend the USF&G Charter to affect adversely the rights of the holders of the Series A Preferred Stock or to authorize or create any class of stock having rights senior with respect to dividends and upon liquidation to the Series A Preferred Stock. In addition, the approval of a majority of the outstanding shares of Series A Preferred Stock and Parity Stock, voting together as a single class, shall be required in order to increase the number of shares of preferred stock authorized in the USF&G Charter or to create any other class of stock (but not any other series of preferred stock) ranking on a parity with the Series A Preferred Stock as to dividends and upon liquidation.

     At the option of the holders of the Series A Preferred Stock, such shares may be converted into shares of USF&G Common Stock at the then applicable conversion rate. The current conversion rate is 1.192 shares of USF&G Common Stock for each share of Series A Preferred Stock (equivalent to a conversion price of $41.93 per share). The conversion rate is subject to adjustment in certain events, including stock dividends, subdivisions, splits and combinations, and certain other distributions of rights or warrants to purchase USF&G Common Stock at less than the then current market price (as defined), and distributions to all holders of USF&G Common Stock of evidences of indebtedness or assets of USF&G other than cash out of earned surplus. The conversion rate has been adjusted under this provision as a result of dividend payments by USF&G on its Common Stock notwithstanding the deficit in its earned surplus account.

     The Series A Preferred Stock is exchangeable in whole but not in part at the option of USF&G on any dividend payment date for USF&G's 8.20% Convertible Subordinated Debentures due October 31, 2011 (the "Debentures") at a rate of $50.00 principal amount of the Debentures plus cash in the amount of accrued but unpaid dividends, if any, for each share of Series A Preferred Stock.

     The Series A Preferred Stock is redeemable at the option of USF&G for cash, as a whole or in part, at redemption prices declining to $50.00 per share on October 31, 1996, plus accrued and unpaid dividends to the redemption date. USF&G may not purchase or redeem less than all the Series A Preferred Stock and any other series of Parity Stock if, as of such time, USF&G has failed to pay all accrued and unpaid dividends thereon.

     In case of the voluntary or involuntary liquidation, dissolution or winding-up of USF&G, holders of any shares of Series A Preferred Stock are entitled to receive $50.00 per share, plus an amount equal to any dividends accrued and unpaid to the payment date, before any distribution is made to the holders of any junior stock.

     Series B Preferred Stock. The 1,300,000 shares of the Series B Preferred Stock were issued in three subseries: 650,000 shares of the Series B Cumulative Convertible Preferred Stock 1995 (the "Series B Preferred Stock 1995"); 325,000 shares of the Series B Cumulative Convertible Preferred Stock 1996 (the "Series B Preferred Stock 1996"); and 325,000 shares of the Series B Cumulative Convertible Preferred Stock 1997 (the "Series B Preferred Stock 1997"). Subject to the limitations discussed herein, the holders of the Series B Preferred Stock are entitled to receive, when and as declared by the USF&G Board out of funds legally available therefor, cumulative dividends at the annual rate of $10.25 per share. Dividends are payable quarterly, in arrears, on January 31, April 30, July 31 and October 31 of each year. Unless full cumulative dividends on all outstanding Series B Preferred Stock and any other Parity Stock have been paid, USF&G will not declare or pay any dividend on, or set aside or apply any amount to the redemption or purchase of, any shares of the USF&G Common Stock or any other class of stock ranking junior to the Series B Preferred Stock.

     Holders of Series B Preferred Stock have limited voting rights similar to those of the Series A Preferred Stock except that under the terms of the Series B Preferred Stock the right to elect two additional directors accrues when dividends on the Series B Preferred Stock are cumulatively in arrears in the amount of two or more full quarterly dividends. A special class vote of holders of two-thirds of the outstanding Series B Preferred Stock is necessary in order to (i) authorize the issuance of a new, or to increase the authorized number of any existing, class of capital stock senior or superior to the Series B Preferred Stock as to dividends and upon liquidation, (ii) increase the number of shares of preferred stock or create any additional Parity Stock authorized in the USF&G Charter, (iii) reissue any shares of Series B Preferred Stock that have been redeemed or (iv) take any action to cause any amendment, alteration or repeal of any of the provisions of the USF&G Charter that would materially adversely affect the rights of holders of Series B Preferred Stock.

     At the option of the holders of the Series B Preferred Stock, such shares may be converted into shares of USF&G Common Stock at the then applicable conversion rate. The current conversion rate for the Series B Preferred Stock is
8.316 shares of Common Stock per converted share of Series B Preferred Stock (equivalent to a conversion price of $12.025 per share). The conversion rate is subject to adjustment in certain events, including stock dividends, subdivisions, splits and combinations, and certain distributions of rights or warrants to purchase USF&G Common Stock at less than the then current market price (as defined), and distributions to all holders of USF&G Common Stock of evidences of indebtedness or assets of USF&G except out of earned surplus (other than regular quarterly USF&G Common Stock dividends consistent with USF&G's current dividend policy and future dividends payable out of consolidated earned surplus or current earnings).

     The Series B Preferred Stock is redeemable at the option of USF&G for cash, as a whole or in part, at any time or from time to time, as follows: (i) the Series B Preferred Stock 1995, at any time on or after June 1, 1994; (ii) the Series B Preferred Stock 1996, at any time on or after June 1, 1995; and (iii) the Series B Preferred Stock 1997, at any time on or after June 1, 1996; at a per share redemption price equal to the liquidation value of $100.00 and accrued and unpaid dividends plus, beginning after June 1, 1997, a premium which declines to zero on June 1, 2001. Notwithstanding the foregoing, no redemption may be effected prior to June 1, 1997, unless the closing price of the USF&G Common Stock exceeds 150% of the then current Series B conversion price on the date notice of redemption is given and for each of the twenty prior consecutive trading days.

     In the event that there shall occur a "change in control" (defined below) of USF&G, then, at the election of each holder of Series B Preferred Stock, USF&G will issue and sell additional nonredeemable equity securities and apply the net proceeds thereof to redeem the Series B Preferred Stock at the appropriate redemption price, plus accrued dividends, but only if and to the extent any such proceeds are raised. The term "change in control" means any acquisition by any person or group of 50% or more of the combined voting power of the outstanding voting securities of USF&G, a sale of substantially all of the assets of USF&G, or a merger of USF&G with or into another person which results in the exchange, conversion, reclassification or cancellation of the USF&G Common Stock.

     In case of the voluntary liquidation, dissolution or winding-up of USF&G, holders of any shares of Series B Preferred Stock are entitled to receive $100.00 per share, plus an amount equal to any dividends accrued and unpaid to the payment date, before any distribution is made to the holders of any junior stock.

USF&G RIGHTS PLAN

     USF&G has a shareholder rights plan (the "Rights Plan") to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of USF&G without offering a fair price to all of USF&G's shareholders. Under the Rights Plan, each outstanding share of USF&G Common Stock has one preferred share purchase right (a "USF&G Right") expiring in 1997. Each USF&G Right entitles the registered holder to purchase 1/100 of a share of Junior Preferred Stock for $140. The USF&G Rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of USF&G Common Stock. Under certain conditions, the USF&G Rights may be exercised for (i) USF&G Common Stock having a value of twice the exercise price, or (ii) shares of common stock of a purchaser having a value of twice the exercise price. USF&G will generally be entitled to redeem the USF&G Rights, at $.05 per USF&G Right, any time before the tenth day after a 20% position in USF&G is acquired. See "Incorporation of Certain Documents by Reference."

           COMPARISON OF RIGHTS OF HOLDERS OF USF&G CAPITAL STOCK AND
                             VICTORIA CAPITAL STOCK

     If the Merger is consummated, holders of Victoria Common Stock will become holders of USF&G Common Stock and the rights of the former Victoria shareholders will be governed by the laws of the State of Maryland and by the USF&G Charter, the USF&G By-laws and the Rights Plan. The rights of USF&G shareholders differ in certain respects from the rights of Victoria shareholders. Certain of the differences are summarized below. This summary is qualified in its entirety by reference to the full text of such documents. For information as to how such documents may be obtained, see "Available Information."

BUSINESS COMBINATIONS

     Generally, under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock (or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock) of a corporation entitled to vote on the matter is required for a merger or consolidation or sale, lease, or exchange of all or substantially all the corporation's assets to be consummated.

     The Victoria Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote thereon to approve: (i) a merger or consolidation of Victoria with or into any other corporation; (ii) any sale, lease, exchange or other disposition by Victoria of all or substantially all of its assets taken as a whole to or with any other corporation, person or other entity in a single transaction or series of related transactions; or (iii) any dissolution of Victoria or the revocation of a dissolution of Victoria. The Victoria Certificate of Incorporation further provides that no amendment to the Victoria Certificate of Incorporation shall amend, alter, change or repeal any of the above super-majority voting provisions unless the amendment effecting such amendment, alteration, change or repeal receives the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote thereon. Victoria has no other super-majority, staggered board or other anti-takeover provisions in either its Certificate of Incorporation or its By-laws.

     Under the General Corporation Law of the State of Maryland (the "MGCL"), the vote of the holders of two-thirds of all outstanding shares of stock of a Maryland corporation entitled to vote thereon is required to approve a merger, consolidation, share exchange or transfer of all or substantially all of the corporation's assets, subject to certain exceptions. The USF&G Charter does not contain any specific provisions related to shareholder approval of business combinations.

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

APPRAISAL RIGHTS

     Under the DGCL, except as otherwise provided by the DGCL, shareholders have the right to demand and receive payment of the fair value of their stock in the event of a merger or consolidation. However, except as otherwise provided by the DGCL, shareholders do not have appraisal rights if, among other things, the consideration they receive for their shares consists of (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange (which is true in the case of the USF&G Common Stock) or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, (iii) cash in lieu of fractional shares of the corporations described in clause (i) or (ii) of this sentence, or (iv) any combination of shares of stock and cash in lieu of fractional shares described in the foregoing clauses (i), (ii) and (iii). See "The Merger -- No Appraisal Rights."

     Shareholders of a Maryland corporation have the right to demand and receive payment of the fair value of their stock in the event of certain mergers, consolidations, share exchanges or transfers of assets or if the corporation amends its charter in a way that substantially adversely affects the shareholder's rights unless the right to do so is reserved in the corporation's charter, subject to certain exceptions. However, except as otherwise provided by the MGCL, shareholders do not have appraisal rights if, among other things, (i) such shareholder's stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) such shareholder's stock is that of the surviving corporation in the merger unless the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests, arising out of provisions for the treatment of fractional shares of stock in the successor. The USF&G Charter reserves the right to alter the contract rights of outstanding stock provided that not less than a majority of the aggregate number of the votes entitled to be cast thereon so approve (two thirds with respect to the currently outstanding USF&G Preferred Stock).

STATE TAKEOVER LEGISLATION

     Delaware Business Combination Law. Section 203 of the DGCL (the "Delaware Business Combination Law") generally prohibits any "business combination" (defined to include a variety of transactions, including (i) mergers and consolidations, (ii) sales or dispositions of assets having an aggregate market value equal to 10% or more of the aggregate market value of the corporation determined on a consolidated basis, (iii) issuances of stock (except for certain pro rata and other issuances), (iv) disproportionate benefits from the corporation (including loans and guarantees) and (v) any transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested shareholder (except as a result of immaterial changes)) between a Delaware corporation and any "interested shareholder" (defined generally as any person who, directly or indirectly, beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years following the date that such shareholder became an interested shareholder. The restrictions of the Delaware Business Combination Law do not apply, however, (A) if, prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in such shareholder's becoming an interested shareholder, (B) if, the interested shareholder owned at least 85% of the voting stock of the corporation at the time the transaction resulting in such shareholder becoming an interested shareholder was commenced (excluding, for the purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and by certain employee plans of the corporation), (C) if, on or subsequent to such date, the business combination is approved by the board of directors and the holders of at least two-thirds of the outstanding voting shares not owned by the interested shareholder or (D) under certain other circumstances.

     In addition, a Delaware corporation may adopt an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the Delaware Business Combination Law if, in addition to any other vote required by law, such amendment is approved by the affirmative vote of a majority of the shares entitled

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

to vote. Such amendment will not, however, be effective until 12 months after such shareholder vote and will not apply to any business combination with an interested shareholder who was such on or prior to the effective date of such amendment. Any such by-law amendment may not be further amended by the board of directors. The Delaware Business Combination Law is inapplicable to the Merger.

     Maryland Business Combination Law. The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested shareholders" unless exemptions are applicable. "Interested shareholders" are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland corporation. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested shareholders or their affiliates. Unless an exemption is available, a Maryland corporation may not engage in certain business combinations with any interested shareholder (or its affiliates) for a period of five years after the most recent date on which the shareholder became an interested shareholder. After such five year period, business combinations with interested shareholders must be recommended by the board of directors and approved by (i) the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and (ii) at least two-thirds of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested shareholder. A business combination with an interested shareholder which is approved by the board of directors of a Maryland corporation at any time before an interested shareholder first becomes an interested shareholder is not subject to the special voting requirements. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and at least two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested shareholders. Any such amendment is not effective until 18 months after the vote of shareholders and does not apply to any business combination of a corporation with a shareholder who was an interested shareholder on the date of the shareholder vote. The USF&G shareholders have not adopted any such amendment to the USF&G Charter or By-laws which have the effect of altering the default provisions of the MGCL with respect to "control share acquisitions."

     Maryland Control Share Acquisition Statute. Maryland law imposes limitations on the voting rights of "control shares" acquired in a "control share acquisition." The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) 20% or more but less than 33 1/3%; (ii) 33 1/3% or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquiror generally within 50 days after a request is made with the submission of an "acquiring person statement," of such special meeting (and, if requested by the board of directors, a bond to secure such undertaking). In addition, unless the charter or by-laws provide otherwise, the statute gives the Maryland corporation, subject to certain conditions and limitations, various redemption rights if there is a shareholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target within 10 days following a control share acquisition. Moreover, unless the articles of incorporation or by-laws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares at a special meeting of shareholders which results in the acquiring person having majority voting power, then minority shareholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that an articles of incorporation or by-law provision is adopted for such purpose prior to the control share acquisition. There are

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

no provisions in the USF&G Charter or By-laws which have the effect of altering the default provisions of the MGCL with respect to "control share acquisition."

     Maryland Insurance Acquisitions Disclosure and Control Act. Under the Maryland Insurance Code, unless certain filings are made with the Maryland Insurance Commissioner, no person may acquire any voting security or security convertible into a voting security of an insurance holding company, such as USF&G, which controls one or more Maryland insurance companies if, as a result of such acquisition, such person would "control" such insurance holding company. The acquisition may not proceed unless it has been approved by the Maryland Insurance Commissioner within 60 days after such filings have been submitted. "Control" is presumed to exist if a person, directly or indirectly, owns or controls 10% or more of the voting securities of another person. This presumption may be rebutted by establishing by a preponderance of evidence that control does not exist in fact.

     Reference is made to the full text of the foregoing statutes for their entire terms, and this partial summary is not intended to be complete.

USF&G RIGHTS PLAN

     USF&G. USF&G has a shareholder rights plan to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of USF&G without offering a fair price to all of USF&G's shareholders. See "Description of USF&G Capital Stock -- USF&G Rights Plan."

     Victoria.  Victoria has not adopted a shareholder rights or similar plan.

AMENDMENTS TO CHARTERS

     Under the DGCL, unless otherwise provided in the certificate of incorporation, a proposed amendment to the certificate of incorporation requires an affirmative vote of a majority of all votes entitled to be cast on the matter. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment. The DGCL requires an affirmative vote of a majority of the total number of shares outstanding and entitled to vote thereon to amend the Victoria Certificate of Incorporation. However, the Victoria Certificate of Incorporation provides that no amendment to the Victoria Certificate of Incorporation shall amend, alter, change or repeal any of the super-majority voting provisions relating to business combinations unless the amendment effecting such amendment, alteration, change or repeal shall have received the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote thereon.

     Under the MGCL, a vote of two-thirds of all votes entitled to be cast on the matter is required to approve any amendment to a Maryland charter. However, the MGCL provides that the required vote may be increased or decreased (but not to less than a majority) by a provision in a corporation's charter. Subject to the voting rights of the holders of USF&G Preferred Stock, the USF&G Charter provides that USF&G may from time to time make any amendments to the USF&G Charter which may now or hereafter be authorized by law, including any amendments changing the terms or contract rights, as expressly set forth in the USF&G Charter, of any of its outstanding stock by classification, reclassification or otherwise; but no such amendment which changes such terms or contract rights of any of its outstanding stock shall be valid unless such amendment shall have been authorized by not less than a majority of the aggregate number of the votes entitled to be cast thereon at any meeting at which a quorum is present.

AMENDMENTS TO BY-LAWS

     Under the DGCL, the power to adopt, alter and repeal the by-laws is vested in the shareholders, except to the extent that the certificate of incorporation or by-laws vest it in the board of directors. The Victoria By-laws provide that the Victoria By-laws, or any of them, may be supplemented, amended or repealed by the Victoria Board, or by the vote of a majority in interest of the shareholders represented and entitled to vote thereon at any meeting at which a quorum is present.

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

     Under the MGCL, the power to adopt, alter and repeal the by-laws is vested in the shareholders, except to the extent the charter or by-laws vest it in the board of directors. The USF&G By-laws provide that any or all of the USF&G By-laws may be altered, amended, repealed or added to by a majority vote of a quorum at any regular or special meeting of the shareholders or of the USF&G Board.

PREEMPTIVE RIGHTS

     Under the DGCL, a shareholder does not have preemptive rights unless such rights are specifically granted in the certificate of incorporation. The Victoria Certificate of Incorporation does not provide for preemptive rights.

     Under Maryland law, except with respect to certain specifically enumerated circumstances, shareholders have preemptive rights unless such rights are specifically denied in the charter. The USF&G Charter provides that no holder of any stock of USF&G shall have any preemptive right to subscribe for stock of USF&G other than such as the USF&G Board, in its sole discretion, may determine.

REDEMPTION OF CAPITAL STOCK

     Under the DGCL, subject to certain limitations, a corporation's stock may be made subject to redemption by the corporation at its option, at the option of the holders of such stock or upon the happening of a specified event. The DGCL prohibits the purchase or redemption of stock when the capital of a corporation is or would become impaired; but shares entitled to dividend or liquidation preference may be purchased or redeemed out of capital if such shares are retired and capital is reduced in accordance with legal requirements. The Victoria Certificate of Incorporation does not contain any provisions relating to the right to redeem outstanding shares of capital stock.

     Under the MGCL, a corporation may purchase or redeem its own shares, unless
(i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the purchase or redemption, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those whose shares are purchased or redeemed. Neither the USF&G Charter nor the USF&G By-laws contain any provision relating to the redemption of USF&G capital stock other than the provisions relating to the USF&G Preferred Stock described above. See "Description of USF&G Capital Stock."

DIVIDEND SOURCES

     Under the DGCL, a board of directors may authorize a corporation to make distributions to its shareholders, subject to any restrictions in its certificate of incorporation, either (i) out of surplus or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under the DGCL, no distribution out of net profits is permitted, however, if the corporation's capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until such deficiency has been repaired.

     Under the MGCL, a board of directors may authorize a distribution unless, after giving effect to such distribution, (i) the corporation would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of business, or (ii) the corporation's total assets would be less than total liabilities plus, unless the charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

     Both USF&G and Victoria are primarily holding companies owning, directly or indirectly, the capital stock of insurance company subsidiaries and other subsidiaries. The laws of the domiciliary states of the insurance company subsidiaries place legal limitations on the extent to which the insurance company subsidiaries may pay dividends or lend or otherwise supply funds to their parent companies. See "Certain

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

Considerations -- Differences in Risks of Businesses Conducted by Victoria and USF&G -- Holding Company Structure; Dividend Restrictions."

DURATION OF PROXIES

     Under the DGCL, no proxy is valid more than three years after its date unless otherwise provided in the proxy. A duly executed proxy is irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient to support an irrevocable power.

     Under the MGCL, no proxy is valid more than 11 months after its date unless otherwise provided in the proxy. Irrevocable proxies may be created when: (i) the proxy states that it is irrevocable; and (ii) the proxy is coupled with an interest. A proxy may be made irrevocable for as long as it is coupled with an interest and such interest exists.

SHAREHOLDER ACTION

     Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. The Victoria By-laws permit shareholder action to be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

     Under the MGCL, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only if a unanimous written consent is signed by each shareholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each shareholder who would have been entitled to notice of, but not to vote at such shareholder meeting.

SPECIAL SHAREHOLDER MEETINGS

     The DGCL provides that a special meeting of shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. The Victoria By-laws provide that special meetings may be called by the Chairman of the Board or the President, and shall be called by the President or the Secretary at the request in writing of shareholders owning a majority in amount of the entire capital stock of Victoria issued and outstanding and entitled to vote.

     The MGCL provides that a special meeting of shareholders may be called by the President, the board of directors, or any other person specified in the charter or the by-laws. The MGCL further provides that the secretary of a corporation shall call a special meeting of shareholders on the written request of shareholders entitled to cast at least twenty-five percent of all the votes entitled to be cast at the meeting. The USF&G By-laws provide that a special meeting of shareholders may be called by the Chairman of the Board, the President or by a majority of the USF&G Board.

CUMULATIVE VOTING

     The DGCL permits cumulative voting, but neither the Victoria Certificate of Incorporation nor the Victoria By-laws provide for cumulative voting for the election of directors.

     The MGCL permits cumulative voting, but cumulative voting is not provided for in the USF&G Charter or By-laws. The USF&G By-laws provide that in all elections for directors, each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted.

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

NUMBER AND ELECTION OF DIRECTORS

     The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation. The Victoria Certificate of Incorporation provides that the number of directors shall be fixed by, or in the manner provided in, the Victoria By-laws. The Victoria By-laws state that the number of directors shall be determined from time to time by resolution of the Victoria Board, but the number shall not be less than one, provided that the tenure of a director shall not be affected by any decrease in the number of directors.

     The DGCL permits the certificate of incorporation of a corporation or a by-law to provide that directors be divided into one, two or three classes. The term of office of one class of directors shall expire each year with the terms of office of no two classes expiring the same year. Victoria does not have a classified board of directors.

     The MGCL provides that any corporation with outstanding stock and three or more shareholders shall have at least three directors at all times. The USF&G Charter provides that the number of directors of USF&G shall be three, which number may be increased or decreased pursuant to the USF&G By-laws, but shall never be less than the minimum number permitted by Maryland law. The USF&G By-laws provide that USF&G shall have at least three directors at all times, provided that (i) if there is no stock outstanding, the number of directors may be less than three but not less than one and (ii) if there is stock outstanding and so long as there are less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. The USF&G By-laws further provide that a majority of the entire USF&G Board may alter the number of directors set by the USF&G Charter to a number not exceeding twenty-five nor less than the minimum number permitted in the USF&G By-laws, but the action may not affect the tenure of office of any director.

     The MGCL permits a corporation to have a classified board of directors. The term of office of at least one class shall expire each year. USF&G does not have a classified board of directors.

REMOVAL OF DIRECTORS

     Under the DGCL, a director or directors of Victoria may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.

     Under the MGCL and the USF&G By-laws, the shareholders of USF&G may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors.

VACANCIES

     Under the DGCL, unless otherwise provided in the certificate of incorporation or the by-laws or unless the Board of Directors is classified, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. In addition, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

     The Victoria By-laws provide that any vacancy or newly created directorship resulting from any increase in the authorized number of directors may be filled by vote of a majority of the directors then in office, though less than a quorum, and any director so chosen shall hold office until the next annual election of directors and until his successor is duly elected and qualified, or until his earlier resignation or removal. If there are no directors in office, any officer or shareholder may call a special meeting of shareholders in accordance with the

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

provisions of the Victoria Certificate of Incorporation and the Victoria By-laws, at which meeting such vacancies shall be filled.

     Under the MGCL, shareholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director, provided that, if the shareholders of any class or series are entitled separately to elect one or more directors, the shareholders of that class or series may elect a successor to fill a vacancy on the board of directors which results from the removal of a director elected by that class or series. In addition, unless the charter or the by-laws of the corporation provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except an increase in the number of directors, in which case, a majority of the entire board of directors may fill a vacancy, provided that, if the shareholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by that class may fill any vacancy among the number of directors elected by that class or series. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of shareholders and until his successor is elected and qualifies. A director elected by the shareholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director.

     The USF&G By-laws provide that shareholders may elect a successor to fill a vacancy on the USF&G Board which results from the removal of a director. A majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the USF&G Board which results from any cause except an increase in the number of directors and a majority of the entire USF&G Board may fill a vacancy which results from an increase in the number of directors. A director elected by the USF&G Board to fill a vacancy serves until the next annual meeting of shareholders and until his successor is elected and qualifies. A director elected by the shareholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Indemnification under the DGCL and the Victoria Certificate of Incorporation. Under the DGCL, a corporation may indemnify any director, officer, employee or agent against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation to procure a judgment in its favor -- a "derivative action") if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Victoria Certificate of Incorporation contains provisions which require Victoria to indemnify such persons to the full extent permitted by the DGCL.

     The DGCL also establishes several mandatory rules for indemnification. In the case of a "derivative action" (e.g., a shareholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. A director, officer, employee or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL's indemnification provisions must be indemnified by the corporation for reasonable expenses incurred therein, including attorneys' fees.

     The DGCL states that a determination must be made that a director or officer has met the required standard of conduct before the director or officer may be indemnified. The determination may be made (i) by a majority vote of a quorum of disinterested directors, (ii) if such a quorum is not obtainable, or even if

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

obtainable, a quorum of disinterested directors so directs, by independent legal counsel (selected by the disinterested directors) or (iii) by the shareholders.

     The DGCL and the Victoria Certificate of Incorporation require Victoria to advance reasonable expenses to a director or officer upon receipt of an undertaking by or on behalf of such person to repay the corporation if it ultimately is determined that the required standard of conduct has not been met. The Victoria Certificate of Incorporation also permits Victoria to advance expenses to other employees and agents in a similar manner.

     The indemnification and advancement of expenses described above under the DGCL is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

     Indemnification under the MGCL and the USF&G Charter. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, the MGCL requires corporations, as a condition to advancing expenses, to obtain (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the MGCL, the corporation's charter and by-laws and (ii) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The USF&G Charter requires USF&G to indemnify its officers and directors and to pay or reimburse expenses in advance of the final disposition of any proceeding to the full extent provided from time to time by Maryland law.

     Under the MGCL, USF&G is permitted to purchase and maintain, and USF&G has purchased and maintains, insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such whether or not USF&G would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.

     Indemnification for Liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling USF&G or Victoria pursuant to the foregoing provisions, USF&G and Victoria have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) violation of certain provisions of the DGCL, (iv) any transaction from which the director derived an improper personal benefit or (v) any act or omission prior to the adoption of such a provision in the certificate of incorporation. The Victoria Certificate of Incorporation contains a provision eliminating the personal liability for monetary damages of its directors to the fullest extent permitted under Delaware law.

     Under the MGCL, a corporation's charter may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its shareholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its shareholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The USF&G Charter contains a provision limiting the personal liability of officers and directors to USF&G and its shareholders to the fullest extent permitted under Maryland law.

                                 LEGAL MATTERS

     The validity of the shares of USF&G Common Stock to be issued in connection with the Merger will be passed upon for USF&G by John A. MacColl, Senior Vice President and General Counsel of USF&G. Mr. MacColl owns shares of USF&G Common Stock and holds options to purchase additional shares aggregating less than 0.1% of USF&G Common Stock.

     Certain of the tax consequences of the Merger to Victoria shareholders will be passed upon at the Effective Date, by Benesch, Friedlander, Coplan & Aronoff, Cleveland, Ohio on behalf of Victoria and by Willkie Farr & Gallagher, New York, New York on behalf of USF&G. See "The Merger -- Certain Federal Income Tax Consequences." Richard D. Margolis, who is a partner in the firm of Benesch, Friedlander, Coplan & Aronoff, participated in the representation of Victoria in connection with the Merger, and is a director of Victoria, beneficially owned, 10,649 shares of Victoria Common Stock and held 6,000 Victoria Options, as of April 12, 1995.

                              INDEPENDENT AUDITORS

     The consolidated financial statements and schedules of Victoria and its subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of USF&G and its subsidiaries incorporated herein by reference in USF&G's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     It is expected that representatives of KPMG Peat Marwick LLP will attend the Special Meeting to respond to appropriate questions of shareholders and to make a statement if they so desire.

                             SHAREHOLDER PROPOSALS

     Any proposals of shareholders intended to be presented at the 1996 Annual Meeting of Shareholders of Victoria (if such meeting is required), must be received by Victoria for inclusion in Victoria's proxy statement no later than January 3, 1996.

             INDEX TO VICTORIA'S CONSOLIDATED FINANCIAL STATEMENTS

                                       INDEX                                          PAGE NO.
- -----------------------------------------------------------------------------------   --------
Report of Independent Certified Public Accountants.................................      F-2

Consolidated Balance Sheets at December 31, 1994 and 1993..........................      F-3

Consolidated Statements of Income for the Three Years Ended
  December 31, 1994, 1993 and 1992.................................................      F-4

Consolidated Statements of Stockholders' Equity for the Three Years
  Ended December 31, 1994, 1993 and 1992...........................................      F-5

Consolidated Statements of Cash Flows for the Three Years Ended
  December 31, 1994, 1993 and 1992.................................................      F-6

Notes to Consolidated Financial Statements.........................................      F-8

Schedule I -- Summary of Investments Other Than Investments in Related Parties.....     F-19

Schedule III -- Condensed Financial Information of Registrant......................     F-20

Schedule V -- Supplementary Insurance Information..................................     F-23

Schedule VI -- Reinsurance.........................................................     F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors
Victoria Financial Corporation:

We have audited the consolidated financial statements of Victoria Financial Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Victoria Financial Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                                           KPMG PEAT MARWICK LLP

Columbus, Ohio
February 10, 1995

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1994 AND 1993
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   ASSETS                                        1994         1993
                                                                                -------      -------
Investments (notes 1f and 2):
  Fixed maturities held-to-maturity at amortized cost........................   $ 9,116       10,541
  Fixed maturities available-for-sale at market..............................    35,603       38,026
                                                                                -------      -------
       Total fixed maturities................................................    44,719       48,567
  Equity securities, at market...............................................     1,973          529
  Short-term investments, at cost which approximates market..................    15,350        8,295
                                                                                -------      -------
       Total investments.....................................................    62,042       57,391
Cash.........................................................................       667          307
Premium balances receivable, net of allowance for doubtful accounts of $115
  in 1994 and $213 in 1993...................................................    15,336       15,801
Deferred policy acquisition costs (note 1d)..................................     6,272        6,618
Trade accounts receivable, net of allowance for doubtful accounts of $186 in
  1994.......................................................................     1,050           --
Reinsurance recoverable (note 9).............................................       430          679
Accrued investment income....................................................       857          734
Furniture and equipment, at cost, net of accumulated depreciation of $1,206
  in 1994 and $1,473 in 1993.................................................     2,734        1,619
Goodwill, net of accumulated amortization of $78 in 1994.....................     3,073           --
Capitalized software development costs, net of accumulated amortization of
  $83 in 1994 (note 1h)......................................................     1,087           --
Deferred federal income taxes (note 8).......................................        55           29
Other assets.................................................................     1,252          818
                                                                                -------      -------
       Total assets..........................................................   $94,855       83,996
                                                                                ========     ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Losses and loss adjustment expenses payable (notes 7 and 9)................   $24,522       22,431
  Unearned premiums..........................................................    22,202       23,427
  Commissions payable........................................................     3,250        3,233
  Deferred revenue...........................................................       978           --
  Other liabilities..........................................................     4,555        3,490
  Notes payable (note 4).....................................................    12,009        6,000
  Current federal income taxes payable.......................................       125          316
                                                                                -------      -------
       Total liabilities.....................................................    67,641       58,897
Stockholders' equity (notes 3 and 6):
  Preferred shares, $.01 par value; authorized 1,000,000 shares; none
    issued...................................................................        --           --
  Common shares, $.01 par value; authorized 10,000,000 shares; issued
    4,000,164 shares in 1994 and 3,578,564 shares in 1993....................        40           36
  Additional paid-in capital.................................................    22,650       20,499
  Net unrealized holding gains (losses), net of taxes........................    (1,396)         358
  Retained earnings..........................................................     5,920        4,206
                                                                                -------      -------
       Stockholders' equity..................................................    27,214       25,099
                                                                                -------      -------
Commitments (note 10)
       Total liabilities and stockholders' equity............................   $94,855       83,996
                                                                                ========     ========

          See accompanying notes to Consolidated Financial Statements

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  1994        1993        1992
                                                                 -------     -------     -------
REVENUES:
Net earned premiums (note 9)..................................   $51,313      48,753      38,003
Net software systems and service revenue......................     3,017          --          --
Net investment income (note 2)................................     2,545       1,936       1,673
Net realized gains (losses) on security sales.................      (332)        529         427
Other.........................................................     2,109       1,849       1,240
                                                                 -------     -------     -------
          Total revenues......................................    58,652      53,067      41,343
                                                                 -------     -------     -------
EXPENSES:
Losses and loss adjustment expenses...........................    35,443      34,193      26,249
Policy acquisition costs (note 1d)............................    13,571      11,627       8,631
Other operating expenses......................................     4,567       4,122       4,035
Software systems and service expense..........................     2,854          --          --
Interest......................................................        97          65         691
                                                                 -------     -------     -------
          Total expenses......................................    56,532      50,007      39,606
                                                                 -------     -------     -------
          Net income before federal income taxes..............     2,120       3,060       1,737
Federal income tax expense (note 8)...........................       406         746         406
                                                                 -------     -------     -------
          Net income..........................................   $ 1,714       2,314       1,331
                                                                 =======     =======     =======
NET INCOME PER COMMON SHARE:
     PRIMARY:.................................................   $   .44         .78         .96
                                                                 =======     =======     =======
     FULLY DILUTED:...........................................   $   .44         .78         .66
                                                                 =======     =======     =======

          See accompanying notes to Consolidated Financial Statements

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN THOUSANDS)

                                                                 NET
                                                              UNREALIZED
                                                 ADDITIONAL    HOLDING                               NET
                                        COMMON    PAID-IN       GAINS      RETAINED   TREASURY   STOCKHOLDERS'
                                        SHARES    CAPITAL      (LOSSES)    EARNINGS    SHARES       EQUITY
                                        ------   ----------   ----------   --------   --------   ------------
Balance at January 1, 1992............   $ 13       3,879          (12)        561        (5)        4,436

Net income............................     --          --           --       1,331        --         1,331
Net unrealized holding gains..........     --          --           18          --        --            18
Purchase of 47,156 common shares for
  treasury............................     --          --           --          --      (464)         (464)
Retirement of 47,156 treasury
  shares..............................     (1)       (463)          --          --       464            --
Issuance of 1,600 common shares from
  treasury............................     --          --           --          --         5             5
Issuance of 1,234,800 common shares
  upon conversion of convertible debt
  (note 4)............................     12       5,975           --          --        --         5,987
Issuance of 99,600 common shares under
  stock option plan (note 6a).........      2         315           --          --        --           317
Tax benefit from exercise of 80,000
  nonqualified stock options (note
  1k).................................     --         193           --          --        --           193
                                        ------   ----------   ----------   --------   --------   ------------
Balance at December 31, 1992..........     26       9,899            6       1,892         0        11,823

Net income............................     --          --           --       2,314        --         2,314
Net unrealized holding gains..........     --          --           25          --        --            25
Cumulative effect of change in
  accounting for investments (note
  1f).................................     --          --          327          --        --           327
Issuance of 1,012,000 common shares
  from public offering (note 6b)......     10      10,600           --          --        --        10,610
                                        ------   ----------   ----------   --------   --------   ------------
Balance at December 31, 1993..........     36      20,499          358       4,206         0        25,099

Net income............................     --          --           --       1,714        --         1,714
Net unrealized holding (losses).......     --          --       (1,754)         --        --        (1,754)
Issuance of 421,600 common shares from
  purchase of Insurance Automation
  Systems, Inc. (note 5)..............      4       2,151           --          --        --         2,155
                                        ------   ----------   ----------   --------   --------   ------------
Balance at December 31, 1994..........   $ 40      22,650       (1,396)      5,920         0        27,214
                                        ======    =======     ========      ======    ======     =========

          See accompanying notes to Consolidated Financial Statements

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN THOUSANDS)

                                                                 1994         1993         1992
                                                               ---------    ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES, NET OF EFFECTS OF THE
  PURCHASE OF INSURANCE AUTOMATION SYSTEMS, INC.:
     Net income.............................................   $   1,714        2,314       1,331
     Adjustments to reconcile net income to cash provided by
       operating activities:
          Depreciation and amortization.....................       1,079          309         238
          Realized (gain) on sale of equity securities......          --          (12)         --
          Realized (gain) loss on sale of fixed
            maturities......................................         332         (517)       (427)
          Changes in assets and liabilities:
               (Increase) decrease in premium balances
                 receivable.................................         465       (2,197)     (5,819)
               (Increase) decrease in deferred policy
                 acquisition costs..........................         346       (1,481)     (1,034)
               (Increase) in trade accounts receivable......        (551)          --          --
               (Increase) decrease in reinsurance
                 recoverable................................         249          393         (78)
               (Increase) decrease in reinsurance
                 receivable.................................          --        3,986      (4,912)
               (Increase) in accrued investment income......        (123)        (298)        (31)
               (Increase) decrease in deferred federal
                 income taxes...............................         292           77        (274)
               (Increase) decrease in other assets..........        (361)        (125)        233
               Increase in losses and loss adjustment
                 expenses payable...........................       2,091        5,275       7,376
               Increase (decrease) in unearned premiums.....      (1,225)       2,506       7,529
               Increase in deferred revenue.................         221           --          --
               Increase (decrease) in funds held under
                 reinsurance treaties.......................          --       (4,151)      3,912
               Increase in commissions payable..............          17          352       1,222
               Increase in other liabilities................         325          137       1,345
               Increase (decrease) in current federal income
                 taxes payable..............................        (314)         193          17
               Decrease in deferred federal income taxes
                 payable....................................          --           --        (111)
                                                               ---------    ---------    --------
               Net cash provided by operating activities....       4,557        6,761      10,517
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to furniture and equipment...................      (1,170)        (947)       (433)
     Additions to capitalized software......................        (371)          --          --
     Purchase of investments -- short-term..................    (196,116)    (130,293)    (29,810)
     Purchase of investments -- equity securities...........      (1,394)        (465)       (573)
     Purchase of investments -- fixed maturities............     (19,631)     (34,637)    (29,605)
     Purchase of Insurance Automation Systems, Inc. net of
       cash acquired........................................        (142)          --          --
     Proceeds from maturity of short-term investments.......     189,060      132,522      26,407
     Proceeds from sale of equity securities available for
       sale.................................................          --          606          --
     Proceeds from sale of fixed maturities available for
       sale.................................................      18,946       17,630      15,403
     Proceeds from maturity of fixed maturities.............       1,710          929       4,405
                                                               ---------    ---------    --------
               Net cash used in investing activities........   $  (9,108)     (14,655)    (14,206)
                                                               ---------    ---------    --------

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS -- CONTINUED
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN THOUSANDS)

                                                                 1994         1993         1992
                                                               ---------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable and long-term debt.........   $  38,000       29,000      28,000
     Principal payments on notes payable and long-term
       debt.................................................     (33,089)     (31,500)    (24,687)
     Proceeds from exercise of stock options................          --           --         510
     Purchase of treasury shares............................          --           --        (464)
     Issuance of treasury shares............................          --           --           5
     Proceeds from issuance of common stock.................          --       10,610          --
                                                               ---------    ---------    --------
               Net cash provided by financing activities....       4,911        8,110       3,364
                                                               ---------    ---------    --------
Net increase (decrease) in cash.............................         360          216        (325)
Cash at beginning of year...................................         307           91         416
                                                               ---------    ---------    --------
Cash at end of year.........................................   $     667          307          91
                                                               =========    =========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the year for interest.................   $      97          219         844
                                                               =========    =========    ========
     Cash paid during the year for income taxes.............   $     370          475         576
                                                               =========    =========    ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING:
The Company purchased all of the capital stock of Insurance
  Automation Systems, Inc. in exchange for 421,600 shares of common stock and cash of $142. The fair value of the net
  assets acquired on the date of the transaction was $2,324.
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
All holders of the Company's 10% Convertible Subordinated
  Notes of $6,174 exercised their conversion rights into
  1,234,800 shares of common stock, $.01 par value in 1992.

          See accompanying notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) -- SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  (A) PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Victoria Financial Corporation ("Victoria Financial" and, together with its subsidiaries, the "Company"), Victoria Fire & Casualty Company ("Victoria Fire" and, together with its subsidiaries, "VF&C"), Victoria Insurance Agency, Inc. ("VIAI") and Insurance Automation Systems, Inc. ("IAS"). Victoria Select Insurance Company ("VSIC") and Victoria Automobile Insurance Company ("VAIC") are wholly owned subsidiaries of VF&C. All intercompany transactions have been eliminated upon consolidation.

     The accounting practices of insurance companies are prescribed or permitted by regulatory authorities (statutory accounting practices). To the extent that certain of these practices differ from generally accepted accounting principles
(GAAP), the accounts have been adjusted for inclusion in the accompanying consolidated financial statements. The major difference includes the deferral of policy acquisition costs of $6,272 and $6,618 at December 31, 1994 and 1993, respectively.

  (B) BUSINESS

     VF&C, Victoria Financial's principal subsidiary, provides nonstandard automobile property-casualty insurance coverage to individuals. The subsidiary is subject to competition from other property-casualty insurance companies and to the regulations of certain state insurance departments and undergoes periodic examinations by regulatory authorities. In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods reported.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of loss and loss adjustment expenses payable and the recoverability of deferred policy acquisition costs. In connection with the determination of these items, management uses historical data and current business conditions to formulate estimates including assumptions related to the ultimate cost to settle claims. These estimates by their nature are subject to uncertainties for various reasons. The Company's results of operations and financial condition could be adversely affected should the ultimate payments required to settle claims be materially in excess of the reserves currently provided.

     Management believes that the reserves for loss and loss adjustment expenses are adequate and that deferred policy acquisition costs are recoverable. While management uses available information to estimate these items, future changes to the estimates may be necessary based on experience and changing economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's reserves.

     The Company faces several business risk factors associated with property-casualty insurance carriers. The following is a general description of those risks and how management addresses each one.

     A regulatory risk exists in that changes in the regulatory environment in which the Company operates could create additional losses or expenses not anticipated in pricing its product. That is, regulatory initiatives which reduce the Company's profits or new legal theories may create costs for the Company beyond those recorded in the financial statements. The Company attempts to mitigate this risk through geographic diversification.

     A credit risk exists in that issuers of securities owned by the Company could default, or other parties, including reinsurers, that owe the Company money could not pay. Management attempts to minimize this risk by adherence to a conservative investment strategy, maintenance of sound reinsurance and credit and collection policies, and provision for any amounts deemed to be uncollectible.

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The risk also exists that interest rates could change and, as a result, cause a decrease in the value of the Company's investments. Management attempts to mitigate this risk by evaluating anticipated cash flow needs, including expected amounts due from policyholders, net of the payment of liabilities. To the extent that liabilities could become due prior to the maturity of investments, the Company would be required to sell assets prior to maturity and recognize a gain or loss.

     VSIC and VAIC did not underwrite any insurance policies during the year ended December 31, 1994.

     IAS provides comparative rating services to insurance agencies and develops insurance company underwriting systems used to underwrite insurance policies. The subsidiary is subject to competition from various other rating service and computer consulting companies.

  (C) PREMIUM REVENUES

     Premiums on property-casualty policies are recognized as earned primarily on a daily pro rata basis over the contract period.

  (D) DEFERRED POLICY ACQUISITION COSTS

     Policy acquisition costs, consisting of commissions to agents, premium taxes and selling and underwriting expenses related to the production of property-casualty business, are deferred and charged ratably against the income over the policy term. The method followed in computing deferred policy acquisition costs limits the amounts of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premiums and investment income to be earned, losses and loss adjustment expenses and certain other costs expected to be incurred as the premiums are earned. Deferred policy acquisition costs are summarized as follows:

                                                           1994         1993       1992
                                                          -------      ------      -----
        Balance, beginning of year.....................   $ 6,618       5,137      4,103
        Additions......................................    13,225      13,108      9,665
        Period Charge..................................    13,571      11,627      8,631
                                                          -------      ------      -----
        Balance, end of year...........................   $ 6,272       6,618      5,137
                                                          =======      ======      =====

  (E) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES ("LAE") PAYABLE

     Unpaid losses and LAE are based on case-basis estimates for reported claims and on experience-based estimates for unreported claims and loss adjustment expenses. The liability for unpaid losses and loss adjustment expenses, net of estimated salvage and subrogation recoverable, has been established to cover the estimated ultimate net cost of insured losses. The amounts are necessarily based on estimates of future rates of inflation and other factors, and accordingly, there can be no assurance that the ultimate liability will not vary from such estimates.

  (F) INVESTMENTS

     Effective December 31, 1993 the Company has adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (Statement 115) and has reported the cumulative effect of this change in method of accounting in the 1993 consolidated statements of stockholders' equity. Statement 115 requires, at acquisition, the Company to classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading.

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Investments in equity securities consist of common stocks, preferred stocks and a limited partnership holding. Equity securities are reported at fair value. Net unrealized holding gains (losses) of equity securities, less applicable federal income taxes, are shown as a separate component of stockholders' equity and are not included in the determination of net income. All equity securities are classified as available-for-sale.

     Fixed maturities which management has the intent and the Company has the ability at the time of purchase to hold until maturity are classified as investments held-to-maturity and as such are carried at amortized historical costs. Fixed maturities not classified as trading or as held-to-maturity are classified as available-for-sale and carried at fair value. Net unrealized gains (losses) of investments available-for-sale, if any, less applicable federal income taxes are shown as a separate component of stockholders' equity and are not included in the determination of net income. Prior to adoption of Statement 115, fixed maturities held as available-for-sale were carried at the lower of amortized cost or market value (in the aggregate). An identified certificate basis is used to determine the cost of investments sold.

  (G) NET SOFTWARE SYSTEMS AND SERVICE REVENUE

     The Company has received payments during 1994 relating to competitive rating services for the first quarter of 1995 which are recorded as deferred revenue at the time of billing. As the services are provided to subscribers, the proportionate share of the service fee is recognized as income. The Company also enters into contracts to design company underwriting systems and recognizes this revenue under the percentage of completion contract method.

  (H) SOFTWARE DEVELOPMENT COSTS

     The Company has capitalized costs related to the development of certain software products. In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed on an individual product basis and has been recognized for each product available for market based on the product's estimated economic life.

  (I) CASH

     For purposes of the Consolidated Statements of Cash Flows, the Company considers only cash on hand and in banks as cash.

  (J) NET INCOME PER SHARE

     Primary net income per common share amounts are based upon the weighted average number of common shares outstanding during the period plus, when dilutive, the net equivalent common shares to be issued upon the assumed exercise of stock options and warrants. Fully diluted net income per common share is computed as above and assumes conversion of the 10% Convertible Subordinated Notes Due 2001, which took place in 1992. The weighted average common shares outstanding for the purposes of calculating primary net income per share at December 31, 1994, 1993 and 1992 were 3,856,711, 2,963,435 and
1,382,711, respectively. The weighted average common shares outstanding for the purposes of calculating fully diluted net income per share at December 31, 1994, 1993 and 1992 were 3,881,826, 2,963,435 and 2,633,696, respectively.

  (K) STOCKHOLDERS' EQUITY

     For shares issued as part of the 1987 Restricted Stock Bonus Plan, the market price of the shares (less their par value which must be paid by the employee) is added to additional paid-in capital and an equal

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

amount is deducted from stockholders' equity (unearned portion of restricted stock) on the date of the grant. The unearned amount is amortized as compensation expense over the period the restrictions lapse.

     Upon exercising nonqualified stock options, the Company included the tax benefit as an addition to additional paid-in capital.

  (L) SEGMENT INFORMATION

     Since the Company operates over 90% of its business in the nonstandard private passenger automobile segment, additional segment information is not disclosed. The nonstandard automobile segment consists of underwriting automobile insurance for nonstandard risks through the issuance of automobile insurance policies and financial responsibility bonds.

  (M) INCOME TAXES

     Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (Statement 109) was issued by the Financial Accounting Standards Board in February 1992. Statement 109 requires a change from the deferred method under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective January 1, 1992, the Company adopted Statement 109 which had no material impact upon the 1992 consolidated statement of income.

  (N) RECLASSIFICATIONS

     Certain reclassifications have been made in the 1993 and 1992 Consolidated Financial Statements to conform to the 1994 presentation.

(2) -- INVESTMENTS AND INVESTMENT INCOME

     At December 31, 1994, the Company held equity securities with a cost of $1,892 and a market value of $1,973. At December 31, 1993, the Company held equity securities with a cost of $498 and a market value of $529. Gross unrealized gains on equity securities amounted to $81 and $31 at December 31, 1994 and 1993, respectively.

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables contain amortized cost and market value information on fixed maturity securities by investment categories at December 31, 1994 and 1993:

                                                                         DECEMBER 31, 1994
                                                          -----------------------------------------------
                                                                         GROSS         GROSS
                                                                       UNREALIZED    UNREALIZED
                                                          AMORTIZED     HOLDING       HOLDING      MARKET
                                                            COST         GAINS         LOSSES      VALUE
                                                          ---------    ----------    ----------    ------
HELD-TO-MATURITY:
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies.................    $   274           4             --         278
Obligations of states and political subdivisions.......      8,642          23            (84)      8,581
Corporate securities...................................        200           3             --         203
                                                          ---------        ---       ----------    ------
TOTAL HELD-TO-MATURITY.................................    $ 9,116          30            (84)      9,062
                                                           =======     ========      ========      ======
AVAILABLE-FOR-SALE:
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies.................    $ 5,134          --           (287)      4,847
Obligations of states and political subdivisions.......     19,681           5           (499)     19,187
Corporate securities...................................      8,100          13           (499)      7,614
Mortgage-backed securities.............................      4,289          --           (356)      3,933
Debt securities issued by foreign governments..........         25          --             (3)         22
                                                          ---------        ---       ----------    ------
TOTAL AVAILABLE-FOR-SALE...............................    $37,229          18         (1,644)     35,603
                                                           =======     ========      ========      ======

                                                                         DECEMBER 31, 1993
                                                          -----------------------------------------------
                                                                         GROSS         GROSS
                                                                       UNREALIZED    UNREALIZED
                                                          AMORTIZED     HOLDING       HOLDING      MARKET
                                                            COST         GAINS         LOSSES      VALUE
                                                          ---------    ----------    ----------    ------
HELD-TO-MATURITY:
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies.................    $   474          36             --         510
Obligations of states and political subdivisions.......      9,263         425             (2)      9,686
Corporate securities...................................        804          24             --         828
                                                          ---------        ---       ----------    ------
TOTAL HELD-TO-MATURITY.................................    $10,541         485             (2)     11,024
                                                           =======     ========      ========      ======
AVAILABLE-FOR-SALE:
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies.................    $ 3,288           6            (37)      3,257
Obligations of states and political subdivisions.......     17,107         589             --      17,696
Corporate securities...................................      6,949          37           (115)      6,871
Mortgage-backed securities.............................     10,162          58            (41)     10,179
Debt securities issued by foreign governments..........         25          --             (2)         23
                                                          ---------        ---       ----------    ------
TOTAL AVAILABLE-FOR-SALE...............................    $37,531         690           (195)     38,026
                                                           =======     ========      ========      ======

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The amortized cost and market value of fixed maturity securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     AMORTIZED    MARKET
                                                                       COST       VALUE
                                                                     ---------    ------
        HELD-TO-MATURITY:
        Due in one year or less...................................    $   200        203
        Due after one year through five years.....................      3,313      3,288
        Due after five years through ten years....................      5,603      5,571
        Due after ten years.......................................         --         --
                                                                     ---------    ------
        TOTAL HELD-TO-MATURITY....................................    $ 9,116      9,062
                                                                      =======     ======
        AVAILABLE-FOR-SALE:
        Due in one year or less...................................    $   502        500
        Due after one year through five years.....................     13,654     13,325
        Due after five years through ten years....................     12,890     12,142
        Due after ten years.......................................      5,894      5,703
                                                                     ---------    ------
        Subtotal..................................................     32,940     31,670
        Mortgage-backed securities................................      4,289      3,933
                                                                     ---------    ------
        TOTAL AVAILABLE-FOR-SALE..................................    $37,229     35,603
                                                                      =======     ======

     Fixed maturity securities with a carrying value of $5,419 and $2,881 at December 31, 1994 and 1993, respectively, were on deposit with regulatory authorities.

     Proceeds from the sales of fixed maturities available for sale were $18,946, $17,630 and $15,403 in 1994, 1993 and 1992, respectively. Gross gains of $143, $541 and $464 and gross losses of $475, $23 and $37 were realized on sales of fixed maturities available for sale during 1994, 1993 and 1992, respectively, and gross gains of $11 were realized on sales of equity securities available for sale in 1993.

     Net investment income is summarized below:

                                                                  1994     1993     1992
                                                                 ------    -----    -----
        Fixed maturities......................................   $2,537    2,035    1,764
        Equity securities.....................................       56       24        7
        Short-term investments and invested cash..............      161       95       78
                                                                 ------    -----    -----
                                                                  2,754    2,154    1,849
        Investment expenses...................................     (209)    (218)    (176)
                                                                 ------    -----    -----
        Net investment income.................................   $2,545    1,936    1,673
                                                                 ======    =====    =====

(3) -- STATUTORY NET INCOME AND STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     VF&C is subject to insurance regulatory restrictions that limit the payment of cash dividends to Victoria Financial without the prior approval of the Ohio Superintendent of Insurance. Notice must be provided to state regulators within five days of the declaration of the dividend and payment of the dividend cannot be made until ten days after notice has been provided to state regulators. The maximum dividend that may be paid under Ohio law by VF&C to Victoria Financial during a calendar year without prior approval is the greater of 10% of statutory surplus as of the preceding December 31, or the statutory net income of the

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

preceding calendar year. Dividends from VF&C to Victoria Financial in 1995, without prior regulatory approval, are limited by these restrictions to $2,678.

     VF&C's statutory surplus as of December 31, 1994 and 1993 was $23,455 and $20,618, respectively. Statutory net income for the year ended December 31, 1994, 1993 and 1992 was $2,678, $2,970, and $892, respectively.

     Victoria Financial has a bank credit agreement (the "Credit Agreement") which provides for a $12,500 revolving credit facility. Over time, Victoria Financial has borrowed as much as $12,000 under the Credit Agreement and provided such funds to Victoria Fire in order to augment Victoria Fire's statutory surplus. This practice has been permitted by the Ohio Department of Insurance, and disallowance by the Department of Insurance would have no impact on Victoria Fire's statutory surplus since Victoria Financial, at any time, may convert the borrowings under the Credit Agreement into a four-year term loan.

(4) -- NOTES PAYABLE

     Notes payable at December 31, consisted of:

                                                                     1994        1993
                                                                    -------     ------
        Revolving credit facility................................   $12,000      6,000
        Other....................................................         9         --
                                                                    -------     ------
                                                                    $12,009      6,000
                                                                    =======     ======

     During the third quarter of 1993, Victoria Financial amended its Credit Agreement to provide for a $12,500 revolving credit facility with interest payable on outstanding balances at the lender's reference rate (the "Reference Rate") which is currently 9.0%. Prior to the amendment, the revolving Credit Agreement provided for an $8,500 facility. Although the Credit Agreement expires on July 31, 1996, at any time on or before that date the entire amount outstanding thereunder may be converted by Victoria Financial into a four-year term loan. A commitment fee is payable on any unused credit availability at rate ranging from one fourth of one percent (0.25%) to one percent (1.0%) per annum.

     During the third quarter of 1991, Victoria Financial completed a registered public offering pursuant to which it issued, at par, an aggregate of $6,174 principal amount of 10% Convertible Subordinated Notes Due 2001 (the "Notes"). The offering consisted of a rights offering to stockholders of Victoria Financial and a related exchange offer to holders of $4,250 principal amount of privately placed debt securities issued on September 30, 1990. Consideration for the Notes issued consisted of $1,722 cash, the exchange of $203 principal amount of 13% Subordinated Debentures and the exchange of $4,250 principal amount of privately placed Convertible Subordinate Notes. In 1992, all of the holders converted the Notes into 1,234,800 shares of common stock, par value $.01, of Victoria Financial. Unamortized debt issue costs of $188 were netted against the additional paid-in capital upon conversion of the Notes.

(5) -- BUSINESS COMBINATION

     On July 1, 1994, IAS was acquired by the Company and 421,600 shares of the Company's common stock and $142 in cash were exchanged for all of the outstanding common stock of IAS. The transaction was accounted for as a purchase and, accordingly, the operating results of IAS have been included in the consolidated operating results since the date of the acquisition. The goodwill created in connection with this transaction is being amortized over a 20 year period. Pro forma results of this business combination, assuming it had been made at the beginning of each year presented, would not be materially different from the results reported.

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(6) -- STOCKHOLDERS' EQUITY

  (A) STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN

     Under various plans Victoria Financial can issue stock options to key employees and non-employee directors. All options are granted at no less than the fair market value of common stock at the time of the grant. Options issued under the plans generally become exercisable as to the shares covered by the options in equal increments commencing within three years from the date of the grant. Options generally expire seven years from such date unless specifically extended by the Stock Option Committee.

     At December 31, 1994, 1,003,600 shares remained reserved for issuance under these plans and for other stock options that were awarded. At that date, options to purchase 404,382 shares were outstanding at prices ranging from $3.438 to $12.813 per share; options to purchase 132,530 shares were exercisable.

     No options were exercised during 1994 or 1993. During 1992, options to purchase 99,600 shares at prices ranging from $2.344 to $4.375 were exercised.

     One of the plans also contains a provision for the awarding to key executives stock appreciation rights, of which an award of 18,000 rights was made in January 1988 at a base price of $4.531. These rights, when exercised, entitle the executive to be paid an amount equal to the increase in the price of one share of Victoria Financial's common stock at the date of exercise over such price at the date the rights are granted (base price) times the number of rights granted. Each award is for a term not to exceed ten years. No additional stock appreciation rights remain available for future awards.

  (B) STOCK OFFERING

     During the third quarter of 1993, Victoria Financial completed a public offering pursuant to which it issued 1,012,000 common shares at $12 per share. Victoria Financial received, net of the underwriting discount and related expenses, $10,610 for the common shares issued.

(7) -- LIABILITY FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid loss and loss adjustment expenses is summarized as follows:

                                                                  1994        1993        1992
                                                                 -------     -------     -------
Balance beginning of year.....................................   $22,431      17,156       9,680
     Less reinsurance recoverables............................       679       1,072         303
                                                                 -------     -------     -------
Net balance at beginning of year..............................    21,752      16,084       9,377
Incurred related to:
     Current year.............................................    36,100      34,353      26,074
     Prior years..............................................      (657)       (160)        175
                                                                 -------     -------     -------
Total incurred................................................    35,443      34,193      26,249
Paid related to:
     Current year.............................................    20,713      18,850      13,540
     Prior years..............................................    12,390       9,675       6,002
                                                                 -------     -------     -------
Total paid....................................................    33,103      28,525      19,542
Net balance at end of year....................................    24,092      21,752      16,084
     Plus reinsurance recoverables............................       430         679       1,072
                                                                 -------     -------     -------
Balance at end of year........................................   $24,522      22,431      17,156
                                                                 =======     =======     =======

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     As a result of changes in estimates of insured events in prior years, the provision for loss and loss adjustment expenses (net of reinsurance recoveries of $357 and $1,086 in 1994 and 1993, respectively) decreased by $657 in 1994 and decreased by $160 in 1993.

(8) -- INCOME TAXES

     Federal income tax expense (benefit) consists of the following components:

                                                                   1994     1993     1992
                                                                   ----     ----     -----
     Current....................................................   $302      670       593
     Deferred...................................................    104       76      (381)
     Amount credited to additional paid-in capital..............     --       --       194
                                                                   ----     ----     -----
     Total......................................................   $406      746       406
                                                                   ====     ====     =====

     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate is as follows:

                                                                1994       1993      1992
                                                                -----     ------     -----
     Computed income taxes at 34%............................   $ 721      1,040       591
     Tax exempt interest.....................................    (387)      (335)     (198)
     Accrual adjustment......................................      74         29         2
     Other, net..............................................      (2)        12        11
                                                                -----     ------     -----
     Total...................................................   $ 406        746       406
                                                                =====     ======     =====

     The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and deferred tax (liabilities) at December 31, 1994 and 1993 are presented below:

                                                                        1994        1993
                                                                       -------     -------
     Deferred tax assets:
          Unearned premiums.........................................   $ 1,510       1,582
          Loss reserves.............................................       979         916
          Net unrealized holding loss...............................       525          --
          Other.....................................................        56         215
                                                                       -------     -------
               Total gross deferred tax assets......................     3,070       2,713
          Less Valuation allowance..................................      (324)         --
                                                                       -------     -------
               Total net deferred tax assets........................     2,746       2,713
     Deferred tax liabilities:
          Deferred policy acquisition costs.........................    (2,133)     (2,250)
          Net unrealized holding gain...............................        --        (168)
          Capitalized software......................................      (268)       (126)
          Investment in limited partnership.........................      (165)       (140)
          Other.....................................................      (125)         --
                                                                       -------     -------
               Total gross deferred tax liabilities.................    (2,691)     (2,684)
                                                                       -------     -------
               Net deferred tax asset...............................   $    55          29
                                                                       =======     =======

     The Company established a valuation allowance based on its analysis of future deductible amounts. The valuation allowance at December 31, 1994 relates entirely to the net unrealized holding loss at December 31, 1994 and accordingly has been recorded directly to stockholders' equity. The Company believes the remaining

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

deferred tax assets are fully realizable since all future deductible amounts can be offset by future taxable amounts or recovery of federal income taxes paid within the statutory carryback period.

(9) -- REINSURANCE

     VF&C cedes insurance to nonaffiliated reinsurers under contracts that cover individual risks or entire classes of business. During 1994, reinsurance was ceded on an excess-of-loss basis and during 1993 and 1992, reinsurance was ceded on a quota-share and excess-of-loss basis. These reinsurance arrangements provide greater diversification of business and minimize VF&C's losses arising from large risks. Although the ceding of insurance does not discharge the original insurer from primary liability to its policyholder, the insurance company that assumes the coverage assumes the related liability.

     There were no ceded unearned premiums at December 31, 1994 or 1993. Ceded unearned premiums amounted to approximately $2,090 at December 31, 1992.

     Earned premiums ceded to reinsurers amounted to approximately $563, $3,550 and $3,537 for the years ended December 31, 1994, 1993 and 1992, respectively.

     Ceded losses to reinsurers amounted to approximately $108, $1,977 and $1,814 for the years ended December 31, 1994, 1993 and 1992, respectively.

     During the period from July 1, 1992 through June 30, 1993, VF&C entered into a quota share reinsurance agreement with a reinsurer rated A++ by A.M. Best Co. The contract called for VF&C to cede 10% of the net liabilities under nonstandard automobile insurance policies in force on July 1, 1992 and those written during the term of the agreement.

     Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, (Statement 113) was issued by the Financial Accounting Standards Board in December 1992. Statement 113 requires, among other things, that ceded reinsurance amounts previously deducted from losses and loss expenses payable and unearned premiums (ceded reserves) be reported as assets. Effective January 1, 1992, the Company adopted Statement 113 which did not have a material impact upon the 1992 consolidated statement of earnings. All reinsurance contracts provide indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance.

(10) -- COMMITMENTS

     The Company conducts its insurance operations from corporate office facilities located in Cleveland, Ohio and a claims office located in Cincinnati, Ohio under operating leases which expire in 1999 and 1996, respectively. IAS conducts its operations from office space located in Beachwood, Ohio under two leases which expire in 1998. The Company also leases equipment under operating leases expiring at various dates through 1997. Future minimum rental commitments under these leases follow:

          1995.............................................................   $  993
          1996.............................................................      947
          1997.............................................................      942
          1998.............................................................      784
          1995.............................................................      605
                                                                              ------
                                                                              $4,271
                                                                              ======

     The lease for the corporate headquarters in Cleveland is cancelable in 1995 and each year thereafter if the building cannot provide satisfactory expansion area for the Company. Commencing in 1991, the lease provided for payment by the Company of its proportionate share of increases in the operating costs of maintaining the

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

property over the costs incurred during 1990. The Company owns a 19.9% equity interest in a limited partnership, valued at $87, that owns the home office facility. A limited partner of the limited partnership is also a stockholder, director, and officer of the Company.

     Total rent expense charged to operations for the years 1994, 1993 and 1992 was $785, $659 and $581, respectively.

(11) -- QUARTERLY OPERATING RESULTS (UNAUDITED)

     Quarterly operating results for 1994 and 1993 were as follows:

                                                                         1994
                                                      -------------------------------------------
                                                        1st         2nd         3rd         4th
                                                      -------     -------     -------     -------
Total revenues.....................................   $14,006      13,915      15,498      15,233
Earnings before income taxes.......................      (463)        617       1,128         838
Net earnings.......................................      (347)        459         840         762
Net earnings per common and common equivalent
  share............................................   $ (0.10)       0.13        0.21        0.20
                                                      =======     =======     =======     =======

                                                                         1993
                                                      -------------------------------------------
                                                        1st         2nd         3rd         4th
                                                      -------     -------     -------     -------
Total revenues.....................................   $11,241      12,427      14,412      14,987
Earnings before income taxes.......................       695         680         800         885
Net earnings.......................................       521         521         600         672
Net earnings per common and common equivalent
  share............................................   $  0.20        0.20        0.21        0.17
                                                      =======     =======     =======     =======

(12) -- PENDING MERGER

     On December 18, 1994, Victoria Financial entered into an Agreement and Plan of Merger with USF&G Corporation ("USF&G") and a wholly-owned subsidiary of USF&G pursuant to which Victoria Financial will become a wholly-owned subsidiary of USF&G (the "Merger"). On February 9, 1995, the parties executed an Amended and Restated Agreement and Plan of Merger making certain technical changes. In the Merger, all of Victoria Financial's outstanding shares of common stock (other than shares held by the Company and shares held by USF&G or subsidiaries of USF&G, all of which will be canceled) will be converted into shares of common stock of USF&G worth approximately $55.3 million. The Merger is subject to approval by Victoria Financial's stockholders and certain regulatory authorities. The purchase price represents approximately $13 per share of Victoria Financial's stock. Management anticipates that the Merger will be consummated during the second quarter of 1995.
     During the fourth quarter the Company incurred approximately $360 of costs, in connection with the proposed merger. At December 31, 1994 these costs have been deferred and are included in other assets and will be expensed along with any additional transaction related expenses incurred during 1995 upon the completion or termination of the Merger.

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES

                                   SCHEDULE I

        SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1994
                                 (in thousands)

                                                                                      COLUMN D
                                                                                         AMOUNT
                      COLUMN A                         COLUMN B        COLUMN C         SHOWN IN
                  TYPE OF SECURITY                       COST        MARKET VALUE     BALANCE SHEET
- ----------------------------------------------------   ---------     ------------     -------------
Fixed maturities:
Held to maturity:
U.S. treasury securities and obligations of
  U.S. government...................................    $   274             278              274
Obligations of state and political subdivisions.....      8,642           8,581            8,642
Corporate Securities................................        200             203              200
                                                       ---------     ------------     -------------
     Total held to maturity.........................      9,116           9,062            9,116
                                                       ---------     ------------     -------------
Available for sale:
U.S. treasury securities and obligations of
  U.S. government...................................      5,134           4,847            4,847
Obligations of state and political subdivisions.....     19,681          19,187           19,187
Corporate securities................................      8,100           7,614            7,614
Mortgage-backed securities..........................      4,289           3,933            3,933
Debt securities issued by foreign governments.......         25              22               22
                                                       ---------     ------------     -------------
     Total available for sale.......................     37,229          35,603           35,603
                                                       ---------     ------------     -------------
     Total fixed maturities.........................     46,345          44,665           44,719
                                                       ---------     ------------     -------------
Equity securities:
Common Stocks.......................................      1,805           1,886            1,886
Limited Partnership.................................         87              87               87
                                                       ---------     ------------     -------------
     Total equity securities........................      1,892           1,973            1,973
Short-term investments..............................     15,350          15,350           15,350
                                                       ---------     ------------     -------------
     Total investments..............................    $63,587          61,988           62,042
                                                       ==========    ==========       ==========

      See accompanying report of Independent Certified Public Accountants.

                         VICTORIA FINANCIAL CORPORATION

                                  SCHEDULE III

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                  BALANCE SHEETS -- DECEMBER 31, 1994 AND 1993
                                 (in thousands)

                                                                           1994         1993
                                                                          -------      -------
ASSETS:
Cash...................................................................   $   422      $    31
Investments in (at equity) and advances to
  consolidated subsidiaries............................................    37,200       30,438
Furniture and equipment, at cost, net of accumulated depreciation of
  $331 in 1994 and $530 in 1993........................................     1,331          818
Other assets...........................................................       990          564
                                                                          -------      -------
       TOTAL ASSETS....................................................   $39,943      $31,851
                                                                          =======      =======
LIABILITIES:
Notes payable..........................................................    12,000        6,000
Other liabilities......................................................       711          752
Deferred taxes payable.................................................        18           --
                                                                          -------      -------
       TOTAL LIABILITIES...............................................    12,729        6,752
                                                                          -------      -------
STOCKHOLDERS' EQUITY:
Preferred stock -- $0.01 par value; authorized -- 1,000,000 shares;
  none issued..........................................................        --           --
Common stock -- $0.01 par value; authorized -- 10,000,000 shares;
  issued 4,000,164 shares in 1994 and 3,578,564 shares in 1993.........        40           36
Additional paid-in capital.............................................    22,650       20,499
Net unrealized holding gain or (loss)..................................    (1,396)         358
Retained earnings......................................................     5,920        4,206
                                                                          -------      -------
TOTAL STOCKHOLDERS' EQUITY.............................................    27,214       25,099
                                                                          -------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................   $39,943      $31,851
                                                                          =======      =======

      See accompanying report of Independent Certified Public Accountants.

                         VICTORIA FINANCIAL CORPORATION

                                  SCHEDULE III

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                              STATEMENTS OF INCOME
          FOR THE THREE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (in thousands)

                                                                 1994         1993         1992
                                                                -------      -------      ------
REVENUES:
  Net investment income......................................   $    96           96          96
  Management fee billed to subsidiaries......................     8,367        6,707       7,629
                                                                -------      -------      ------
       Total Revenues........................................   $ 8,463        6,803       7,725
                                                                -------      -------      ------

COSTS AND EXPENSES:
  Salaries, wages and related expenses.......................     6,655        5,811       5,240
  Other operating expenses...................................     2,970        3,098       2,434
  Interest expense...........................................        87           65         691
                                                                -------      -------      ------
       Total Costs and Expenses..............................     9,712        8,974       8,365
                                                                -------      -------      ------
Net loss before equity in subsidiaries' earnings.............    (1,249)      (2,171)       (640)
Equity in subsidiaries' earnings.............................     2,963        4,485       1,971
                                                                -------      -------      ------
       NET INCOME............................................   $ 1,714      $ 2,314      $1,331
                                                                =======      =======      ======
Cash dividends received from subsidiaries....................   $    --      $    --      $  923
                                                                =======      =======      ======

      See accompanying report of Independent Certified Public Accountants

                         VICTORIA FINANCIAL CORPORATION

                                  SCHEDULE III

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENTS OF CASH FLOWS
          FOR THE THREE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (in thousands)

                                                                 1994         1993         1992
                                                                -------      -------      ------
Net Cash (used in) provided by operating activities..........   $(1,708)      (2,670)        389
Cash flows from investing activities:
  Additions to furniture and equipment.......................      (513)        (479)        (96)
  Investment and advances to consolidated subsidiaries.......    (3,397)      (4,702)     (3,665)
                                                                -------      -------      ------
       Net cash used in investing activities.................    (3,910)      (5,181)     (3,761)
                                                                -------      -------      ------
Cash flows from financing activities:
  Net increase (decrease) in notes payable...................     6,009       (2,500)     (2,674)
  Proceeds from restricted stock grant and exercise of stock
     options.................................................        --           --         510
  Repurchase of common stock.................................        --           --        (459)
  Proceeds from conversion of long-term borrowings...........        --           --       5,987
  Proceeds from issuance of common stock.....................        --       10,610          --
                                                                -------      -------      ------
       Net cash provided by financing activities.............     6,009        8,110       3,364
Net increase (decrease) in cash..............................       391          259          (8)
Cash at beginning of year....................................        31         (228)       (220)
                                                                -------      -------      ------
Cash at the end of year......................................       422           31        (228)
                                                                =======      =======      ======
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest.....................   $    97          219         844
                                                                =======      =======      ======
  Cash paid during the year for income taxes.................   $   370          475         576
                                                                =======      =======      ======

      See accompanying report of Independent Certified Public Accountants

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES

                                   SCHEDULE V

                      SUPPLEMENTARY INSURANCE INFORMATION
                                 (in thousands)
- --------------------------------------------------------------------------------

                                                                                   For the year ended December 31, 1994
                                December 31, 1994                                  Column H
                                Column C                                           --------      Column I
                Column B      -------------                                        BENEFITS,   ------------
               -----------    FUTURE POLICY                            Column G    CLAIMS,     AMORTIZATION    Column J    Column K
                DEFERRED        BENEFITS       Column D    Column F    --------     LOSSES     OF DEFERRED     --------    --------
  Column A       POLICY          LOSSES,       --------    --------      NET         AND          POLICY        OTHER        NET
- ------------   ACQUISITION     CLAIMS AND      UNEARNED    PREMIUM     INVESTMENT  SETTLEMENT  ACQUISITION     OPERATING   PREMIUMS
  SEGMENT         COSTS       LOSS EXPENSES    PREMIUMS    REVENUES     INCOME     EXPENSES       COSTS        EXPENSES    WRITTEN
- ------------   -----------    -------------    --------    --------    --------    --------    ------------    --------    --------
Nonstandard      $ 6,272          24,522        22,202      51,313       2,213      35,443        13,571         7,421      50,089
               ==========     ============     ==========  =========   ==========  ==========  ============    =========   =========
auto
- ------------------------------------------------------------------------------------------------------------------------
                                December 31, 1993                                  For the Year Ended December 31, 1993
Nonstandard      $ 6,618          22,431        23,427      48,753       2,465      34,193        11,627         4,122      53,347
               ==========     ============     ==========  =========   ==========  ==========  ============    =========   =========
auto
- ------------------------------------------------------------------------------------------------------------------------
                                December 31, 1992                                  For the Year Ended December 31, 1992
Nonstandard      $ 5,137          17,156        20,921      38,003       2,100      26,249         8,631         4,035      43,443
               ==========     ============     ==========  =========   ==========  ==========  ============    =========   =========
auto
- ------------------------------------------------------------------------------------------------------------------------

      See accompanying report of Independent Certified Public Accountants

                VICTORIA FINANCIAL CORPORATION AND SUBSIDIARIES

                                  SCHEDULE VI

                                  REINSURANCE
          FOR THE THREE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (in thousands)

                                                                                       Column F
                                                                                       --------
                                                               Column D                PERCENTAGE
                                                   Column C    --------                   OF
                                       Column B    --------    ASSUMED     Column E     AMOUNT
              Column A                 --------    CEDED TO      FROM      --------    ASSUMED
- ------------------------------------    GROSS       OTHER       OTHER        NET          TO
1994                                    AMOUNT     COMPANIES   COMPANIES    AMOUNT       NET
- ------------------------------------   --------    --------    --------    --------    --------
Premiums Earned
  Accident & health insurance.......   $   322           4         --          318         --%
  Property & liability insurance....    51,554         559         --       50,995         --%
                                       --------    --------       ---      --------       ---
       Total Premiums Earned........   $51,876         563         --       51,313         --%
                                       =========   =========   =========   =========   =========

1993
Premiums Earned
  Accident & health insurance.......   $   355          --         --          355         --%
  Property & liability insurance....    51,948       3,550         --       48,398         --%
                                       --------    --------       ---      --------       ---
       Total Premiums Earned........   $52,303       3,550         --       48,753         --%
                                       =========   =========   =========   =========   =========

1992
Premiums Earned
  Accident & health insurance.......   $   408          --         --          408         --%
  Property & liability insurance....    41,132       3,537         --       37,595         --%
                                       --------    --------       ---      --------       ---
       Total Premiums Earned........   $41,540       3,537         --       38,003         --%
                                       =========   =========   =========   =========   =========

      See accompanying report of Independent Certified Public Accountants

                                                                         ANNEX I

                              AMENDED AND RESTATED
                               AGREEMENT AND PLAN
                                   OF MERGER
                                  DATED AS OF
                               DECEMBER 18, 1994
                               AND AMENDED AS OF
                                FEBRUARY 9, 1995
                                     AMONG
                               USF&G CORPORATION,
                                QUEENSLAND, INC.
                                      AND
                         VICTORIA FINANCIAL CORPORATION

                               TABLE OF CONTENTS

ARTICLE I      THE MERGER................................................................    1
               Section 1.1    The Merger.................................................    1
               Section 1.2    Effective Date of the Merger...............................    1
               Section 1.3    Tax-Free Reorganization....................................    1
ARTICLE II     THE SURVIVING CORPORATION.................................................    1
               Section 2.1    Certificate of Incorporation...............................    1
               Section 2.2    By-laws....................................................    2
               Section 2.3    Board of Directors; Officers...............................    2
               Section 2.4    Effects of the Merger......................................    2
ARTICLE III    CONVERSION OF SHARES......................................................    2
               Section 3.1    Exchange Rate..............................................    2
               Section 3.2    Payment for Shares in the Merger...........................    3
               Section 3.3    Dividends; Transfer Taxes..................................    3
               Section 3.4    No Fractional Shares.......................................    4
               Section 3.5    Stock Options..............................................    4
               Section 3.6    Stockholder Approval.......................................    5
               Section 3.7    Closing of the Company's Transfer Books....................    5
               Section 3.8    Assistance in Consummation of the Merger...................    5
               Section 3.9    Closing....................................................    5
ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF PARENT
               AND MERGER SUB............................................................    5
               Section 4.1    Organization and Qualification.............................    5
               Section 4.2    Capitalization.............................................    6
               Section 4.3    Authority Relative to this Merger Agreement................    6
               Section 4.4    Reports and Financial Statements...........................    7
               Section 4.5    Absence of Certain Changes or Events.......................    8
               Section 4.6    Financial Advisor..........................................    8
               Section 4.7    Parent Action..............................................    8
               Section 4.8    Principal Office...........................................    8
ARTICLE V      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................    8
               Section 5.1    Organization and Qualification.............................    8
               Section 5.2    Capitalization.............................................    9
               Section 5.3    Subsidiaries...............................................    9
               Section 5.4    Authority Relative to this Merger Agreement................    9
               Section 5.5    Reports and Financial Statements...........................   10
               Section 5.6    Absence of Certain Changes or Events.......................   11
               Section 5.7    Litigation.................................................   11
               Section 5.8    Loss Reserves; Statutory Capital...........................   11
               Section 5.9    Reinsurance................................................   12
               Section 5.10   Compliance with Applicable Laws............................   12
               Section 5.11   Liabilities................................................   12
               Section 5.12   Written Insurance Policies; Regulatory Filings.............   12
               Section 5.13   Agents; Fronting...........................................   13
               Section 5.14   Taxes......................................................   13
               Section 5.15   Certain Agreements.........................................   14
               Section 5.16   Premium Balances Receivable................................   14
               Section 5.17   Investment Portfolio and Other Assets......................   14
               Section 5.18   Intellectual Property......................................   14
               Section 5.19   Licenses...................................................   15
               Section 5.20   Intercompany and Affiliate Transactions; Insider
                              Interests..................................................   15

               Section 5.21   Employee Benefit Plans.....................................   15
               Section 5.22   ERISA......................................................   16
               Section 5.23   Officers, Directors and Employees..........................   16
               Section 5.24   Company Action; Takeover Provisions Inapplicable...........   16
               Section 5.25   Pending Claims.............................................   16
               Section 5.26   Insurance for the Benefit of the Company and the
                              Subsidiaries...............................................   16
               Section 5.27   Title to Assets; Liens.....................................   16
               Section 5.28   Ability to Conduct Business................................   17
               Section 5.29   Financial Advisor..........................................   17
               Section 5.30   Questionable Payments......................................   17
               Section 5.31   Fairness Opinion...........................................   17
               Section 5.32   Disclosure.................................................   17
ARTICLE VI     CONDUCT OF BUSINESS PENDING THE MERGER....................................   17
               Section 6.1    Conduct of Business by the Company Pending the Merger......   17
               Section 6.2    No Solicitation............................................   18
               Section 6.3    Notice of Breach...........................................   19
ARTICLE VII    ADDITIONAL AGREEMENTS.....................................................   19
               Section 7.1    Access and Information.....................................   19
               Section 7.2    Registration Statement/Proxy Statement.....................   20
               Section 7.3    Compliance with the Securities Act.........................   20
               Section 7.4    Stock Exchange Listing.....................................   20
               Section 7.5    Consents, Approvals and Filings............................   20
               Section 7.6    HSR Act....................................................   21
               Section 7.7    Additional Agreements......................................   21
               Section 7.8    Takeover Provisions Inapplicable...........................   21
               Section 7.9    Information in Disclosure Documents, Registration
                              Statements, Etc............................................   21
               Section 7.10   Indemnification............................................   21
               Section 7.11   Employee Benefits..........................................   22
               Section 7.12   Employment Arrangements....................................   23
               Section 7.13   Lease Extension............................................   23
ARTICLE VIII   CONDITIONS PRECEDENT......................................................   23
               Section 8.1    Conditions to Each Party's Obligation to Effect the
                              Merger.....................................................   23
               Section 8.2    Conditions to Obligation of the Company to Effect the
                              Merger.....................................................   23
               Section 8.3    Conditions to Obligations of Parent and Merger Sub to
                              Effect the   Merger........................................   24
ARTICLE IX     TERMINATION, AMENDMENT AND WAIVER.........................................   25
               Section 9.1    Termination................................................   25
               Section 9.2    Effect of Termination......................................   25
               Section 9.3    Amendment..................................................   25
               Section 9.4    Waiver.....................................................   26
ARTICLE X      GENERAL PROVISIONS........................................................   26
               Section 10.1   Non-Survival of Representations, Warranties and
                              Agreements.................................................   26
               Section 10.2   Notices....................................................   26
               Section 10.3   Fees and Expenses..........................................   27
               Section 10.4   Publicity..................................................   27
               Section 10.5   Specific Performance.......................................   28
               Section 10.6   Interpretation.............................................   28
               Section 10.7   Miscellaneous..............................................   28

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of December 18, 1994 and amended as of February 9, 1995 (the "Merger Agreement"), by and among USF&G CORPORATION, a Maryland corporation ("Parent"), QUEENSLAND, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and VICTORIA FINANCIAL CORPORATION, a Delaware corporation (the "Company"):

                                  WITNESSETH:

     WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub into the Company upon the terms and subject to the conditions set forth herein (the "Merger");

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests."

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows.

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, on the Effective Date (as defined in Section 1.2), Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall by virtue of the Merger remain "Victoria Financial Corporation."

     Section 1.2 Effective Date of the Merger. The Merger shall become effective when a properly executed Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, which filing shall be made concurrently with the closing of the transactions contemplated by this Merger Agreement in accordance with Section 3.9. When used in this Merger Agreement, the term the "Effective Date" shall mean the date and time at which such Certificate of Merger is so filed or at such time thereafter as is provided in such Certificate of Merger.

     Section 1.3 Tax-Free Reorganization. The parties intend to adopt this Merger Agreement as a tax-free plan of reorganization and to consummate the Merger in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. In this regard, Parent represents that it presently intends, and that at the Effective Date it will intend, to continue the Company's historic business or use a significant portion of the Company's business assets in a business.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Date shall be the Certificate of Incorporation of the Surviving Corporation until duly amended, except that the Certificate of Incorporation of the Surviving Corporation shall be amended, in accordance with the terms thereof and of the Delaware General Corporation Law (the "DGCL"), to provide that the name of the Surviving Corporation shall be "Victoria Financial Corporation."

     Section 2.2 By-laws. The By-laws of Merger Sub as in effect immediately prior to the Effective Date shall be the By-laws of the Surviving Corporation, and thereafter may be amended in accordance with its terms and as provided by law.

     Section 2.3 Board of Directors; Officers. The directors of Merger Sub immediately prior to the Effective Date shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

     Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

                                  ARTICLE III

                              CONVERSION OF SHARES

     Section 3.1 Exchange Rate.

          (a) As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any shares of the Company's Common Stock, $0.01 par value ("Company Common Stock"):

             (i) All shares of Company Common Stock which are held by the Company or any subsidiary of the Company, and any shares of Company Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent, other than shares under the Victoria Financial Corporation 401(K) Plan and the Amended and Restated Employee and Agency Stock Purchase Plan, which shares are held by the Company as trustee, shall be cancelled.

             (ii) Subject to Section 3.4, each remaining outstanding share of Company Common Stock shall be converted into the number of fully paid and nonassessable shares of the Common Stock, $2.50 par value, of Parent ("Parent Common Stock") equal to the Exchange Rate (as defined below). Each share of Parent Common Stock issued pursuant to Sections 3.1(a)(ii) or 3.5(a) shall include a Preferred Share Purchase Right issued pursuant to the Rights Agreement dated as of September 18, 1987, between Parent and First Chicago Trust Company of New York (successor to Morgan Shareholder's Service Trust Company) or any other purchase right issued in substitution thereof (the "Parent Rights").

             (iii) In the event of any stock dividend, stock split, reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Parent Common Stock or Parent Rights after the date hereof and prior to or as of the Effective Date, the Exchange Rate shall be adjusted accordingly.

             (iv) Each issued and outstanding share of Common Stock, $0.01 par value, of Merger Sub ("Merger Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of Common Stock, $0.01 par value, of the Surviving Corporation.

          (b) (i) The "Exchange Rate" shall mean:

                (A) The quotient of (a) $13.959 divided by (b) the Final Price (as defined below), if and only if the Final Price is greater than $14.556; or

                (B) .959, if and only if the Final Price is both (x) less than or equal to $14.556 and (y) greater than $13.556; or

                (C) The quotient of (a) $13.00 divided by (b)the Final Price, if and only if the Final Price is both (x) less than or equal to $13.556 and (y) greater than or equal to $11.90; or

                (D) 1.092, if and only if the Final Price is less than $11.90; provided, however, that in the event that the Final Price is less than $11.90, then in that event the Company may, in its sole discretion, at any time on or prior to the Effective Date, terminate this Merger Agreement, in which case none of the parties hereto shall have any further obligations hereunder.

             (ii) The "Final Price" shall mean the average closing price of Parent Common Stock on the New York Stock Exchange -- Composite Tape during the period comprising the twenty consecutive trading days immediately preceding the third business day immediately preceding the Effective Date, as such closing prices are reported in The Wall Street Journal, or if not so published in such newspaper, in any other newspaper of general circulation selected by the Company.

     Section 3.2 Payment for Shares in the Merger. The manner of making payment for Company Common Stock in the Merger shall be as follows:

          (a) On the Effective Date, Parent shall make available to First Chicago Trust Company of New York or such other exchange agent as selected by Parent and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of each holder of Company Common Stock and each holder of Company Options (as defined in Section 3.5(a)), a sufficient number of certificates representing Parent Common Stock required to effect the delivery of Parent Common Stock required to be issued pursuant to Sections
     3.1 and 3.5. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Sections 3.1 and 3.5.

          (b) Promptly after the Effective Date, the Exchange Agent shall mail to each holder of record (as shown on the books of the Company's transfer agent as of the Effective Date) of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Company Common Stock (individually, a "Certificate" and collectively, the "Certificates") (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the shares of Company Common Stock represented by such Certificates the number of shares of Parent Common Stock into which such shares of Company Common Stock are converted in the Merger and the Certificates so surrendered shall forthwith be cancelled. Until so surrendered, Certificates shall represent solely the right to receive the number of shares of Parent Common Stock into which such shares of Company Common Stock are converted in the Merger and any cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 3.4 with respect to each of the shares of Company Common Stock represented thereby. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Common Stock for the account of the persons entitled thereto.

          (c) Certificates or option award agreements, as applicable, surrendered for exchange by any Affiliate (as defined in Section 7.3(a)) shall not be exchanged for certificates representing shares of Parent Common Stock until Parent has received the written agreements from such person as provided in Section 7.3(b).

     Section 3.3 Dividends; Transfer Taxes. No dividends or other distributions that are declared or made on Parent Common Stock will be paid to persons entitled to receive certificates representing Parent Common Stock pursuant to this Merger Agreement until such persons (i) surrender their Certificates representing Company Common Stock or (ii) surrender their option award agreements or provide other satisfactory evidence of the cancellation of Company Options, as applicable. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Stock shall be issued any dividends or other distributions which shall have become payable with respect to such Parent Common Stock in respect of a record date after the Effective Date. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any cash in lieu of fractional shares or any certificate representing Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the

Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Options or shares of Company Common Stock for any shares of Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat laws.

     Section 3.4 No Fractional Shares. No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of (i) Certificates representing Company Common Stock pursuant to
Section 3.1(b) or (ii) option award agreements or other evidence of cancellation of Company Options pursuant to Section 3.5(a). In lieu of any such fractional share, each holder of Company Common Stock or Company Options who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of (i) Certificates for exchange pursuant to Section 3.1(b) or
(ii) option award agreements or other evidence of cancellation of Company Options pursuant to Section 3.5(b) shall be paid upon such surrender cash (without interest) in an amount equal to such fractional interest multiplied by the Final Price. As soon as practicable after the determination of the amount of cash to be paid to former stockholders or option holders of the Company in lieu of any fractional interests, Parent shall make available to the Exchange Agent, which shall in turn make available in accordance with this Merger Agreement, such amounts to such former stockholders and option holders.

     Section 3.5 Stock Options.

          (a) Each of the options to purchase Company Common Stock, whether vested or unvested, issued under the Company's (i) Amended and Restated 1986 Non-Qualified and Incentive Stock Option Plan (the "1986 Plan"), (ii) 1994 Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan"),
     (iii) 1994 Long-Term Incentive Plan (the "1994 Plan" and, collectively with the 1986 Plan and the Non-Employee Plan, the "Stock Option Plans"), and
     (iv) individual options not issued under a Plan ("Other Options") and which are (A) listed on Section 3.5 of the Company Disclosure Schedule (as defined in Section 5.1) and (B) outstanding as of the Effective Date (individually, a "Company Option" and collectively, the "Company Options") shall be converted without any action on the part of the holder thereof into the right to receive, as of the Effective Date, shares of Parent Common Stock (or cash in lieu of fractional shares as provided in Section 3.4). The number of shares of Parent Common Stock that the holder of a Company Option shall be entitled to receive shall be a number determined by dividing (i) the product of (x) the value of such Company Option as determined by the Black-Scholes model and (y)the Discount Factor (as defined below) by (ii) the Final Price. The value of each such Company Option as determined by the Black-Scholes model shall be determined using
     (i) a value per share of Company Common Stock equal to the product of (x) the Final Price and (y) the Exchange Rate, (ii) a 52 week volatility for Company Common Stock of 40% for Company Options expiring prior to three years after the Effective Date and 35% for Company Options expiring three or more years after the Effective Date, and (iii) a risk free rate of 7.325%. The "Discount Factor" shall mean (A) for a Company Option that is vested at the Effective Date, one and (B) for a Company Option that is not vested at the Effective Date, (i) if the holder's employment by the Company has been terminated, voluntarily or otherwise, on or before the Effective Date, zero and (ii) if the holder's employment by the Company has not been terminated, voluntarily or otherwise, on or before the Effective Date, one minus the product of (x) 7/12% and (y) the number of months between the Effective Date and the date such Company Option vests, rounded to the next largest number of months. Promptly after the Effective Date, the Exchange Agent shall mail to each holder of Company Options (as listed on Section
     3.5 of the Company Disclosure Schedule) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Options shall pass, only upon proper delivery of the option award agreements or other satisfactory evidence of cancellation of Company Options to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the option award agreements or other satisfactory evidence of cancellation of Company Options for payment. Holders of Company Options

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

     outstanding on the Effective Date shall surrender to the Exchange Agent their option award agreements for cancellation or provide other satisfactory evidence of the cancellation of the Company Options, together with a duly executed letter of transmittal, and thereupon shall receive the requisite shares of Parent Common Stock or cash in lieu of fractional shares, subject to applicable withholding taxes. Until so surrendered, option award agreements or other evidence of ownership of Company Options shall represent solely the right to receive the number of shares of Parent Common Stock into which such Company Options are converted in the Merger and any cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 3.4.

          (b) At or prior to the Effective Date, the Company and Parent shall take all action necessary to cause the assumption by Parent as of the Effective Date of the rights available under the Amended and Restated Key Executive Stock Option and Stock Appreciation Rights Plan (the "SAR Plan").

     Section 3.6 Stockholder Approval. The Company shall take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-laws, to convene a special meeting of the holders of Company Common Stock (the "Company Meeting") as promptly as practicable for the purpose of considering and taking action upon this Merger Agreement. Subject to
Section 6.2, the Board of Directors of the Company will recommend that holders of Company Common Stock vote in favor of the approval of the Merger and the adoption of this Merger Agreement at the Company Meeting. At the Company Meeting, all of the shares of Company Common Stock then owned by Parent, Merger Sub, or any other subsidiary of Parent, or with respect to which Parent, Merger Sub, or any other subsidiary of Parent holds the power to direct the voting, will be voted in favor of approval of the Merger and adoption of this Merger Agreement.

     Section 3.7 Closing of the Company's Transfer Books. At the Effective Date, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Date, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for Parent Common Stock and/or cash as provided in Sections 3.1(a), 3.2, 3.3 and 3.4.

     Section 3.8 Assistance in Consummation of the Merger. Each of Parent, Merger Sub and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as practicable in accordance with the terms and conditions of this Merger Agreement. Parent shall cause Merger Sub to perform all of its obligations in connection with this Merger Agreement.

     Section 3.9 Closing. The closing of the transactions contemplated by this Merger Agreement shall take place (i) at the offices of Benesch, Friedlander, Coplan & Aronoff, 2300 BP America Building, 200 Public Square, Cleveland, Ohio 44114, at 10:00 A.M. local time on the day which is three business days after the day on which the last of the conditions set forth in Article VIII (other than those requiring an exchange of certificate, opinion or other document, or the taking of other action, at the Closing) is fulfilled or waived or (ii) at such other time and place as Parent and the Company shall agree in writing.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT
                                 AND MERGER SUB

     Parent and Merger Sub jointly and severally represent and warrant to, and agree with, the Company as follows:

     Section 4.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of Parent and its subsidiaries taken as a whole (a "Parent Material Adverse Effect"). Merger Sub has not engaged in any business (other than certain organizational matters and matters relating to this Merger Agreement) since the date of its incorporation. Complete and correct copies as of the date hereof of the Articles of Incorporation and By-laws of Parent have been provided to the Company.

     Section 4.2 Capitalization.

          (a) As of the date hereof, the authorized capital stock of Parent consists of 240,000,000 shares of Parent Common Stock and 12,000,000 shares of Preferred Stock, $50.00 par value. As of December 15, 1994, there were
     (i) 95,473,145 shares of Parent Common Stock (and corresponding Parent Rights) validly issued and outstanding (all of which are fully paid and nonassessable), (ii) 3,999,910 shares of Parent Series A Preferred Stock validly issued and outstanding (all of which are fully paid and nonassessable), (iii) 1,300,000 shares of Parent Series B Preferred Stock validly issued and outstanding (all of which are fully paid and nonassessable), and (iv) 1,359,066 shares of Parent Series C Preferred Stock validly issued and outstanding (all of which are fully paid and nonassessable). As of the date hereof, except for (i) 3,999,910 shares of Parent Series A Preferred Stock, (ii) 1,300,000 shares of Parent Series B Preferred Stock, (iii) 1,359,066 shares of Parent Series C Preferred Stock,
     (iv) options to purchase or other obligations to issue 5,987,916 shares of Parent Common Stock, (v) $247,000,000 principal amount of Zero Coupon Convertible Subordinated Notes due March 3, 2009 issued by Parent, and (vi) the Parent Rights, there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating Parent to issue, deliver or sell shares of its capital stock, or obligating Parent to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. All of the shares of Parent Common Stock issuable in accordance with this Merger Agreement in exchange for Company Common Stock or Company Options at the Effective Date will be, when so issued, duly authorized, validly issued, fully paid and nonassessable. Parent has not issued any securities in violation of any preemptive or similar rights. Except as set forth in this Section 4.2(a), and as of the date hereof, there are no options, warrants, calls, rights or other securities, agreements or commitments of any character obligating Parent to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment.

          (b) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, 1,000 shares of which are validly issued and outstanding, fully paid and nonassessable. Merger Sub has not issued any securities in violation of any preemptive or similar rights, and there are no options, warrants, calls, rights or other securities, agreements or commitments of any character obligating Merger Sub to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment.

     Section 4.3 Authority Relative to this Merger Agreement. Each of Parent and Merger Sub has the corporate power to enter into this Merger Agreement and the agreements contemplated hereby and to carry out its obligations hereunder and thereunder. The execution and delivery of this Merger Agreement and the agreements contemplated hereby and the consummation of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub. This Merger Agreement constitutes a valid and binding obligation of Parent and Merger Sub and is enforceable against them in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Merger Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Merger Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) conflict with or violate the Articles or Certificate of Incorporation or By-laws of Parent or Merger Sub, (ii) violate or conflict with any permit, order, license, decree, judgment, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or by which any of their properties are bound or affected, or (iii) result in any breach or violation of, or constitute a default (with or without notice or lapse of time or both) under, or give to others any rights of termination, cancellation or acceleration of, or result in the creation of any lien or encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture or other loan document, contract, agreement, lease, instrument or franchise to which Parent or Merger Sub or any of their properties are bound or affected other than, (A) in the case of clause
(iii) only, any breaches, violations, defaults, terminations, cancellations, accelerations, liens or encumbrances which would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby and (B) the laws and regulations referred to in the next sentence. Except as referred to herein or, in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the corporation, securities or Blue Sky laws or regulations of the various states, and Applicable Insurance Laws (as defined in Section 5.8) including, without limitation, Ohio Revised Code ("ORC ") sec. 3901.321(F), Requirements and Procedure for Approval of Mergers or Acquisitions of Domestic Insurance Companies, and other similar requirements in states in which any Subsidiary is licensed as an insurance company or agency, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated by this Merger Agreement, other than filings, registrations, authorizations, consents or approvals which if not obtained or made would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

     Section 4.4 Reports and Financial Statements.

          (a) Parent has made, and will prior to the Effective Date make, available to the Company true, complete and correct copies of the consolidated Annual Statements and Quarterly Statements of United States Fidelity and Guaranty Company ("USFGC ") and its subsidiaries as filed with the Maryland Insurance Administration for the three years ended December 31, 1991, December 31, 1992 and December 31, 1993 and for the quarterly periods ended March 31, 1994, June 30, 1994 and September 30, 1994. The consolidated balance sheets of USFGC and its subsidiaries included therein as of December 31, 1993, and the related summaries of operations and statement of cash flows for the year then ended, included in the Annual Statements of USFGC and its subsidiaries for the year then ended, were prepared in all material respects in conformity with statutory accounting practices prescribed or permitted by the applicable insurance regulatory authorities ("Statutory Accounting Principles") consistently applied for the period covered thereby, were prepared in accordance with the books and records of USFGC and its subsidiaries and present fairly the consolidated statutory financial position of USFGC and its subsidiaries as at the date thereof and the consolidated statutory results of operations of USFGC and its subsidiaries and other data contained therein for the period then ended. The consolidated balance sheets of USFGC and its subsidiaries included therein in respect of any period ending after December 31, 1993, and the related summaries of operations and statements of cash flows for the periods then ended included in the Quarterly Statements, were prepared in conformity with Statutory Accounting Principles applicable to interim financial statements consistently applied during the periods involved, subject to normal year-end adjustments, and fairly present the consolidated statutory financial position of USFGC and its subsidiaries at the respective dates and the consolidated results of operations of USFGC and its subsidiaries for the periods then ended.

          (b) Parent has furnished the Company with true and complete copies of its (i) Annual Reports on Form 10-K for the three fiscal years ended December 31, 1991, December 31, 1992 and December 31, 1993, as filed with the Securities and Exchange Commission (the "Commission"), (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994, as filed with the Commission, (iii) proxy statements related to all meetings of its stockholders (whether annual or special) since December 31, 1991, and (iv) all other reports or registration statements filed by Parent with the Commission since December 31, 1993, except registration statements on Form S-8 or reports on Form 11-K, in each case relating to employee benefit plans (the documents described in clauses (i) through (iv) being referred to herein collectively as the "Parent SEC Reports"). As of their respective filing dates, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Parent SEC Reports. As of their respective filing dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Parent included in the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Parent SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent as at the dates thereof and the results of its operations and changes in financial position for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

     Section 4.5 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports, since September 30, 1994, there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) which would, individually or in the aggregate, have a Parent Material Adverse Effect (other than as a result of changes in laws or regulations of general applicability or changes in general economic or market conditions); (ii) any damage, destruction or loss, whether or not covered by insurance, which, insofar as reasonably can be foreseen, in the future would, individually or in the aggregate, have a Parent Material Adverse Effect; or (iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of Parent other than regular quarterly dividends.

     Section 4.6 Financial Advisor. Except for Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of Parent or Merger Sub, and the fees and commissions payable to DLJ as contemplated by this Section will be payable by Parent. To the extent any claim for broker, finder or investment banking fees is alleged or asserted by Kidder, Peabody & Co., or any person previously associated with Kidder, Peabody & Co., Parent will pay such fee or, at its discretion, fully indemnify the Company against any and all costs, expenses, claims, losses or liabilities (including reasonable attorneys fees and expenses) incurred by the Company in connection with any such claim.

     Section 4.7 Parent Action. The Board of Directors of Parent (at a meeting duly called and held) has by the requisite vote of all directors present taken all necessary steps, if any, to render the Parent Rights inapplicable to the Merger and the transactions contemplated by this Merger Agreement.

     Section 4.8 Principal Office. Parent intends to cause the principal office of the Surviving Corporation to remain in Cleveland, Ohio.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to, and agrees with, Parent and Merger Sub as follows:

     Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of such activities make such qualification necessary except where the failure to so qualify would not, individually or in the aggregate, have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of the Company and the Subsidiaries (as defined in Section 5.3) taken as a whole (a "Company Material Adverse Effect"). All such jurisdictions are listed in Section 5.1 of the disclosure schedule delivered herewith by the Company (the "Company Disclosure Schedule"). Complete and correct copies as of the date hereof of the Certificate of Incorporation and By-laws of the Company and each Subsidiary have been provided to Parent.

     Section 5.2 Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock, $0.01 par value ("Company Preferred Stock"). There are (i) 4,000,404 shares of Company Common Stock validly issued and outstanding (all of which are fully paid and nonassessable), (ii) no shares of Company Preferred Stock issued and outstanding, (iii) 230,160 shares of Company Common Stock reserved for issuance under the 1986 Plan, (iv) 100,000 shares of Company Common Stock reserved for issuance under the Non-Employee Plan, (v) 40,000 shares of Company Common Stock reserved for issuance under the SAR Plan, (vi) 500,000 shares of Company Common Stock reserved for issuance under the 1994 Plan, (vii) 50,000 shares of Company Common Stock reserved for issuance under the Amended and Restated Agent and Employee Stock Purchase Plan, (viii) 50,000 shares of Company Common Stock reserved for issuance under the Victoria Financial Corporation Employee Stock Bonus Plan and (ix) 133,200 shares of Company Common Stock reserved for issuance under the Other Options. Except as set forth on
Section 3.5 of the Company Disclosure Schedule, there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. There are no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the Company's stockholders may vote that are issued or outstanding. The Company has not issued any securities in violation of any preemptive or similar rights and, except for the Company Options, there are no options, warrants, calls, rights or other securities, agreements or commitments of any character obligating or committing the Company to issue, deliver or sell shares of its capital stock or debt securities, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment.

     Section 5.3 Subsidiaries. Section 5.3 of the Company Disclosure Schedule sets forth a true and complete list of all subsidiaries of the Company (each, a "Subsidiary" and collectively, the "Subsidiaries"). Each of the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Each of the Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of such activities make such qualification necessary except where the failure to so qualify would not, individually or in the aggregate, have a Company Material Adverse Effect. All such jurisdictions are listed in Section 5.3 of the Company Disclosure Schedule. All the outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable and owned by the Company free and clear of any liens, claims or encumbrances. None of the Subsidiaries has issued any securities in violation of any preemptive or similar rights and there are no options, warrants, calls, rights or other securities, agreements or commitments of any character obligating or committing any Subsidiary or the Company to issue, deliver or sell shares of such Subsidiary's capital stock or debt securities, or obligating any of the Subsidiaries or the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. Except as set forth in Section 5.3 of the Company Disclosure Schedule, the Company does not directly or indirectly own any interest in any corporation, partnership, joint venture or other business association or entity other than the Subsidiaries.

     Section 5.4 Authority Relative to this Merger Agreement. The Company has the corporate power to enter into this Merger Agreement and, subject to the requisite approval of this Merger Agreement by the holders of Company Common Stock, to carry out its obligations hereunder. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors. This Merger Agreement constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought. Except for the requisite approval of the holders of

Company Common Stock, no other corporate proceedings on the part of the Company are necessary to authorize this Merger Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Merger Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate the Articles or Certificate of Incorporation or By-laws or Code of Regulations of the Company or the Subsidiaries, (ii) violate or conflict with any permit, order, license, decree, judgment, statute, law, ordinance, rule or regulation applicable to the Company or the Subsidiaries or by which any of their properties are bound or affected, or (iii) except as set forth in Section 5.4 of the Company Disclosure Schedule, result in any breach or violation of, or constitute a default (with or without notice or lapse of time or both) under, or give to others any rights of termination, cancellation or acceleration of, or result in the creation of any lien or encumbrance on any of the properties or assets of the Company or any of the Subsidiaries pursuant to, any note, bond, mortgage, indenture or other loan document, contract, agreement, lease, instrument or franchise to which the Company or any of the Subsidiaries or its or any of their properties is bound or affected other than, (A) in the case of clause (iii) only, any breaches, violations, defaults, terminations, cancellations, accelerations, liens or encumbrances which would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby and (B) the laws and regulations referred to in the next sentence. Except as referred to herein or, in connection, or in compliance, with the provisions of the HSR Act, the Securities Act, the Exchange Act, the corporation, securities or Blue Sky laws or regulations of the various states, and Applicable Insurance Laws including, without limitation, ORC sec. 3901.321(F), and other similar requirements in states in which any Subsidiary is licensed as an insurance company or agency, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the Merger or the other transactions contemplated hereby, other than filings, registrations, authorizations, consents or approvals which if not obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby and thereby.

     Section 5.5 Reports and Financial Statements.

          (a) The Company has heretofore delivered or made available to Parent true, complete and correct copies of the Annual Statements and Quarterly Statements of the Company and each of the Subsidiaries as filed with the insurance regulatory authorities in Ohio and any other state in which such statements are required to be filed for the three years ended December 31, 1991, December 31, 1992 and December 31, 1993 and for the quarterly periods ended March 31, 1994, June 30, 1994 and September 30, 1994. The respective balance sheets of the Company and each of the Subsidiaries as of December 31, 1993, and the related summaries of operations and statement of cash flows for the year then ended, included in the Annual Statements of the Company and each of the Subsidiaries for the year then ended, were prepared in all material respects in conformity with Statutory Accounting Principles consistently applied for the period covered thereby, were prepared in accordance with the books and records of the Company or the applicable Subsidiary, as the case may be, and present fairly the statutory financial position of the Company or the applicable Subsidiary, as the case may be, as at the date thereof and the statutory results of operations of the Company or the applicable Subsidiary, as the case may be, and other data contained therein for the period then ended. The balance sheets of the Company and each of the Subsidiaries in respect of any period ending after December 31, 1993, and the related summaries of operations and statements of cash flows for the periods then ended included in the Quarterly Statements, were prepared in conformity with Statutory Accounting Principles applicable to interim financial statements consistently applied during the periods involved, subject to normal year-end adjustments, and fairly present their respective statutory financial positions at the respective dates and the results of the Company's and the Subsidiaries' respective operations for the periods then ended.

          (b) The Company has previously furnished Parent with true and complete copies of its (i) Annual Reports on Form 10-K for the three fiscal years ended December 31, 1991, December 31, 1992 and December 31, 1993, as filed with the Commission, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994, as filed with the Commission, (iii) proxy statements related to all meetings of its stockholders (whether annual or special) since December 31,

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

     1991 and (iv) all other reports or registration statements filed by the Company with the Commission since December 31, 1991, which are all the documents (other than preliminary material) that the Company was required to file with the Commission since that date (the documents described in clauses (i) through (iv) being referred to herein collectively as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Company SEC Reports. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in the Company SEC Reports comply as to form with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Company SEC Reports, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

     Section 5.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports or as disclosed in Section 5.6 of the Company Disclosure Schedule or as contemplated by this Merger Agreement, since September 30, 1994,
(a) there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) individually or in the aggregate having, or likely to have, or which, with or without notice or lapse of time or both, would have, a Company Material Adverse Effect (other than as a result of changes in laws or regulations of general applicability or changes in general economic or market conditions); (ii) any damage, destruction or loss, whether or not covered by insurance, which, insofar as reasonably can be foreseen, in the future would have a Company Material Adverse Effect; (iii) any entry into any commitment or transaction material to the Company and the Subsidiaries taken as a whole (including, without limitation, any borrowing or sale of assets) except in the ordinary course of business consistent with past practice; or (iv) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of the Company. Since September 30, 1994, neither the Company nor any of the Subsidiaries has made any change in its underwriting, reserves, or claims adjustment practices which, individually or in the aggregate, would have a Company Material Adverse Effect. The Company is not aware of any fact or facts which, with or without notice or lapse of time or both, would, individually or in the aggregate, result in a Company Material Adverse Effect.

     Section 5.7 Litigation. Except as otherwise described in Section 5.7 of the Company Disclosure Schedule, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened, against or affecting the Company or the Subsidiaries, outside the ordinary course of business, which, individually or in the aggregate, if adversely determined, would have a Company Material Adverse Effect.

     Section 5.8 Loss Reserves; Statutory Capital. The reserves of the Company and each of the Subsidiaries including, but not limited to, the reserves for incurred losses, incurred loss adjustment expenses, incurred but not reported losses and loss adjustment expenses for incurred but not reported losses (the "Loss Reserves") as set forth in the audited consolidated financial statements and unaudited interim financial statements of the Company included in the Company SEC Reports were determined in good faith by the Company in accordance with generally accepted accounting principles and were believed by the Company to be reasonable when made. The Loss Reserves attributable to the Company's and the Subsidiaries' insurance business, including without limitation reserve and other liability amounts in respect of insurance policies, whether direct or assumed by reinsurance, established or reflected in the respective statutory annual statements for the three years ended December 31, 1993, of the Company and each of the Subsidiaries, were determined in accordance with generally accepted actuarial standards consistently applied and are in compliance, in all material respects, with the requirements of the insurance laws, rules and regulations of Ohio as well as those of any other applicable jurisdictions (collectively, "Applicable Insurance Laws"). To the Company's knowledge, the Loss Reserves were adequate to cover the total amount of all matured and unmatured liabilities and obligations of the Company and each of the Subsidiaries under all their respective outstanding insurance policies, funding agreements and annuity, guaranteed interest, reinsurance, coinsurance and other similar contracts at September 30, 1994. Subject to the description set forth in Section 5.8 of the Company Disclosure Schedule, the Company and each of the Subsidiaries own assets that qualify as admitted assets under Applicable Insurance Laws in an amount at least equal to the sum of all such reserves and liability amounts and its minimum statutory capital and surplus as required by the insurance laws, rules and regulations of Ohio or, to the extent material to the Company and the Subsidiaries taken as a whole, any other jurisdiction.

     Section 5.9 Reinsurance. Section 5.9 of the Company Disclosure Schedule sets forth a true and complete list of all reinsurance treaties and contracts applicable to the Company or the Subsidiaries (individually, a "Reinsurance Agreement" and collectively, the "Reinsurance Agreements"). None of the Reinsurance Agreements will terminate because of a change in control of the Company or any of the Subsidiaries. No other party to any Reinsurance Agreement has given notice to the Company or any of the Subsidiaries that it intends to terminate or cancel any such Reinsurance Agreement as a result of the Merger or the contemplated operations of the Company and the Subsidiaries after the Merger is consummated, which termination or change would have a Company Material Adverse Effect.

     Section 5.10 Compliance with Applicable Laws. Except as otherwise described in Section 5.10 of the Company Disclosure Schedule, the businesses of the Company and the Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any legislative, executive, judicial, federal, state or local governmental or regulatory agency or authority in the United States or any other jurisdiction ("Governmental Entities"), except where such violation would not have a Company Material Adverse Effect. Except as set forth in Section 5.10 of the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to the Company or the Subsidiaries is pending, or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated to the Company an intention to conduct the same.

     Section 5.11 Liabilities. Neither the Company nor any of the Subsidiaries has any material indebtedness or liability, absolute, accrued, contingent or otherwise, whether due or to become due (and there is no basis for any such liability), which is not shown or provided for in the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 Financial Statements") other than liabilities incurred or accrued in the ordinary course of business and consistent with past practice since December 31, 1993.

     Section 5.12 Written Insurance Policies; Regulatory Filings.

          (a) To the Company's knowledge, all policies and contracts of insurance and reinsurance entered into or issued, as the case may be, by the Company or the Subsidiaries or which are being entered into or issued by the Company or the Subsidiaries as of the date hereof, are in compliance, and at the respective dates of issuance were in compliance, with all applicable laws and, to the extent required under applicable law, are on forms approved by the appropriate Governmental Entities in the jurisdictions where issued or have been filed with and not objected to by such Governmental Entity within the period provided for objection. Any premium rates with respect to insurance or reinsurance policies or contracts currently issued by the Company or the Subsidiaries which are required to be filed with or approved by any Governmental Entity have been so filed or approved in accordance with applicable law, and the premiums charged thereon conform thereto. The Company shall not be deemed to have breached all or any portion of this Section 5.12 unless such breach or breaches would result in a Company Material Adverse Effect.

          (b) Neither the Company nor any of the Subsidiaries is a party to any underwriting management agreement.

          (c) Each Reinsurance Agreement to which the Company or any of the Subsidiaries is a party is valid and binding on the Company or the Subsidiary and in full force and effect in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which the enforcement of any proceeding therefor may be brought. Neither the Company nor any of the Subsidiaries is in default in any material respect with respect to any such Reinsurance Agreement, and no such Reinsurance Agreement contains any provision providing that the other party thereto may terminate the same by reason of the transactions contemplated by this Merger Agreement, or contains any other provision which would be altered or otherwise become applicable by reason of such transactions.

     Section 5.13 Agents; Fronting.

          (a) As of the date hereof, the Company is unaware of any Agent which is not duly licensed (to the extent that such licenses are required) in the jurisdictions in which the Agent places or sells insurance and each Agent is duly authorized and appointed by the Company or the applicable Subsidiary pursuant to Applicable Insurance Laws. All written contracts or agreements between any Agent, on one hand, and the Company or any Subsidiary, on the other hand, are in compliance with Applicable Insurance Laws. To the best knowledge of the Company, no Agent is the subject of, or party to, any disciplinary action or proceeding under Applicable Insurance Laws. The Company shall not be deemed to have breached all or any portion of this Section 5.13(a) unless such breach or breaches, individually or in the aggregate, would result in a Company Material Adverse Effect.

          (b) No Agent represented more than five percent of the gross premiums written by the Company and the Subsidiaries, taken as a whole.

          (c) As of the date hereof, the Company is unaware of any Agent that intends to terminate or materially change its relationship with the Company or the Subsidiaries as a result of the Merger or the contemplated operations of the Company and the Subsidiaries after the Merger is consummated, which termination or change would have a Company Material Adverse Effect.

          (d) Except as set forth in Section 5.13 of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries is a party to any fronting agreement or places or sells reinsurance whether for its own account or for any reinsurance company.

     Section 5.14 Taxes.

          (a) The Company and the Subsidiaries have filed all tax returns required to be filed by any of them and have paid, or have set up an adequate reserve for the payment of, all taxes required to be paid in respect of the periods covered by such returns, other than nonpayments which would not have a Company Material Adverse Effect. No deficiencies for any taxes have been proposed, asserted or assessed against the Company or the Subsidiaries that have not been finally settled or paid in full. For the purposes of this Merger Agreement, the term "tax" shall include all federal and state income or franchise taxes and all state and local sales and use taxes together with all interest, penalties and additions imposed with respect to such amounts.

          (b) Section 5.14 of the Company Disclosure Schedule sets forth a list of the states in which the Company and the Subsidiaries currently file tax returns. There are no waivers or extensions of any applicable statute of limitations for the assessment or collection of such taxes with respect to the Company's and the Subsidiaries' returns, which waivers or extensions are currently in effect. Except as set forth in Section 5.14 of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries has received notice of any actions, suits, proceedings, investigations, audits, claims or assessments in connection with any taxes that are presently pending and, to the Company's knowledge, there are no suits, actions or audits proposed with regard to any taxes that relate to the Company or any of the Subsidiaries for which any of them would be liable.

          (c) Except as set forth in Section 5.14 of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries has received a Tax Ruling or entered into a Tax Closing Agreement with any taxing authority that would have a continuing material effect after the Effective Date. For purposes of the preceding sentence, the term "Tax Ruling" shall mean a written ruling of a taxing authority relating to taxes, and the term "Tax Closing Agreement" shall mean a written agreement with a taxing authority relating to taxes.

          (d) Neither the Company nor any of the Subsidiaries is required to make any adjustment pursuant to Section 481 of the Code by reason of a change in accounting method or otherwise.

          (e) To the Company's knowledge, there are no liens, pledges, security interests or mortgages for taxes (other than for taxes not yet due and payable) upon the assets of either the Company or the Subsidiaries.

     Section 5.15 Certain Agreements. Except as set forth in Section 5.15 of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries is a party to any material oral or written (i) agreement, contract, indenture or other instrument relating to indebtedness, or (ii) agreement which, after giving effect to the transactions contemplated by this Merger Agreement, purports to restrict or bind Parent or any of its subsidiaries, other than the Surviving Corporation and its subsidiaries, in any respect. Neither the Company nor any of the Subsidiaries is in default (or would be in default with notice or lapse of time, or both) under any indenture, note, credit agreement, loan document, lease, license or other agreement including, but not limited to, any Company Benefit Plan (as defined in Section 5.21), whether or not such default has been waived, which default has or would have, if not waived, a Company Material Adverse Effect.

     Section 5.16 Premium Balances Receivable. The premium balances receivable of the Company and the Subsidiaries as reflected in the September Financial Statements, to the extent uncollected on the date hereof, and the premium balances receivable reflected on the books of the Company and the Subsidiaries as of the date hereof, are valid and existing and represent monies due, and the Company has made reserves reasonably considered adequate for receivables not collectible in the ordinary course of business, and (subject to the aforesaid reserves) are subject to no refunds or other adjustments and to no defenses, rights of setoff, assignments, restrictions, encumbrances or conditions enforceable by third parties on or affecting any material amount thereof.

     Section 5.17 Investment Portfolio and Other Assets. The Company, including, for purposes of this Section 5.17, the Subsidiaries, owns an investment portfolio acquired in the ordinary course of business, and a true and complete list of the securities and other investments in such investment portfolio, as of November 30, 1994, with information included thereon as to the cost of each such investment and the market value thereof as of such date, is listed in Section 5.17 of the Company Disclosure Schedule. As of November 30, 1994, to the Company's knowledge, (i) none of the investments included in such investment portfolio is in default in the payment of principal or interest or dividends or impaired to any extent and (ii) all investments included in such investment portfolio comply (x) with all insurance laws and regulations of each of the states to which the Company and the Subsidiaries is subject relating thereto and (y) with all federal and state securities laws.

     Section 5.18 Intellectual Property. Section 5.18 of the Company Disclosure Schedule sets forth a complete and correct listing of the Intellectual Property (as defined in this Section 5.18). All Intellectual Property listed therein is owned by the Company or the Subsidiaries free and clear of all liens, claims, licenses or other encumbrances and is not known by the Company or the Subsidiaries to be the subject of any challenge. There are no unresolved claims made and there has not been communicated to the Company or the Subsidiaries the threat of any claim that the holder of such Intellectual Property is in violation or infringement of any trademark, service mark, patent, trade name, copyright, trade secret or copyright registration of any other Person. The Company and each of the Subsidiaries is the owner of the patents, patent licenses, trade names, trademarks, service marks, trade secrets, pending trademark applications, pending copyright applications, copyrights, know-how and other proprietary rights necessary for the conduct of their respective businesses as now conducted, and without any known conflict with the rights of others, and neither the Company nor any of the Subsidiaries has forfeited or otherwise relinquished any such patent, patent license, trade name, trademark, service mark, trade secret, pending trademark application, pending copyright application, copyright, know-how or other proprietary right necessary for the conduct of their respective businesses as conducted on the date hereof. For purposes of this Merger Agreement, "Intellectual Property" shall mean all letters patent, patent applications, trademarks, service marks, trade names, copyrights, pending trademark applications, pending copyright applications and licenses and rights with respect to the foregoing that the Company or any of the Subsidiaries owns or possesses.

     Section 5.19 Licenses. Except as set forth in Section 5.19 of the Company Disclosure Schedule, the Company and the Subsidiaries have obtained all licenses, certificates of authority, permits, authorizations, orders and approvals of, and have made all registrations or filings with, all Governmental Entities as required in connection with the conduct of the businesses of the Company and the Subsidiaries, other than licenses, certificates, permits, authorizations, orders, approvals, registrations or filings which if not obtained or made would not have a Company Material Adverse Effect (collectively, the "Licenses"). Section 5.19 of the Company Disclosure Schedule sets forth a true and complete list of the Company's and each Subsidiary's Licenses (including the jurisdictions in which the Company and the Subsidiaries possess Licenses or other approvals to conduct their insurance businesses) together with a description of the nature thereof. Except as set forth in Section 5.19 of the Company Disclosure Schedule, the Company has heretofore made available to Parent true and complete copies of all of such Licenses as are currently in effect. Except as set forth in Section 5.19 of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries is improperly transacting any insurance business in any jurisdiction in which it is not authorized or permitted to transact such business. All Licenses are valid and in full force and effect. No such License is the subject of a proceeding for suspension or revocation or similar proceedings. No jurisdiction has demanded or requested that the Company or any of the Subsidiaries qualify or become licensed as a foreign corporation, except with respect to their respective insurance or reinsurance business.

     Section 5.20 Intercompany and Affiliate Transactions; Insider Interests.

          (a) Except as otherwise disclosed in the Company SEC Reports, Section
     5.20 of the Company Disclosure Schedule lists all intercompany agreements or arrangements of any kind between or among the Company and/or the Subsidiaries, on the one hand, and the Company's officers, directors or stockholders owning more than 5% of Company Common Stock, on the other hand.

          (b) Except as set forth in Section 5.20 of the Company Disclosure Schedule and except as otherwise disclosed in the Company SEC Reports, none of the Company's officers or directors has any direct or indirect interest, either by way of stock ownership or otherwise, in any firm, corporation, association or business enterprise, which competes with the Company or the Subsidiaries, is a supplier, client, customer, agent or broker of the Company or the Subsidiaries, or is otherwise engaged in the business engaged in by the Company and the Subsidiaries. Ownership of capital stock listed on a national securities exchange or traded in the over-the-counter market of any corporation shall not be deemed a violation of this Section, provided the owner thereof and his affiliates do not own more than an aggregate of five percent of the capital stock of such corporation.

     Section 5.21 Employee Benefit Plans. Section 5.21 of the Company Disclosure Schedule lists all employee benefit or compensation plans, agreements or arrangements, of any kind whatsoever, including "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"), and including, but not limited to, plans, agreements or arrangements relating to former employees, maintained, contributed to, or sponsored by the Company or the Subsidiaries, and any collective bargaining agreements to which the Company or the Subsidiaries is a party or under which the Company or any of the Subsidiaries has any obligation (together, the "Company Benefit Plans"). Except to the extent that a breach of the following representations would not, in the aggregate, have a Company Material Adverse
Effect: (a) the consummation of the Merger does not trigger any payment obligations (contingent or otherwise) by, or increase any liabilities of, the Company or the Subsidiaries under any Company Benefit Plan; (b) no default exists with respect to the obligations of the Company or the Subsidiaries under any Company Benefit Plan; (c) there have been no disputes or grievances subject to any grievance procedure, unfair labor practice proceedings, arbitration or litigation under any Company Benefit Plan, which have not been finally resolved, settled or otherwise disposed of, nor is there any default, or any

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

condition which, with notice or lapse of time or both, would constitute such a default, under any Company Benefit Plan, by the Company or the Subsidiaries, or any other party thereto; (d) there have been no strikes, lockouts or work stoppages, slowdowns, jurisdictional disputes or organizing activity occurring or threatened with respect to the business or operations of the Company or the Subsidiaries. All Company Benefit Plans have been administered in accordance, and are in compliance, with all applicable provisions of ERISA, the Code and other applicable law.

     Section 5.22 ERISA. Each of the Company Benefit Plans which is intended to meet the requirements of Section 401(a) of the Code has been determined by the Internal Revenue Service to be "qualified," within the meaning of such section of the Code, and the Company knows of no fact which would have an adverse effect on the qualified status of such plans. There are not now, nor have there been, any non-exempt "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, involving the Company Benefit Plans which could subject the Company, the Subsidiaries, Parent or the Surviving Corporation to any liability under Title I of ERISA or to any penalty or tax imposed under Section 502(i) of ERISA or Section 4975 of the Code. No Company Benefit Plan is subject to Title IV of ERISA. None of the Company, the Subsidiaries, nor any trade or business, whether or not incorporated, which has ever been treated as a single employer together with the Company under Section 414(b) or 414(c) of the Code (a "Related Entity"), has ever maintained, sponsored, or contributed to any plan subject to Title IV of ERISA, and none of the Company, the Subsidiaries nor any Related Entity has otherwise incurred any liability under Title IV of ERISA.

     Section 5.23 Officers, Directors and Employees. Except as otherwise disclosed in the Company SEC Reports, Section 5.23 of the Company Disclosure Schedule sets forth the names of and total cash compensation paid by the Company or the Subsidiaries to (a) the Company's officers and directors and (b) each other employee whose salary for the fiscal year ended December 31, 1993, equaled or exceeded $50,000 or who received or has accrued in respect of such period a cash bonus equal to or in excess of $10,000 or who will receive a salary for the fiscal year ending December 31, 1994 equal to or in excess of $50,000.

     Section 5.24 Company Action; Takeover Provisions Inapplicable. The Board of Directors of the Company (at a meeting duly called and held) has by the requisite vote of all directors present (i) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (ii) approved the Merger in accordance with the provisions of
Section 251 of the DGCL, (iii) recommended the approval of this Merger Agreement and the Merger by the stockholders of the Company and directed that the Merger be submitted for consideration by its stockholders, (iv) taken all necessary steps to render Section 203 of the DGCL inapplicable to the Merger and the transactions contemplated by this Merger Agreement and (v) adopted a resolution having the effect of causing the Company not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Merger Agreement.

     Section 5.25 Pending Claims. Section 5.25 of the Company Disclosure Schedule lists all pending claims arising from insurance or reinsurance policies issued by the Company and the Subsidiaries for which, as of the date hereof, amounts reserved by the Company and the Subsidiaries exceed $50,000.

     Section 5.26 Insurance for the Benefit of the Company and the Subsidiaries. The Company and the Subsidiaries have, and will make provision through the Effective Date for, usual insurance coverage on their property and assets customary for businesses similar to the Company and consistent with past practice.

     Section 5.27 Title to Assets; Liens. The Company and the Subsidiaries have good and marketable title to all of their respective premium balances receivable, property, equipment and other assets, and such assets are free and clear of any mortgages, liens, charges, encumbrances or title defects of any nature whatsoever, except for such mortgages, liens, charges, encumbrances or title defects which would not, individually or in the aggregate, materially and adversely affect the value of such property as carried on the financial statements which are included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994. The Company and the Subsidiaries have valid and enforceable leases for the premises and the equipment, furniture and fixtures purported to be leased by them.

     Section 5.28 Ability to Conduct Business. The Company is unaware of any fact, other than circumstances, matters or events attributable, directly or indirectly, to Parent which, with or without the passage of time, would prevent Parent from conducting the business of the Company and the Subsidiaries substantially as it is currently being conducted, except as otherwise contemplated hereby and except with respect to regulatory notices, filings and applications that Parent is required to make in connection with the consummation of the transactions contemplated hereby and with such other exceptions as would not, individually or in the aggregate, have a Company Material Adverse Effect.

     Section 5.29 Financial Advisor. Except as set forth in Section 6.1 of the Company Disclosure Schedule and except for McDonald & Company Securities, Inc. ("McDonald"), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of the Company, and the fees and commissions payable to McDonald as contemplated by this Section will be payable by the Company.

     Section 5.30 Questionable Payments. To the best knowledge of the Company, neither the Company nor any Subsidiary nor any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any Subsidiary has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to government officials or employees or Agents from corporate funds, or established or maintained any unlawful or unrecorded funds.

     Section 5.31 Fairness Opinion. The Company has received the opinion of McDonald, financial advisor to the Company, dated the date hereof, to the effect that the Exchange Rate is fair to the holders of Company Common Stock from a financial point of view. The Company will deliver a copy of the written opinion of McDonald to Parent promptly after receipt thereof.

     Section 5.32 Disclosure. The representations and warranties of the Company in this Merger Agreement, modified by the Company Disclosure Schedule, to the Company's knowledge, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein not misleading.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Date, unless Parent shall otherwise agree in writing:

          (i) the Company shall, and shall cause the Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause the Subsidiaries to, use their reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. The Company shall, and shall cause the Subsidiaries to (A) maintain insurance coverages on their own property and assets and their books, accounts and records in the usual manner consistent with prior practices; (B) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to the Company and the Subsidiaries; (C) maintain and keep their properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (D) perform in all material respects their obligations under all contracts and commitments to which any of them is a party or by which any of them is bound;

          (ii) except as required by this Merger Agreement or otherwise disclosed in Section 6.1 of the Company Disclosure Schedule, the Company shall not and shall not propose to (A) sell or pledge or agree to sell or pledge any capital stock of the Subsidiaries; (B) amend its Certificate of Incorporation or By-laws or those of the Subsidiaries; (C) split, combine or reclassify its outstanding capital stock or issue

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

     or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or extend any credit to any officer, director or stockholder; or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Company Common Stock;

          (iii) except as required by this Merger Agreement or otherwise disclosed in Section 6.1 of the Company Disclosure Schedule, the Company shall not, nor shall it permit the Subsidiaries to (A) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any indebtedness or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of Company Common Stock pursuant to the exercise of Company Options outstanding on the date hereof; (B) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets involving expenditures or proceeds in an amount, individually or in the aggregate, greater than $100,000, other than the acquisition or lease of telephone systems for the Company or the Subsidiaries, the cost of which will not exceed $400,000;
     (C) assume, incur or guarantee additional indebtedness; (D) enter into any contract or commitment of any kind material, individually or in the aggregate, to the Company or the Subsidiaries other than in the ordinary course of business and consistent with past practice, or permit or suffer to be cancelled any contract material, individually or in the aggregate, to the Company or the Subsidiaries; (E) encumber or grant a security interest in any material asset or enter into any other material transaction; (F) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (G) decrease any case reserve or any bulk reserve other than in the ordinary course of business; (H) make any change in the underwriting, reserves or claims adjustment practices which would have a Company Material Adverse Effect; or (I) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; and

          (iv) except as otherwise disclosed in Section 6.1 of the Company Disclosure Schedule, the Company shall not, nor shall it permit the Subsidiaries to, except as required to comply with applicable law and except as provided in Section 3.5 hereof or elsewhere in this Merger Agreement (A) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other Company Benefit Plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee; (B) increase in any manner the compensation or fringe benefit of any director, officer or employee; (C) pay any benefit not provided under any existing plan or arrangement heretofore disclosed to Parent; (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder); (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan other than in the ordinary course of business consistent with past practice or as required thereunder; or (F) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing; and

          (v) the Company shall not, nor shall it permit the Subsidiaries to, take any action with respect to accounting policies or procedures other than reasonable and usual actions in the ordinary course and consistent with past practice.

     Section 6.2 No Solicitation. Neither the Company nor any of the Subsidiaries shall, directly or indirectly, take (nor shall the Company authorize or permit its Subsidiaries, officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates to take) any action to (i) encourage, solicit or initiate the submission of any Acquisition Proposal (as defined in this Section 6.2), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company will promptly communicate to Parent the terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it. Notwithstanding the foregoing, neither the provisions contained in this Section
6.2 or elsewhere in this Merger Agreement shall prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide written proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if the Board of Directors of the Company determines in good faith, based as to legal matters on the advice of counsel, that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law (the "Company Board Fiduciary Duties") and (ii) complying with Rule 14e-2 of the Exchange Act with regard to any Acquisition Proposal, if applicable. "Acquisition Proposal" shall mean any proposed (A) merger, consolidation or similar transaction involving the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or the Subsidiaries representing 30% or more of the consolidated assets of the Company and the Subsidiaries, (C) issue, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 30% or more of the voting power of the Company or
(D) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange
Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 30% or more of the outstanding Company Common Stock. The exercise of the Company Board Fiduciary Duties, notwithstanding any other provision of this Merger Agreement, shall not constitute a breach or violation of any provision of this Merger Agreement; provided, that the parties acknowledge that nothing contained in this Section 6.2 shall either expand or narrow the obligations of the Company under Section 10.3.

     Section 6.3 Notice of Breach. Each party shall promptly give written notice to the other parties upon becoming aware of the occurrence or, to its knowledge, impending or threatened occurrence, of any event which could cause or constitute a breach of any of its representations, warranties or covenants contained or referenced in this Merger Agreement or which could cause a Company Material Adverse Effect or a Parent Material Adverse Effect, and will use its best efforts to prevent or promptly remedy the same. Any such notification shall not be deemed an amendment of the Company Disclosure Schedule. No disclosure to, or investigation made by or on behalf of, any party hereto on or before the Effective Date shall affect or limit the representations, warranties and covenants of any party under this Merger Agreement.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     Section 7.1 Access and Information. The Company and the Subsidiaries shall afford to Parent and to Parent's accountants, counsel and other representatives, full access during normal business hours (and at such other times as the parties may mutually agree) throughout the period prior to the Effective Date to all of their properties, books, contracts, commitments, records and personnel and, during such period, the Company shall furnish promptly to Parent all information concerning its business (including any applications or notifications made to or by any Governmental Entity), properties and personnel as Parent may reasonably request. In addition, the Company shall promptly deliver to Parent all regulatory reports that are filed with respect to the Company or any Subsidiary, and any correspondence between the Company or any Subsidiary on the one hand and any state insurance regulatory agency on the other hand. Upon gaining access pursuant to this Section 7.1, Parent shall conduct itself in such a manner so as not to be disruptive of the ordinary business activities of the Company or the Subsidiaries. Parent shall hold, and shall cause its respective employees and agents to hold, in confidence all such information in accordance with the terms of the Confidentiality Agreement dated November 14, 1994 between Parent and the Company. Parent shall afford to the Company and to its accountants, counsel and other representatives the same access it would grant to a significant institutional investor provided Parent were acting reasonably. The Company shall hold, and shall cause its respective employees and agents to hold, in confidence all such information in accordance with the terms of the Confidentiality Agreement dated December 12, 1994 between Parent and the Company.

     Section 7.2  Registration Statement/Proxy Statement.

          (a) As promptly as practicable after the execution of this Merger Agreement, the Company and Parent shall prepare and file with the Commission preliminary proxy materials which shall constitute the preliminary Proxy Statement (as defined in Section 7.9) and a preliminary prospectus with respect to the Parent Common Stock to be issued in connection with the Merger. As promptly as practicable after comments are received from the Commission with respect to the preliminary proxy materials and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall file with the Commission the definitive Proxy Statement and Parent shall file with the Commission the Registration Statement (as defined in Section 7.9) and Parent and the Company shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable.

          (b) Parent and the Company shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder, under applicable Blue Sky or similar securities laws, and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto.

     Section 7.3  Compliance with the Securities Act.

          (a) Prior to the Effective Date, the Company shall deliver to Parent a letter setting forth a true and complete list of persons whom the Company believes may be deemed to be "affiliates" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates").

          (b) The Company shall use its reasonable efforts to obtain as promptly as practicable a written agreement from each person who is identified as an Affiliate in the letter referred to in clause (a) above, in the form previously approved by the parties, that he or she will not offer to sell, sell or otherwise dispose of any of the Parent Common Stock issued to him or her pursuant to the Merger, except in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act. The Company shall deliver all such written agreements obtained by it to Parent on or prior to the Effective Date. The Company shall use its reasonable efforts to cause each person who is identified as an Affiliate in such letter to deliver to Parent, on or prior to the earlier of (i) the mailing of the Proxy Statement or (ii) the thirtieth day prior to the Effective Date, a written agreement, in the form to be approved by the parties hereto, that such Affiliate will not thereafter sell or in any other way reduce such Affiliate's risk relative to any Parent Common Stock received in the Merger (within the meaning of the Commission's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies," sec. 201.01 (47 F.R. 21030) (April 15, 1982)), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the Commission. As soon as is reasonably practicable but in no event later than 45 days after the end of the first fiscal quarter of Parent ending at least 30 days after the Effective Date, Parent will publish results including at least 30 days of combined operations of Parent and the Company as referred to in the written agreements provided for by this Section 7.3(b).

     Section 7.4 Stock Exchange Listing. Parent shall list on the New York Stock Exchange ("NYSE"), upon official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger.

     Section 7.5 Consents, Approvals and Filings. Parent and the Company shall make, and cause their subsidiaries and affiliates to make, all necessary filings with respect to the Merger and the other transactions contemplated hereby including, without limitation, those required under the HSR Act, the Securities Act and the Exchange Act and the rules and regulations thereunder, under applicable Blue Sky or similar securities laws and under Applicable Insurance Laws, including, without limitation, ORC Section 3901.321(F), and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto to (i) comply as promptly as practicable with all governmental requirements applicable to the Merger and the other transactions contemplated hereby and (ii) obtain promptly all necessary permits, orders and other consents of Governmental Entities and consents of third parties necessary for the consummation of the Merger and the other transactions contemplated hereby.

     Section 7.6 HSR Act. The Company and Parent shall use, and shall cause their "ultimate parent entities" (if applicable) to use, their best efforts to file by January 15, 1995 notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters.

     Section 7.7 Additional Agreements.

          (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Merger Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the HSR Act and with all applicable Governmental Entities) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the appropriate vote of stockholders of the Company.

          (b) In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Merger Agreement, the proper officers and/or directors of Parent, the Company and the Surviving Corporation shall take all such necessary action.

          (c) Following the Effective Date, Parent shall conduct its business, and shall cause the Surviving Corporation to conduct its business, in a manner which would not jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Code. Parent and Merger Sub will provide the Company with certain factual representations of Parent and Merger Sub reasonably requested by the Company as necessary to confirm that Parent and Merger Sub will not take any action on or after the Effective Date that would jeopardize the tax free nature of the transaction.

     Section 7.8 Takeover Provisions Inapplicable. The Company shall take all actions necessary to ensure that the consummation of the Merger and the other transactions contemplated hereby shall not render Section 203 of the DGCL applicable to such transactions.

     Section 7.9 Information in Disclosure Documents, Registration Statements, Etc. Each of Parent, Merger Sub and the Company agree that none of the information supplied by it for inclusion in (i) the Registration Statement to be filed with the Commission by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") and (ii) the prospectus/proxy statement of the Company and Parent (the "Proxy Statement") required to be mailed to the stockholders of the Company in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Meeting to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent and Merger Sub agree that the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder. The Company agrees that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     Section 7.10 Indemnification. From and after the Effective Date, Parent shall indemnify, defend and hold harmless the officers, directors and employees of the Company and the Subsidiaries (individually, an

"Indemnified Party" and collectively, the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities ("Claims") based in whole or in part on the fact that such person is or was such officer, director or employee of the Company or the Subsidiaries (including arising out of the transactions contemplated by this Merger Agreement) to the fullest extent permitted or required under applicable law. Parent agrees that all rights to indemnification existing in favor of the directors, officers or employees of the Company as provided in the Company's or the Subsidiaries' respective Articles or Certificate of Incorporation or By-Laws or Code of Regulations, as in effect as of the date hereof, with respect to matters occurring through the Effective Date, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Date and Parent hereby guaranties unconditionally the satisfaction of all such rights to indemnification (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware law, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by
Section 145(e) of the DGCL). Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Date) after the Effective Date (i) the Indemnified Parties may retain the Company's regularly engaged independent legal counsel or other independent legal counsel satisfactory to them, provided that such other counsel shall be reasonably acceptable to Parent, (ii) Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and (iii) Parent shall use its reasonable efforts to assist in the defense of any such matter, provided that Parent shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 7.10, upon learning of any such Claim shall notify Parent (although the failure to so notify Parent shall not relieve Parent from any liability which Parent may have under this Section 7.10, except to the extent such failure materially prejudices Parent) and shall deliver to Parent the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain no more than one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to the Indemnified Parties), a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which event such additional counsel as may be required may be retained by the Indemnified Parties and will be paid by Parent. Parent agrees to maintain, or to cause the Surviving Corporation to maintain, in effect for not less than three years after the Effective Date, the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Date; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties and (ii) the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

     Section 7.11 Employee Benefits. With respect to benefit plans available to employees of the Company or the Subsidiaries generally, for at least one year from and after the Effective Date, Parent shall cause the Surviving Corporation to either (i) maintain all employee benefits of the Company or the Subsidiary, as the case may be, including, without limitation, benefits under employee benefit plans, policies and arrangements, existing on the Effective Date or (ii) provide benefits to employees and former employees, as applicable, of the Surviving Corporation that are, taken as a whole, substantially equivalent to or better than the benefits offered to such persons by the Company or applicable Subsidiary, as the case may be, immediately prior to the Effective Date; provided, however, that neither Parent nor the Surviving Corporation shall be required to adopt or maintain any plan or arrangement providing for the sale of the Parent Common Stock or Company Common Stock other than the Victoria Financial Corporation 401(k) Plan. In no event, however, shall the provisions of this Section 7.11 prohibit the consolidation of the Company's and the Subsidiaries' benefit plans, as long as after such consolidation, the benefits provided to employees and former employees, as applicable, of the Company and the Subsidiaries are, taken as a whole, substantially equivalent to or better than the benefits offered to such persons by the Company or applicable Subsidiary, as the case may be, immediately prior to such consolidation.

     Section 7.12 Employment Arrangements. On or prior to the Effective Date, Parent shall use all reasonable efforts to enter into, or cause the Surviving Corporation to enter into, agreements with the individuals specified in Section
7.12 of the Company Disclosure Schedule providing, in the event of termination for any reason other than for cause prior to the first anniversary of the Effective Date, for salary equivalent severance payments for a period equal to the greater of six months or two weeks per year of service to the Company and the Surviving Corporation, taken together, provided that, in accordance with the current practice of the Parent, the Surviving Corporation may require a release of all claims relating to employment matters from such individuals as consideration for such payments and such payments shall be in lieu of any other severance benefits payable under the Company's current plans, policies or arrangements.

     Section 7.13 Lease Extension. Notwithstanding any other provision contained in this Merger Agreement, Parent acknowledges that the Company may enter into a lease extension respecting its principal office location at 5915 Landerbrook Place, Cleveland, Ohio 44124 for a period of three years at a rental equal to the rental amount for the extension as contained in the existing lease.

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

     Section 8.1 Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

          (a) This Merger Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock;

          (b) The Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance;

          (c) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect;

          (d) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all approvals necessary for the consummation of the transactions contemplated by this Merger Agreement including, without limitation, any approval required by the ORC, shall have been obtained from the insurance commissioners, directors or superintendents, as the case may be, of the applicable state insurance departments, and any such approvals shall be in full force and effect;

          (e) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity shall be in effect, which prevents the consummation of the Merger or makes such consummation illegal.

     Section 8.2 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following additional conditions, unless waived by the Company:

          (a) Parent and Merger Sub shall have performed in all material respects their agreements contained in this Merger Agreement required to be performed on or prior to the Effective Date, and except as contemplated or permitted by this Merger Agreement, the representations and warranties of Parent and Merger Sub contained in this Merger Agreement that are subject to a Parent Material Adverse Effect qualifier shall be true and correct when made and on and as of the Effective Date as if made on and as of such date, and the representations and warranties of Parent and Merger Sub contained in this Merger Agreement that are not subject to such a qualifier shall be true and correct (except where the failure to be true and correct, alone or taken together with other failures to be true and correct, would not have a

     Parent Material Adverse Effect) when made and on and as of the Effective Date as if made on and as of such date, except for the representations and warranties set forth in Sections 4.2(a) (second, third and final sentences only) and 4.4 which were or will be true in all material respects at such time or times as stated therein and the representations and warranties set forth in Section 4.5 which were true in all material respects as of the date hereof; and

          (b) The Company shall have received a certificate, dated the Effective Date, signed by the President or Chief Executive Officer or a Vice President of Parent and Merger Sub, certifying that the conditions specified in Section 8.2(a) have been fulfilled.

     Section 8.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following additional conditions, unless waived by Parent:

          (a) The Company shall have performed in all material respects its agreements contained in this Merger Agreement required to be performed on or prior to the Effective Date, and except as contemplated or permitted by this Merger Agreement, the representations and warranties of the Company contained in this Merger Agreement that are subject to a Company Material Adverse Effect qualifier shall be true and correct when made and on and as of the Effective Date as if made on and as of such date, and the representations and warranties of the Company contained in this Merger Agreement that are not subject to such a qualifier shall be true and correct (except where the failure to be true and correct, alone or taken together with other failures to be true and correct, would not have a Company Material Adverse Effect) when made and on and as of the Effective Date as if made on and as of such date, except (i) in the case of Section 5.2, for any failure to be true and correct resulting from the exercise of Company Options, (ii) in the case of Section 5.20(a), for any failure to be true and correct resulting from a change following the date hereof in the persons owning more than 5% of Company Common Stock and (iii) for the representations and warranties set forth in 5.5, 5.13(a) and (c), 5.17 and
     5.25 which were true in all material respects at such time as stated therein;

          (b) Parent and Merger Sub shall have received a certificate, dated the Effective Date, signed by the President or Chief Executive Officer or a Vice President of the Company, certifying that the conditions specified in
     Section 8.3(a) have been fulfilled;

          (c) In connection with the receipt of the approvals referred to in
     Section 8.1(d), no approval shall impose on Parent or Merger Sub any conditions or other requirements that would (i) cause Parent or Merger Sub any material additional costs, or (ii) interfere with the continued operations of the Company and the Subsidiaries, taken as a whole, or Parent or its subsidiaries;

          (d) From the date hereof to the Effective Date, there shall not have occurred any material adverse change (other than one resulting from or relating to this Merger Agreement or the transactions contemplated hereby) in the business, properties, assets, condition (financial or otherwise), liabilities or operations of the Company and the Subsidiaries taken as a whole;

          (e) Parent shall have received a letter from KPMG Peat Marwick, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement; and

          (f) The Employment Agreement between Parent or a subsidiary thereof and Kenneth R. Rosen dated December 18, 1994 is in full force and effect as of the Effective Date.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     Section 9.1 Termination. This Merger Agreement may be terminated at any time prior to the Effective Date:

          (a) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company;

          (b) by either Parent or the Company if the Merger shall not have been consummated on or before July 31, 1995 (provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under this Merger Agreement or responsible for the failure of the Merger to occur on or before such date);

          (c) by the Company if any of the conditions specified in Sections 8.1 and 8.2 have not been met or waived by the Company at such time as such condition is no longer capable of satisfaction;

          (d) by Parent if any of the conditions specified in Sections 8.1 and
     8.3 have not been met or waived by Parent at such time as such condition is no longer capable of satisfaction;

          (e) by either Parent or the Company if the other party shall have breached this Merger Agreement in any material respect and such breach either continues for a period of ten days after the receipt of notice of the breach from the non-breaching party or is not susceptible to cure;

          (f) by either the Company or Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation to the Company's stockholders of this Merger Agreement or the Merger or shall have approved or recommended to the Company's stockholders that they accept the terms of any Acquisition Proposal or shall have resolved to take any of the foregoing actions; provided, however, that reasonable delay required to comply with the Company Board Fiduciary Duties shall not be deemed to be a withdrawal or a modification adverse to Parent; or (ii) a Third Party Acquisition shall have occurred; provided, however, that such termination under this clause
     (f) shall not relieve the Company of its fee obligations under Section 10.3 hereof. "Third Party Acquisition" means the occurrence of any of the following events: (w) the acquisition of the Company by merger, tender offer or otherwise by any person other than Parent, Merger Sub or any affiliate thereof (a "Third Party"); (x) the acquisition by a Third Party of 30% or more of the total assets of the Company and the Subsidiaries, taken as a whole; or (y) the acquisition by a Third Party of beneficial ownership, or the right to acquire beneficial ownership, of 30% or more of the outstanding Company Common Stock or other voting power of the Company; provided, however, that in the event Parent terminates this Merger Agreement pursuant to this clause (y), a fee shall be payable under Section
     10.3 only so long as, and on or after the date when, the Company (1) is acquired (or enters into an agreement to be acquired) by merger, tender offer or otherwise by such Third Party or (2) enters into an agreement with a Third Party providing for the acquisition by said Third Party of 30% or more of the total assets of the Company or the Subsidiaries, in each case, within twelve months of the acquisition of, or right to acquire, such 30% beneficial ownership. Notwithstanding anything to the contrary contained herein, "Third Party" shall not include the Company or any Subsidiary (for purposes of this sentence, "Subsidiary" shall include all subsidiaries of the Company as of the date hereof and all subsidiaries formed from and after the date hereof).

     Section 9.2 Effect of Termination. In the event of termination of this Merger Agreement by either Parent or the Company, as provided above, this Merger Agreement shall forthwith become void and (except for the willful breach of this Merger Agreement by any party hereto) there shall be no liability on the part of the Company, Parent or Merger Sub or their respective officers or directors; provided that Section 4.6, Section 5.29, the antepenultimate and last sentences of Section 7.1 and Section 10.3 shall survive the termination of this Merger Agreement.

     Section 9.3 Amendment. This Merger Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval hereof by the stockholders of the Company, but, after such approval, no amendment shall be made which changes the ratios at which Company Common Stock is to be converted into Parent Common Stock as provided in Section 3.1 or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.4 Waiver. At any time prior to the Effective Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein provided, however, that no such waiver shall materially adversely affect the rights of the Company's and Parent's stockholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                               GENERAL PROVISIONS

     Section 10.1 Non-Survival of Representations, Warranties and Agreements. No representations, warranties or agreements in this Merger Agreement shall survive the Merger, except for the agreements contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.7, 7.3(b) (the last sentence only), 7.7,
10.1, 10.3 and 10.7, and except for the agreements referred to in Sections 7.3(b), 7.10 and 7.11 (for the periods provided therein).

     Section 10.2 Notices. All notices or other communications under this Merger Agreement shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), or upon transmission thereof if by facsimile, addressed as follows:

     If to the Company:
          Victoria Financial Corporation
          5915 Landerbrook Drive
          Cleveland, Ohio 44124-1058
          Attention: Chief Financial Officer
          Facsimile No.: (216) 461-0958

     With a copy to:
          Benesch, Friedlander, Coplan & Aronoff
          2300 BP America Building
          200 Public Square
          Cleveland, Ohio 44114
          Attention: Richard D. Margolis
          Facsimile No.: (216) 363-4588

     If to Parent or Merger Sub:
          USF&G Corporation
          100 Light Street
          Baltimore, Maryland 21202
          Attention: Corporate Secretary
          Facsimile No.: (410) 234-2056

     With a copy to:
          Willkie Farr & Gallagher
          One Citicorp Center
          153 East 53rd Street
          New York, New York 10022
          Attention: Michael G. Marks
          Facsimile No.: (212) 821-8111

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 10.2.

     Section 10.3 Fees and Expenses.

          (a) Except as provided below in this Section 10.3, all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except that the Company and Parent each agree to pay 50% of all printing expenses incurred by either party in connection with the Registration Statement and the Proxy Statement. Notwithstanding the provisions of the preceding sentence, in any action, suit or other proceeding under or to enforce any provision of this Merger Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and other out-of-pocket expenses from the losing party.

             (b) (i) If this Merger Agreement is terminated by Parent pursuant to (A) Section 9.1(d) or (e) hereof as a result of any willful breach by the Company of any of the representations, warranties, covenants or agreements of the Company contained in this Merger Agreement, or (B)
        Section 9.1(f) hereof, the Company shall pay, or cause to be paid, in same day funds to Parent upon demand, all actual out-of-pocket costs, expenses and fees (including, without limitation, fees payable to all investment banking firms and other institutions, and their respective agents, and including attorneys fees and expenses and other professional or service fees and expenses) incurred or to be incurred by Parent or Merger Sub in connection with this Merger Agreement and the transactions contemplated hereby.

             (ii) If this Merger Agreement is terminated by the Company pursuant to Section 9.1(c) or (e) hereof as a result of any willful breach by Parent or Merger Sub of any of the representations, warranties, covenants or agreements of Parent or Merger Sub contained in this Merger Agreement, Parent shall pay, or cause to be paid, in same day funds to the Company upon demand, all actual out-of-pocket costs, expenses and fees (including, without limitation, fees payable to all investment banking firms and other institutions, and their respective agents, and including attorneys fees and expenses and other professional or service fees and expenses) incurred or to be incurred by the Company in connection with this Merger Agreement and the transactions contemplated hereby.

          (c) In addition to any amounts payable under clause (b) of this
     Section 10.3, the Company shall pay, or cause to be paid, in same day funds to Parent upon demand a fee of $2,500,000 if:

             (i) this Merger Agreement is terminated by Parent pursuant to
        Section 9.1(f), giving effect to the proviso contained in the definition of Third Party Acquisition; or

             (ii) this Merger Agreement is terminated by Parent pursuant to
        Section 9.1(e) and within 12 months thereafter, the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, involving a Third Party (x) with whom the Company (or its agents) had any discussions with respect to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with respect to or with a view to a Third Party Acquisition or (z) who had submitted an Acquisition Proposal or expressed any interest publicly or to the Company in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z), at any time from and after the date hereof to the date of such termination.

     Section 10.4 Publicity. So long as this Merger Agreement is in effect, Parent, Merger Sub and the Company agree to consult with each other in issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Merger Agreement, and none of them shall issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange. The commencement of litigation relating to this Merger Agreement or the transactions contemplated hereby or any proceedings in connection therewith shall not be deemed a violation of this Section 10.4.

     Section 10.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Merger Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     Section 10.6 Interpretation. The headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement. Although this Merger Agreement was amended and restated on February 9, 1995, references in this Merger Agreement to "the date hereof" shall refer to December 18, 1994.

     Section 10.7 Miscellaneous. This Merger Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (other than as provided in the Confidentiality Agreements between the Company and Parent dated November 14, 1994 and December 12, 1994, as the same may be amended); (b) except as provided in Section 7.10, is not intended to confer upon any other person any rights or remedies hereunder; (c) shall not be assigned by operation of law or otherwise, except that Merger Sub shall have the right to assign to Parent or any direct wholly owned subsidiary of Parent any and all rights and obligations of Merger Sub under this Merger Agreement; and (d) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Ohio (without giving effect to the provisions thereof relating to conflicts of law). This Merger Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Merger Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                            USF&G CORPORATION

                                            By:/s/ J. Kendall Huber
                                               ------------------------------
                                               Title: Vice President and
                                                      Deputy General Counsel

                                            QUEENSLAND, INC.

                                            By:/s/ J. Kendall Huber
                                               ------------------------------
                                               Title: Vice President

                                            VICTORIA FINANCIAL CORPORATION

                                            By:/s/ Tab A. Keplinger
                                               ------------------------------
                                               Title: Vice President

                                                                        ANNEX II

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                         MEMBER NEW YORK STOCK EXCHANGE
                                   SUITE 2100
                              800 SUPERIOR AVENUE
                           CLEVELAND, OHIO 44114-2603
                                  216-443-2300
                                                 April 13, 1995

Board of Directors
Victoria Financial Corporation
5915 Landerbrook Drive
Cleveland, OH 44124-1058

Gentlemen:

     You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of common stock, par value $0.01 per share ("Victoria Common"), of Victoria Financial Corporation ("Victoria") of the exchange rate as set forth in Section 3.1(b) of the Agreement and Plan of Merger, dated December 18, 1994 (the "Merger Agreement"), by and among USF&G Corporation ("USF&G"), Queensland, Inc., a wholly owned subsidiary of USF&G (the "Merger Sub") and Victoria.

     The Merger Agreement provides for the merger (the "Merger") of the Merger Sub with and into Victoria, pursuant to which, among other things, at the Effective Date (as defined in the Merger Agreement), outstanding shares of Victoria Common will be exchanged for a specified number of shares of common stock, par value $2.50 per share ("USF&G Common") of USF&G as set forth in
Section 3.1(b) of the Merger Agreement (the "Exchange Rate"). Under the terms of the Merger Agreement, the Exchange Rate will be determined by reference to the average closing price of USF&G Common as reported on the New York Stock Exchange Composite Tape during the twenty trading days immediately preceding the third business day prior to the Effective Date. For purposes of this opinion, we have assumed that the average closing price of USF&G Common as determined in accordance with applicable provisions of the Merger Agreement will not be less than $11.90 per share. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     McDonald & Company Securities, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     We have acted as Victoria's financial advisor in connection with the execution of the Merger Agreement for the sole purpose of rendering this opinion. In connection with rendering our opinion set forth herein, we have among other things:

          (i) Reviewed Victoria's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the three years ended December 31, 1994, December 31, 1993 and December 31, 1992, including the audited financial statements contained therein;

          (ii) Reviewed USF&G's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the three years ended December 31, 1994, December 31, 1993 and December 31, 1992, including the audited financial statements contained therein;

          (iii) Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Victoria and USF&G provided to us or publicly available;

          (iv) Participated in meetings with members of senior management of Victoria and meetings with members of senior management of USF&G concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believe relevant to our inquiry;

          (v) Reviewed certain stock market information for Victoria Common and USF&G Common, and compared it with similar information for certain companies, the securities of which are publicly traded;

          (vi) Compared the results of operations and financial condition of Victoria with that of certain companies which we deemed to be relevant for purposes of this opinion;

          (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

          (viii) Reviewed the Merger Agreement and its schedules and exhibits and certain related documents; and

          (ix) Performed such other analyses as we have deemed appropriate.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations and warranties of Victoria and USF&G contained in the Merger Agreement, without undertaking any responsibility for independent investigation or verification of such matters. We have not conducted a physical inspection of any of the assets, properties or facilities of either Victoria or USF&G, nor have we made or obtained or been furnished with any independent evaluation or appraisal of any of such assets, properties or facilities or any of the liabilities of either Victoria or USF&G. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Victoria as to the future performance of Victoria. McDonald & Company also received consensus security analysts earnings estimates for USF&G, and discussed those estimates with management of USF&G. We express no view as to such financial forecasts or earnings estimates or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Merger Agreement, including the tax-free treatment of the Merger to the holders of Victoria Common, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement.

     We will receive a fee for our services in connection with rendering this opinion.

     In the ordinary course of business, we may actively trade securities of Victoria and USF&G for our own account and for the accounts of customers and, accordingly, we may at any time hold for a long or short position in such securities.

     This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness to Victoria's stockholders, as of the date hereof, from a financial point of view, of the Exchange Rate, and does not address Victoria's underlying business decision to effect the Merger or any other terms of the Merger and does not constitute a recommendation to any Victoria shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent our opinion as to what the value of Victoria Common or USF&G's Common may be at the effective date of the Merger or as to the prospects of USF&G's business, nor are we making any recommendation to Victoria's shareholders with respect to the advisability of disposing or retaining USF&G Common received pursuant to the Merger.

     This opinion has been prepared solely for the confidential use of the Board of Directors and senior management of Victoria and will not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in a proxy statement to be mailed to the holders of Victoria Common in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement will be in a form acceptable to us and our counsel.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Rate, pursuant to the Merger Agreement, is fair to the holders of Victoria Common from a financial point of view.

                                        Very truly yours,

                                        McDONALD & COMPANY SECURITIES, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, the MGCL requires corporations, as a condition to advancing expenses, to obtain (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the MGCL, the corporation's charter and by-laws and (ii) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The USF&G Charter requires USF&G to indemnify its officers and directors and to pay or reimburse expenses in advance of the final disposition of any proceeding to the full extent provided from time to time by Maryland law.

     Under the MGCL, USF&G is permitted to purchase and maintain, and USF&G has purchased and maintains, insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such whether or not USF&G would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. Exhibits.
EXHIBIT
NUMBER
- ------
  2.1   -- Amended and Restated Agreement and Plan of Merger, dated as of December 18, 1994 and amended as of February 9, 1995, among USF&G Corporation, Queensland, Inc. and
           Victoria Financial Corporation (included as Annex I to the Proxy
           Statement/Prospectus). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
  4.1   -- Rights Agreement dated as of September 18, 1987, between USF&G Corporation and
           First Chicago Trust Company of New York (successor to Morgan Shareholder's Service
           Trust Company) including Form of Rights Certificate. (Incorporated by reference to Exhibits 1 and 2 to the Registrant's Form 8-A filed September 21, 1987, File
           No. 1-8233.)
  4.2   -- Bond issuance and payment agreement dated November 16, 1987, for Swiss Franc
           Public Issue of 5 1/2% Bonds 1988-1996 of Swiss Francs 120,000,000. (Incorporated by
           reference to Exhibit 4M to the Registrant's Form 10-K for the year ended December
           31, 1987, File No. 1-8233.)
  4.3   -- Indenture dated January 28, 1994 between USF&G Corporation and Chemical Bank.
           (Incorporated by reference to Exhibit 4E to the Registrant's Form 10-K for the year ended December 31, 1993, File No. 1-8233.)
  4.4   -- Indenture dated January 28, 1994 between USF&G Corporation and Signet Bank.
           (Incorporated by reference to Exhibit 4D to the Registrant's Form 10-K for the year ended December 31, 1994, File No. 1-8233.)

EXHIBIT
NUMBER
- ------
  4.5   -- Form of Note dated March 3, 1994, for Zero Coupon Convertible Subordinated Notes
           due 2009. (Incorporated by reference to Exhibit 4 to the Registrant's Form 8-K dated
           March 3, 1994, File No. 1-8233.)
  4.6   -- Form of Note dated June 30, 1994, for 8 3/8% Senior Notes due 2001. (Incorporated
           by reference to Exhibit 4 to the Registrant's Form 8-K dated June 30, 1994, File No.
           1-8233.)
  4.7   -- Credit Agreement dated as of September 30, 1994 among USF&G Corporation and
           Morgan Guaranty Trust Company of New York as agent. (Incorporated by reference to
           Exhibit 10 to the Registrant's Form 10-Q for the quarter ended September 30,
           1994, File No. 1-8233.)
  4.8   -- Credit Agreement dated as of December 1, 1994, among USF&G Corporation and
           Deutsche Bank AG, as agent. (Incorporated by reference to Exhibit 4H to the
           Registrant's Form 10-K for the year ended December 31, 1994, File No. 1-8233.)
  4.9   -- Letter of Credit Agreement dated as of October 25, 1994, among USF&G Corporation and the Bank of New York, as agent. (Incorporated by reference to Exhibit 4I to the
           Registrant's Form 10-K for the year ended December 31, 1994, File No. 1-8233.)
  5.1   -- Opinion of John A. MacColl, Senior Vice President and General Counsel of the
           Registrant, as to the legality of the securities being registered.
  8.1   -- Opinion of Benesch, Friedlander, Coplan & Aronoff as to certain federal income tax consequences.
  8.2   -- Opinion of Willkie Farr & Gallagher as to certain federal income tax consequences.
 23.1   -- Consent of McDonald & Company Securities, Inc.
 23.2   -- Consent of KPMG Peat Marwick LLP.
 23.3   -- Consent of Ernst & Young LLP.
 23.4   -- Consent of John A. MacColl (included in Exhibit 5.1).
 23.5   -- Consent of Benesch, Friedlander, Coplan & Aronoff (included in Exhibit 8.1).
 23.6   -- Consent of Willkie Farr & Gallagher (included in Exhibit 8.2).
 24.1   -- Power of Attorney.
 28.1   -- Information from reports furnished to state insurance regulatory authorities.
           (Incorporated by reference to Exhibit 28 to the Registrant's Form 10-K for the year ended December 31, 1994, File No. 1-8233.)
 99.1   -- Form of proxy for special meeting to be mailed to Victoria shareholders.
 99.2   -- Employment Agreement, dated as of December 18, 1994, between USF&G Corporation and Kenneth R. Rosen.

B. Financial Statement Schedules.

     No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of Form S-4.

C. Reports, Opinions and Appraisals.

     Reference is made to Annex II included as part of the Proxy
Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (8) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BALTIMORE, STATE OF MARYLAND, ON APRIL 13, 1995.

                                            USF&G CORPORATION

                                            By: /s/  NORMAN P. BLAKE, JR.
                                               --------------------------------
                                                     Norman P. Blake, Jr.
                                                     Chairman of the Board
                                                     President and Chief
                                                     Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

April 13, 1995  /s/ NORMAN P. BLAKE, JR.
                ---------------------------------
                    Norman P. Blake, Jr.
                    Chairman of the Board,
                    President and
                    Chief Executive Officer
                    (Principal Executive Officer)

April 13, 1995  /s/ DAN L. HALE
                ---------------------------------
                    Dan L. Hale
                    Executive Vice President,
                    Chief Financial
                    Officer (Principal Financial
                    Officer and
                    Principal Accounting Officer)

Board of Directors:

     H. Furlong Baldwin, Michael J. Birck, George L. Bunting, Jr., Robert E. Davis, Dale F. Frey, Robert E. Gregory, Jr., Robert J. Hurst, Wilbur G. Lewellen, Henry A. Rosenberg, Jr., Larry P. Scriggins and Anne Marie Whittemore.

April 13, 1995  /s/ NORMAN P. BLAKE, JR.
                ---------------------------------
                    Norman P. Blake, Jr.
                    (for himself and as
                    attorney-in-fact)

                                 EXHIBIT INDEX
EXHIBIT
NUMBER                                                                                  PAGE
- -------                                                                                 ----
2.1      -- Amended and Restated Agreement and Plan of Merger, dated as of December
         18, 1994 and amended as of February 9, 1995, among USF&G Corporation,
         Queensland, Inc. and Victoria Financial Corporation (included as Annex I to the Proxy Statement/Prospectus). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
4.1      -- Rights Agreement dated as of September 18, 1987, between USF&G
         Corporation and First Chicago Trust Company of New York (successor to
         Morgan Shareholder's Service Trust Company) including Form of Rights
         Certificate. (Incorporated by reference to Exhibits 1 and 2 to the
         Registrant's Form 8-A filed September 21, 1987, File No. 1-8233.)
4.2      -- Bond issuance and payment agreement dated November 16, 1987, for Swiss
         Franc Public Issue of 5 1/2% Bonds 1988-1996 of Swiss Francs 120,000,000.
         (Incorporated by reference to Exhibit 4M to the Registrant's Form 10-K for the year ended December 31, 1987, File No. 1-8233.)
4.3      -- Indenture dated January 28, 1994 between USF&G Corporation and Chemical
         Bank. (Incorporated by reference to Exhibit 4E to the Registrant's Form
         10-K for the year ended December 31, 1993, File No. 1-8233.)
4.4      -- Indenture dated January 28, 1994 between USF&G Corporation and Signet
         Bank. (Incorporated by reference to Exhibit 4D to the Registrant's Form
         10-K for the year ended December 31, 1994, File No. 1-8233.)
4.5      -- Form of Note dated March 3, 1994, for Zero Coupon Convertible
         Subordinated Notes due 2009. (Incorporated by reference to Exhibit 4 to the
         Registrant's Form 8-K dated March 3, 1994, File No. 1-8233.)
4.6      -- Form of Note dated June 30, 1994, for 8 3/8% Senior Notes due 2001.
         (Incorporated by reference to Exhibit 4 to the Registrant's Form 8-K dated
         June 30, 1994, File No. 1-8233.)
4.7      -- Credit Agreement dated as of September 30, 1994 among USF&G Corporation and Morgan Guaranty Trust Company of New York as agent. (Incorporated by reference to Exhibit 10 to the Registrant's Form 10-Q for the quarter ended
         September 30, 1994, File No. 1-8233.)
4.8      -- Credit Agreement dated as of December 1, 1994, among USF&G Corporation and Deutsche Bank AG, as agent. (Incorporated by reference to Exhibit 4H to the Registrant's Form 10-K for the year ended December 31, 1994, File No.
         1-8233.)
4.9      -- Letter of Credit Agreement dated as of October 25, 1994, among USF&G
         Corporation and the Bank of New York, as agent. (Incorporated by reference to Exhibit 4I to the Registrant's Form 10-K for the year ended December 31,
         1994, File No. 1-8233.)
5.1      -- Opinion of John A. MacColl, Senior Vice President and General Counsel of
         the Registrant, as to the legality of the securities being registered.
8.1      -- Opinion of Benesch, Friedlander, Coplan & Aronoff as to certain federal income tax consequences.
8.2      -- Opinion of Willkie Farr & Gallagher as to certain federal income tax consequences.
23.1     -- Consent of McDonald & Company Securities, Inc.
23.2     -- Consent of KPMG Peat Marwick LLP.
23.3     -- Consent of Ernst & Young LLP.
23.4     -- Consent of John A. MacColl (included in Exhibit 5.1).

EXHIBIT
NUMBER                                                                                  PAGE
- -------                                                                                 ----
23.5     -- Consent of Benesch, Friedlander, Coplan & Aronoff (included in Exhibit
         8.1).
23.6     -- Consent of Willkie Farr & Gallagher (included in Exhibit 8.2).
24.1     -- Power of Attorney.
28.1     -- Information from reports furnished to state insurance regulatory authorities. (Incorporated by reference to Exhibit 28 to the Registrant's
         Form 10-K for the year ended December 31, 1994, File No. 1-8233.)
99.1     -- Form of proxy for special meeting to be mailed to Victoria shareholders.
99.2     -- Employment Agreement, dated as of December 18, 1994, between USF&G
         Corporation and Kenneth R. Rosen.